As filed with the Securities and Exchange Commission on May 12, 2006
Registration No. 333-132368

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

RESTORE MEDICAL, INC.
(Exact name of registrant as specified in its charter)

Delaware	3842	41-1955715
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2800 Patton Road
St. Paul, Minnesota 55113
(651) 634-3111
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

J. Robert Paulson, Jr.
Chief Executive Officer
Restore Medical, Inc.
2800 Patton Road
St. Paul, Minnesota 55113
(651) 634-3111
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kenneth L. Cutler Robert A. Kuhns Dorsey & Whitney LLP 50 South Sixth Street Minneapolis, Minnesota 55402 (612) 340-2600 Fax: (612) 340-2868	Mark C. Smith Allison R. Schneirov Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000 Fax: (212) 735-2000
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated May 12, 2006
Restore Medical, Inc.

4,000,000 Shares
Common Stock

This is the initial public offering of Restore Medical, Inc. No public market current exists for our common stock. We are offering 4,000,000 shares of our common stock. We anticipate that the initial public offering price will be between $9.00 and $11.00 per share.
Our common stock has been approved for quotation on the NASDAQ National Market under the symbol “REST.”
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Restore Medical	$	$
We have granted the underwriters the right to purchase up to 600,000 additional shares of common stock to cover any over-allotments.
Deutsche Bank Securities

RBC Capital Markets

First Albany Capital
The date of this prospectus is                     , 2006.

The Pillar® Procedure

An effective, minimally invasive treatment for snoring and sleep apnea

The Pillar Procedure uses three tiny inserts made from a soft, woven polyester material used in implantable medical products for more than 50 years.

The Pillar inserts are placed in the soft palate using a specially designed delivery tool using only local anesthetic. The Pillar Procedure takes place during a single office visit, and most patients resume normal diet and activities the same day.

Hard palate
Muscle
Pillar inserts
Glandular tissue
Uvula

Once in place, the Pillar inserts add structural support to the soft palate. Over time, the body's natural fibrotic tissue response to the Pillar inserts increases the stiffness and structural integrity of the soft palate.

The Pillar inserts cannot be seen or felt once in place, and do not interfere with swallowing or speech.

PROSPECTUS SUMMARY
      This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including “Risk Factors” beginning on page 6 and the financial statements and related notes, before making an investment decision.
Our Business
      We develop, manufacture and market our proprietary Pillar® palatal implant system, or Pillar System, a simple, innovative, minimally-invasive, implantable medical device to treat sleep disordered breathing, which includes obstructive sleep apnea, or OSA, and snoring. During the Pillar Procedure, a physician implants three small, braided, proprietary polyester inserts into the muscle of the soft palate to stiffen it and add structural support. This stiffening minimizes or eliminates the palatal tissue vibration that can cause snoring and the collapse that can obstruct the upper airway and cause OSA. We currently market and sell our Pillar System to otolaryngologists (ear, nose and throat physicians, or ENTs) and to a limited number of oral maxillofacial surgeons. We believe the Pillar Procedure is a safe, clinically effective, long-lasting, low-risk procedure with minimal pain or complications that offers significant benefits to both patients and physicians over other available treatment options for mild to moderate OSA and snoring.
      Our Pillar System was cleared by the United States Food and Drug Administration, or FDA, for snoring in December 2002 and for mild to moderate OSA in July 2004. Our Pillar System also has received CE Mark certification for both mild to moderate OSA and snoring from the European Commission in December 2004 and May 2003, respectively. More than 1,000 physicians have performed collectively over 11,000 Pillar Procedures world-wide as of December 2005, with the average price that patients pay in the United States ranging from $1,200 to $2,500. Since we commenced operations in 1999, we have incurred net losses primarily from costs relating to the development and commercialization of our Pillar System. At March 31, 2006, we had an accumulated deficit of $41.2 million.
Our Market Opportunity
      As reported in the April 2004 Journal of the American Medical Association, it is estimated that one in five adults, or approximately 44 million people, in the United States suffers from mild OSA, and that one in 15 adults, or approximately 15 million people, in the United States suffers from moderate or more severe OSA. A significant number of these estimated 59 million people who suffer from OSA remain undiagnosed and many of those diagnosed with mild to moderate OSA may be reluctant to seek treatment given the less severe nature of their condition, the potentially negative lifestyle effects of traditional treatments, and the lack of awareness of new treatment options. Internationally, the aggregate number of people with OSA is estimated to exceed that in the United States, including approximately 20 million people in Western Europe, 57 million people in China and 47 million people in India. OSA is a potentially harmful breathing condition caused by one or more obstructions of the upper airway during sleep. Individuals suffering from OSA experience frequent interruptions during sleep, resulting in excessive daytime sleepiness that can lead to memory loss, lack of concentration, depression and irritability. OSA also has been linked to more severe health consequences, including increased risks of cardiovascular morbidity, high blood pressure, stroke, heart attack and Type II diabetes. The traditional treatment for OSA has been continuous positive airway pressure, or CPAP, which is a life-long therapy that requires patients to wear a nasal or facial mask connected to a portable airflow generator while sleeping. It is estimated that approximately 1.3 million people will be diagnosed with OSA through a sleep study and prescribed CPAP in 2007. Although CPAP is effective if used continuously every night, the discomfort and inconvenience of wearing a mask to bed have resulted in CPAP non-compliance rates of more than 50%. Surgical treatments for OSA include the permanent removal or destruction of the tissue of the soft palate. Not only are such invasive treatments painful, but often they are clinically ineffective, require multiple treatments and may offer only a short-term solution.
      In a separate report, the American Academy of Otolaryngology estimates that one in four adults, or 55 million people, in the United States suffers from habitual snoring. Because most people who have OSA snore, the number of people with OSA overlaps significantly with the number of people who snore. Snoring often significantly affects the harmony and relationship between the affected individual and his or her bed partner. The average non-snoring bed partner loses approximately an hour of sleep each night as a result of his or her partner’s snoring. Additionally, a recent survey of 1,008 adults whose partner experienced sleep-related problems, including heavy snoring, determined that 31% of the couples surveyed adjust their sleeping habits by sleeping apart, altering their sleep schedules or wearing ear plugs while sleeping. Prior to the Pillar Procedure, the only available options to treat snoring have been lifestyle changes such as weight loss or sleeping position adjustment, oral appliances or over-the-counter remedies such as nasal strips, which are both ineffective to treat the soft palate, or painful, palatal surgical procedures.
Our Solution
      Our Pillar System is a proprietary, innovative, minimally-invasive, first-line treatment option for mild to moderate OSA and habitual or socially disruptive snoring. To date, 13 clinical studies with 357 participants have been completed on the use of the Pillar Procedure to treat mild to moderate OSA and snoring. The results of these clinical studies have served as the basis for our regulatory approvals, product claims and market acceptance.
      Based on the results of these clinical studies, and with over 11,000 Pillar Procedures performed through December 2005, we believe our Pillar System offers significant advantages over other therapies because our solution:

•	is a clinically effective and long-lasting treatment;

•	is a low-risk, minimally invasive procedure with limited pain and few complications and eliminates the inconvenience and discomfort of sleeping with a mask;

•	requires the use of only topical and local anesthetics, resulting in a significantly shorter recovery period;

•	is a one-time, 20-minute, in-office procedure; and

•	offers economic benefits to patients, physicians and payors given its relatively low cost and short procedure time.
Our Product
      The Pillar Procedure involves the implantation of three proprietary polyester inserts into the soft palate by a physician. We pre-load each insert into a specially engineered, single-use delivery tool, which is packaged individually in a sterile package. We braid each Pillar insert to our precise specifications from a well-known biocompatible polyethylene terephthalate fiber that has been used for years in implantable medical products such as surgical sutures and heart valve cuffs. We designed the Pillar inserts to stiffen and provide structural support to the soft palate tissue to prevent the fluttering or collapse of the soft palate, without interfering with normal soft palate functions such as swallowing or speech. The insertion triggers the body’s natural fibrotic response to injury and the introduction of a foreign body during the weeks following the procedure, promoting tissue growth around and into the Pillar inserts, thereby providing additional stiffening and structural support.

Our Strategy
      Our goal is to have the Pillar Procedure recognized by the market as the preferred first-line palatal surgical treatment for patients suffering from mild to moderate OSA and snoring. We also intend to establish the Pillar Procedure as the preferred alternative treatment for individuals who are unable or unwilling to comply with CPAP therapy or who seek a safe and clinically effective alternative to CPAP therapy for reasons of lifestyle flexibility and convenience. To achieve these goals, we must successfully develop the market for the Pillar Procedure in the United States and internationally. We are undertaking the following key growth strategies and related tactics:

•	hire additional domestic sales representatives and engage additional international distributors;

•	increase physician awareness and adoption of the Pillar Procedure over other treatment options for patients suffering from sleep disordered breathing, and expand our marketing, co-marketing and sleep disordered breathing education initiatives with physicians;

•	enhance awareness and selection of the Pillar Procedure by patients and their bed partners through innovative, targeted, direct-to-consumer marketing programs and initiatives;

•	sponsor and participate in additional clinical studies that seek to further validate the clinical effectiveness of the Pillar Procedure as a stand-alone treatment for mild to moderate OSA and snoring or in combination with CPAP therapy to treat other areas of upper airway obstruction that cause OSA and snoring, and further expand the FDA-cleared indications for use of the Pillar Procedure;

•	continue building our self-pay snoring business and increase efforts to establish adequate and appropriate third-party healthcare insurance coverage and reimbursement for use of the Pillar Procedure to treat mild to moderate OSA; and

•	proactively explore new products and technologies that would allow us to effectively treat other areas of upper airway collapse.
      The commercial success of our Pillar System ultimately depends upon a number of factors, including the number of physicians who perform the Pillar Procedure, the number of Pillar Procedures performed by these physicians, the number of patients who become aware of the Pillar Procedure as a treatment option, the number of patients who elect to undergo the Pillar Procedure, and the number of patients who, having successfully undergone the Pillar Procedure, endorse and refer the Pillar Procedure to other potential patients. In the future, we intend to expand our marketing efforts beyond ENTs and oral maxillofacial surgeons to other physicians who treat sleep disordered breathing. We believe that the Pillar Procedure offers physicians a clinically-effective, economically attractive, in-office procedure to treat their patients who are afflicted with mild to moderate OSA and snoring.
Our Corporate Information
      We were incorporated in Minnesota in November 1999 and reincorporated in Delaware in May 2004. Our principal executive offices are located at 2800 Patton Road, St. Paul, Minnesota 55113, and our telephone number is (651) 634-3111. Our website address is www.restoremedical.com. The information on, or that may be accessed through, our website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.
      Pillar® and the Restore Medical logo are registered trademarks of Restore Medical, Inc. This prospectus contains other trade names and service marks of Restore Medical and of other companies.

The Offering

Common stock offered by Restore Medical	4,000,000 shares

Common stock to be outstanding after this offering	15,251,225 shares

Over-allotment option	600,000 shares

Use of proceeds	We intend to use the net proceeds of this offering for working capital and general corporate purposes, including expanding our domestic and international sales organizations, increasing the size, scope and coverage of our marketing programs and initiatives, increasing our new product development efforts and increasing our clinical study initiatives. See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Nasdaq National Market symbol	REST

      The number of shares of our common stock that will be outstanding immediately after this offering is based on the number of shares outstanding as of March 31, 2006. This number assumes the conversion into common stock of all shares of our preferred stock. The number of outstanding shares excludes:

•	768,680 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2006, including preferred stock warrants, on an as-if converted basis and at a weighted average exercise price of $1.60 per share;

•	1,384,698 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2006, at a weighted average exercise price of $1.09 per share; and

•	1,834,372 shares of common stock expected to be available for future issuance under our stock incentive plans upon completion of this offering.

      Except where we state otherwise, the information we present in this prospectus reflects:

•	a 1-for-2 reverse split of our common stock;

•	the conversion of all of the outstanding shares of our preferred stock into 10,395,299 shares of common stock upon completion of this offering after effecting a change in the Series C and Series C-1 conversion price to common stock from $5.24 to $3.48 per share (on a post-split basis);

•	amendments to our charter and bylaws to be effective upon completion of this offering; and

•	no exercise by the underwriters of their over-allotment option.

Summary Financial Data
      The following tables summarize our financial data for the periods presented. The summary statement of operations data for the years ended December 31, 2003, 2004 and 2005 are derived from our audited annual financial statements included elsewhere in this prospectus. The summary statements of operations data for the three months ended March 31, 2005 and 2006, and summary balance sheet data as of March 31, 2006 have been derived from our unaudited financial statements, which are included elsewhere in this prospectus. The historical results are not necessarily indicative of the results to be expected for any future periods. You should read this data together with the financial statements and related notes appearing elsewhere in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended
				March 31,
	2003	2004
	(Restated)	(Restated)	2005	2005	2006

Statement of Operations Data:
Net sales	$368,201	$944,816	$4,854,235	$903,154	$1,752,472
Cost of sales	412,316	790,805	1,641,390	439,615	589,856

Gross margin (loss)	(44,115)	154,011	3,212,845	463,539	1,162,616
Loss from operations	(7,680,691)	(8,315,592)	(6,575,680)	(1,913,804)	(2,844,073)
Net loss	(9,411,476)	(7,554,227)	(7,021,200)	(2,047,342)	(3,054,076)
Net loss attributable to common stockholders	(9,456,417)	(7,806,033)	(7,021,200)	(2,047,342)	(3,054,076)
Net loss per share	$(11.42)	$(6.52)	$(5.77)	$(1.70)	$(2.48)
Basic and diluted weighted average common shares outstanding	827,819	1,196,366	1,217,640	1,207,211	1,233,943
      As adjusted information in the following table reflects (a) the conversion of all of the outstanding shares of our preferred stock into 10,395,299 shares (on a post-split basis) of our common stock upon the completion of this offering, (b) the reclassification of all outstanding preferred stock warrants subject to redemption to common stock warrants and (c) our sale of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $10.00 per share (the mid-point of the initial public offering price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and offering expenses, and the application of the net proceeds from those shares.

	As of March 31, 2006

	Actual	As Adjusted

	(Unaudited)
Balance sheet data:
Cash and cash equivalents	$3,463,537	$38,983,537
Working capital	3,144,606	38,664,606
Total assets	8,813,518	44,333,518
Total current liabilities	3,583,569	3,583,569
Total liabilities	9,356,684	8,045,570
Convertible participating preferred stock	39,208,857	—
Total common stockholders’ equity (deficit)	(39,752,023)	36,287,948

RISK FACTORS
      An investment in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below and all the other information contained in this prospectus, including our financial statements and related notes, before you decide whether to purchase our common stock. The market price of our common stock could decline due to any of these risks and uncertainties, and you may lose part or all of your investment.
Risks Relating to Our Business and Industry
We will not be successful if our Pillar System is not adopted for the treatment of mild to moderate obstructive sleep apnea or snoring.
      The first commercially available product based on our proprietary palatal implant technology is our patented Pillar System. Our success depends both on the medical community’s acceptance and adoption of our Pillar System as a minimally-invasive treatment for individuals suffering from mild to moderate OSA and socially disruptive and habitual snoring and heightening public awareness of the prevalence of OSA to increase the number of undiagnosed sufferers of OSA who seek treatment. Currently, a relatively limited number of ENTs and oral maxillofacial surgeons regularly perform the Pillar Procedure. We cannot predict how quickly, if at all, the medical community will accept our Pillar System, or, if accepted, the extent of its use. For us to be successful, our physician customers must:

•	believe that the Pillar Procedure offers meaningful clinical and economic benefits as compared to the other surgical and non-surgical procedures or devices currently being used to treat patients suffering from mild to moderate OSA or snoring;

•	use our Pillar System to treat individuals suffering from mild to moderate OSA or snoring either as a stand-alone treatment or in combination with procedures to treat other areas of upper airway obstruction, and achieve acceptable clinical outcomes in the patients they treat;

•	believe patients will pay for the Pillar Procedure out-of-pocket; and

•	be willing to commit the time and resources required to modify the way in which they currently treat, or have historically treated, patients suffering from mild to moderate OSA and snoring.
Studies have shown that a significant percentage of people who suffer from OSA remain undiagnosed and therefore do not seek treatment for OSA and that many of those diagnosed with mild to moderate OSA may be reluctant to seek treatment given the less severe nature of their condition, the potentially negative lifestyle effects of traditional treatments, and the lack of awareness of new treatment options. If we are unable to increase public awareness of the prevalence of OSA or if the medical community is slow to adopt, or fails to adopt, the Pillar Procedure as a treatment for individuals suffering from mild to moderate OSA and snoring, we would suffer a material adverse effect on our business, financial condition and results of operations.
We expect to derive substantially all of our future revenues from sales of a single product.
      Currently, our only product is our Pillar System. We expect that sales of our Pillar System will account for substantially all of our revenues for the foreseeable future. We currently market and sell our Pillar System in the United States and in 12 countries in Asia Pacific, Europe, the Middle East and South Africa. Because the Pillar Procedure is different from current surgical and non-surgical treatments for mild to moderate OSA and snoring, we cannot assure you that physicians will perform the Pillar Procedure, and demand for our Pillar System may decline or may not increase as quickly as we expect. Also, we cannot assure you that the Pillar Procedure will compete effectively as a treatment alternative to other more well-known and well-established therapies, such as CPAP, or other more common palatal surgical procedures. Since our Pillar System currently is our only product, decreased or lower than expected sales would cause us to lose all or substantially all of our revenues.
We have incurred losses and we may not be profitable in the future.
      Since we commenced operations in 1999, we have incurred net losses primarily from costs relating to the development and commercialization of our Pillar System. As of March 31, 2006, we had an accumulated deficit of $41.2 million. We expect to significantly increase our investment in our sales and marketing and research and development activities and, therefore, we expect to incur net losses through at least 2008. This business strategy may not be successful, and we may not become profitable in any future period. If we do become profitable, we cannot be certain that we will be able to sustain or increase profitability on a quarterly or annual basis.
Our future operating results are difficult to predict and may vary significantly from quarter to quarter, which may adversely affect the price of our common stock.
      Our limited history of sales of our Pillar System, together with our history of losses, make prediction of future operating results difficult. You should not rely on our past revenue growth as any indication of future growth rates or operating results. The price of our common stock likely will fall in the event our operating results do not meet the expectations of analysts and investors. Comparisons of our quarterly operating results are an unreliable indication of our future performance because they are likely to vary significantly based on many factors, including:

•	the demand for and acceptance of our Pillar System to treat mild to moderate OSA and snoring by both physicians and patients;

•	the success of alternative therapies and surgical procedures to treat individuals suffering from sleep disordered breathing, and the possible future introduction of new products and treatments for sleep disordered breathing;

•	our ability to maintain current pricing for our Pillar System;

•	the expansion and rate of success of our direct sales force in the United States and our independent distributors internationally;

•	the successful completion of current and future clinical studies, the presentation and publication of positive outcomes data from these clinical studies, and the increased adoption of the Pillar Procedure by physicians as a result of this clinical study data;

•	actions relating to ongoing FDA and European Union, or EU, compliance;

•	the size and timing of orders from physician customers and independent distributors;

•	our ability to obtain reimbursement for the Pillar Procedure for the treatment of mild to moderate OSA in the future from third-party healthcare insurers;

•	the willingness of patients to pay out-of-pocket for the Pillar Procedure for the treatment of snoring and, in the absence of reimbursement from third-party healthcare insurers, for the treatment of mild to moderate OSA;

•	unanticipated delays in the development and introduction of our future products and/or an inability to control costs;

•	our gross margins, or total gross profit as a percentage of total net sales, may decline if revenue from international sales of Pillar Systems, as a percentage of total net sales, increases relative to US sales of Pillar Systems, since we typically sell Pillar Systems to international distributors for approximately 50% of our US average selling price;

•	seasonal fluctuations in revenue due to the elective nature of all sleep-disordered breathing treatments, including the Pillar Procedure; and

•	general economic conditions as well as those specific to our customers and markets.
Further clinical studies of our Pillar System may adversely impact our ability to generate revenue if they do not demonstrate that our Pillar System is clinically effective for currently specified or expanded indications or if they are not completed in a timely manner.
      We have conducted, and continue to conduct, a number of clinical studies of the use of our Pillar System to treat patients suffering from mild to moderate OSA and snoring in the United States, Europe, Hong Kong and Singapore. We are in the process of obtaining two-year follow-up data on patients who participated in a snoring clinical study in the United States; three-year follow-up data on patients who participated in a snoring clinical study in Europe; two-year follow-up data on patients who participated in an OSA clinical study in Europe; and one-year follow-up data on patients who participated in an OSA clinical study in the United States. In addition, we are involved in a number of ongoing clinical studies evaluating clinical outcomes from the use of the Pillar Procedure, including prospective, randomized, placebo-controlled studies, as well as clinical studies that are structured to obtain clearance from the FDA and the EU for expanded clinical indications for use of our Pillar System.
      We cannot assure you that these clinical studies will continue to demonstrate that our Pillar System provides long-term clinical effectiveness for individuals suffering from mild to moderate OSA or snoring, nor can we assure you that the use of our Pillar System will prove to be safe and effective in clinical studies under United States or international regulatory guidelines for any expanded indications. Additional clinical studies of our Pillar System may identify significant clinical, technical or other obstacles that will have to be overcome prior to obtaining clearance from the applicable regulatory bodies to market our Pillar System for such expanded indications. If further studies of our Pillar System indicate that the Pillar Procedure is not a safe and effective treatment of mild to moderate OSA or snoring, our ability to market our Pillar System, and generate substantial revenue from additional sales of our Pillar Systems, may be materially limited.
      Individuals selected to participate in these further clinical studies must meet certain anatomical and other criteria to participate. We cannot assure you that an adequate number of individuals can be enrolled in clinical studies on a timely basis. Further, we cannot assure you that the clinical studies will be completed as planned. A delay in the analysis and publication of the positive outcomes data from these clinical studies, or the presentation or publication of negative outcomes data from these clinical studies, including data related to approval of our Pillar System for expanded indications, may materially impact our ability to increase revenues through sales and negatively impact our stock price.
Our business and results of operations may depend upon the ability of healthcare providers to achieve adequate levels of third-party reimbursement.
      Generally, the Pillar Procedure is paid for entirely out-of-pocket by patients, whether the patient is being treated for OSA or snoring. Third-party healthcare insurers typically consider any snoring treatment to be an elective cosmetic procedure, and do not cover payment for such procedures. We believe that all treatments for snoring, including the Pillar Procedure, will continue to be considered elective procedures, and therefore, procedures for which patients will pay out-of-pocket. Our ability to generate revenue from additional sales of our Pillar System for the treatment of snoring may be materially limited by the fact that it is unlikely that it will ever be covered by a third-party healthcare insurer.
      The cost of treatments for OSA, such as CPAP, and most surgical procedures generally are reimbursed by third-party healthcare insurers. The Pillar Procedure currently does not, and may not in the future, qualify for reimbursement for the treatment of OSA. Our ability to generate revenue from additional sales of our Pillar System for the treatment of OSA may be materially limited by the extent to which reimbursement of the Pillar Procedure for the treatment of mild to moderate OSA is available in the future. In addition, third-party healthcare insurers are increasingly challenging the prices charged for medical products and procedures. In the event that we are successful in our efforts to obtain reimbursement for the Pillar Procedure, any changes in this reimbursement system could materially affect our ability to continue to grow our business.
      Reimbursement and healthcare payment systems in international markets vary significantly by country and reimbursement for the Pillar Procedure may not be available at all under either government or private reimbursement systems. If we are unable to achieve reimbursement approvals in international markets, it could have a negative impact on market acceptance of our Pillar System and potential revenue growth in the markets in which these approvals are sought.
Our products and manufacturing activities are subject to extensive governmental regulation that could prevent us from selling our Pillar System or introducing new and/or improved products in the United States or internationally.
      Our products and manufacturing activities are subject to extensive regulation by a number of governmental agencies, including the FDA, the EU, and comparable international regulatory bodies. We are required to:

•	obtain clearance from the FDA, the EU and certain international regulatory bodies before we can market and sell our products;

•	satisfy all content requirements for the labeling, sales and promotional materials associated with our Pillar System and the Pillar Procedure; and

•	undergo rigorous inspections of our facilities, manufacturing and quality control processes, records and documentation.
      Compliance with the rules and regulations of these various regulatory bodies may delay or prevent us from introducing any new models of our Pillar System or other new products. In addition, government regulations may be adopted that could prevent, delay, modify or rescind regulatory clearance or approval of our products.
      We are required to demonstrate compliance with the FDA’s and EU’s quality system regulations. The FDA and the EU enforce their quality system regulations through pre-approval and periodic post-approval inspections by representatives from the FDA and the designated notified body for the EU, respectively. These regulations relate to product testing, vendor qualification, design control and quality assurance, as well as the maintenance of records and documentation. If we fail to conform to these regulations, the FDA or the EU may take actions that could seriously harm our business. These actions include sanctions, including temporary or permanent suspension of our operations, product recalls and marketing restrictions. A recall or other regulatory action could substantially increase our costs, damage our reputation and materially affect our operating results.

Our products are currently not recommended by most pulmonologists, who are integral to the diagnosis and treatment of sleep breathing disorders.
      The majority of patients being treated today for OSA, domestically and internationally, are initially referred to pulmonologists by their primary care physicians. Pulmonologists typically administer a polysomnography, or overnight sleep study, to diagnose the presence and severity of OSA. If an individual is diagnosed with OSA or snoring by a pulmonologist, the pulmonologist typically prescribes CPAP as therapy of choice. Pulmonologists, generally, do not endorse palatal surgical procedures to their patients for the treatment of OSA or snoring, often citing uncertainty in clinical outcomes, among other factors. Our domestic sales organization does not generally call on pulmonologists or sleep centers to sell our Pillar System, and we do not believe that most pulmonologists today would recommend the Pillar Procedure to their patients suffering from mild to moderate OSA and/or snoring. We cannot predict the extent to which pulmonologists will, in the future, endorse or recommend the Pillar Procedure to their mild to moderate OSA and snoring patients, even for those patients who are unwilling or unable to comply with CPAP therapy.
We face significant competition in the market for treating sleep breathing disorders.
      The market for treating sleep disordered breathing is highly competitive and the Pillar Procedure must compete with more established products, treatments and surgical procedures, which may limit our growth and negatively affect our business. Many of our competitors have an established presence in the field of treating sleep disordered breathing and have established relationships with pulmonologists, sleep clinics and ENTs, which play a significant role in determining which product, treatment or procedure is recommended to the patient. We believe certain of our competitors are attempting to develop innovative approaches and new products for diagnosing and treating OSA and other sleep disordered breathing conditions. We cannot predict the extent to which ENTs, oral maxillofacial surgeons, primary care physicians or pulmonologists would or will recommend our Pillar System over new or other established devices, treatments or procedures.
      In addition, we have limited resources with which to market, develop and sell our Pillar System. Many of our competitors have substantially greater financial and other resources than we do, including larger research and development staffs who have more experience and capability in conducting research and development activities, testing products in clinical trials, obtaining regulatory approvals and manufacturing, marketing, selling and distributing products. Some of our competitors may achieve patent protection, regulatory approval or product commercialization more quickly than we do, which may decrease our ability to compete. If we are unable to be competitive in the market for sleep disordered breathing, our revenues will decline, negatively affecting our business.
Our Pillar System may become obsolete if we are unable to anticipate and adapt to rapidly changing technology.
      The medical device industry is subject to rapid technological innovation and, consequently, the life cycle of any particular product can be short. Alternative products, procedures or other discoveries and developments to treat OSA and snoring may render our Pillar System obsolete. Furthermore, the greater financial and other resources of many of our competitors may permit them to respond more rapidly than we can to technological advances. If we fail to develop new technologies, products or procedures to upgrade or improve our existing Pillar System to respond to a changing market before our competitors are able to do so, our ability to market our products and generate substantial revenues may be limited.

Our international sales are subject to a number of risks that could seriously harm our ability to successfully commercialize our Pillar System in international markets.
      Our international sales are subject to several risks, including:

•	the ability of our independent distributors to market and sell our Pillar System and train physicians to perform the Pillar Procedure;

•	the ability of our independent distributors to sell the quantity of Pillar Systems they have committed to purchase from us in their respective distribution agreements;

•	our ability to identify new independent third-party distributors in international markets where we do not currently have distributors;

•	the impact of recessions in economies outside the United States;

•	greater difficulty in collecting accounts receivable and longer collection periods;

•	unexpected changes in regulatory requirements, tariffs or other trade barriers;

•	weaker intellectual property rights protection in some countries;

•	potentially adverse tax consequences; and

•	political and economic instability.
      The occurrence of any of these events could seriously harm our future international sales and our ability to successfully commercialize our products in international markets, thereby limiting our growth and revenues.
We depend on a few international third-party distributors that currently represent a significant portion of our Pillar System sales revenue, and the loss of one or more of such distributors could reduce our future sales revenue.
      We currently market and sell the Pillar System internationally in 12 countries in Asia Pacific, Europe, the Middle East and South Africa through third-party distributors, with the exception of Germany where we sell directly to certain physician customers. We began selling the Pillar System internationally during 2005, and as of December 31, 2005 sales of Pillar Systems to Shanghai Sanjiu Technology Development Co., Ltd., our international distributor in China, represented approximately 11% of our total worldwide net sales. A decision by these third-party distributors to discontinue selling our Pillar Systems or reduce their future purchases of Pillar Systems could significantly reduce our future sales revenue.
The failure of large US customers or international third-party distributors to pay for their purchases of Pillar Systems on a timely basis could reduce our future sales revenue and negatively impact our liquidity.
      The timing and extent of our future growth in sales revenue depends, in part, on our ability to continue to increase the number of US physicians performing the Pillar Procedure, as well as expanding the number of Pillar Procedures performed by these physicians. Similarly, our international distributors must continue to increase the number of physicians performing the Pillar Procedure in their territories, as well as expanding the number of Pillar Procedures performed by these physicians. To the extent one or more of our large US physician customers or international distributors fails to pay us for Pillar Systems on a timely basis, we may be required to discontinue selling to these organizations and find new customers and/or replacement distributors, which could reduce our future sales revenue and negatively impact our liquidity.

We depend on our patents and proprietary technology, which we may not be able to protect.
      Our success depends, in part, on our ability to obtain and maintain patent protection for the Pillar Procedure and our Pillar System and their components and processes. Our success further depends on our ability to obtain and maintain trademark protection for our name and mark; to preserve our trade secrets and know-how; and to operate without infringing the intellectual property rights of others. We currently have issued or pending patents in several countries, including in the United States, Germany, Great Britain, Norway, Hong Kong, Singapore, Canada, China, the EU, Japan, South Korea, Australia, Indonesia, Malaysia and Taiwan, as well as pending Patent Cooperation Treaty applications. We cannot assure you that any of our pending or future patent applications will result in issued patents, that any current or future patents will not be challenged, invalidated or circumvented, that the scope of any of our patents will exclude competitors or that the patent rights granted to us will provide us any competitive advantage. We may discover that our technology infringes patents or other rights owned by others, and we cannot be certain that we were the first to make the inventions covered by each of our issued patents and our pending patent applications, or that we were the first to file patent applications for such inventions. In addition, we cannot assure you that our competitors will not seek to apply for and obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products either in the United States or in international markets. Further, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.
      In addition to patents, we rely on trademarks to protect the recognition of our company and product in the marketplace. We have trademark registrations for our name and mark principally in the United States, as well as registrations or pending applications in China, the EU, Indonesia and Singapore, and accordingly may not have protection for our name and mark in other jurisdictions. We also rely on trade secrets, know-how, and proprietary knowledge that we seek to protect, in part, through confidentiality agreements with employees, consultants and others. We cannot assure you that our proprietary information will not be shared, our confidentiality agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known to or independently developed by competitors.
We may face intellectual property infringement claims that would be costly to resolve.
      There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry, and our competitors and others may initiate intellectual property litigation, including as a means of competition. Intellectual property litigation is complex and expensive and outcomes are difficult to predict. We cannot assure you that we will not become subject to patent infringement claims or litigation, or interference proceedings, to determine the priority of inventions. Litigation or regulatory proceedings also may be necessary to enforce our patent or other intellectual property rights. We may not always have the financial resources to assert patent infringement suits or to defend ourselves from claims. An adverse result in any litigation could subject us to liabilities, or require us to seek licenses from or pay royalties to others that may be substantial. Furthermore, we cannot predict the extent to which the necessary licenses would be available to us on satisfactory terms, if at all.
We may face product liability claims that could result in costly litigation and significant liabilities.
      The manufacture and sale of medical products entail significant risk of product liability claims. The medical device industry, in general, has been subject to significant medical malpractice litigation. Any product liability claims, with or without merit, could result in costly litigation, reduced sales, cause us to incur significant liabilities and divert our management’s time, attention and resources. Because of our limited operating history and lack of experience with these claims, we cannot be sure that our product liability insurance coverage is adequate or that it will continue to be available to us on acceptable terms, if at all.
We depend on a few suppliers for key components, making us vulnerable to supply shortages and price fluctuation.
      We purchase components for our Pillar System from a variety of vendors on a purchase order basis; we have no long-term supply contracts with any of our vendors. While it is our goal to have multiple sources to procure certain key components, in some cases it is not economically practical or feasible to do so. To mitigate this risk, we maintain an awareness of alternate supply sources that could provide our currently single-sourced components with minimal or no modification to the current version of our Pillar System, practice supply chain management, maintain safety stocks of critical components and have arrangements with our key vendors to manage the availability of critical components. Despite these efforts, if our vendors are unable to provide us with an adequate supply of components in a timely manner, or if we are unable to locate qualified alternate vendors for components at a reasonable cost, the cost of our products would increase, the availability of our products to our customers would decrease and our ability to generate revenues could be materially limited.
Our sales and marketing efforts may not be successful.
      We currently market and sell our Pillar System to ENTs and to a limited number of oral maxillofacial surgeons. The commercial success of our Pillar System ultimately depends upon a number of factors, including the number of physicians who perform the Pillar Procedure, the number of Pillar Procedures performed by these physicians, the number of patients who become aware of the Pillar Procedure by self-referral or referrals by their primary care physicians, the number of patients who elect to undergo the Pillar Procedure, and the number of patients who, having successfully undergone the Pillar Procedure, endorse and refer the Pillar Procedure to other potential patients. The Pillar Procedure may not gain significant increased market acceptance among implanting physicians, patients, third-party healthcare insurers and managed care providers. Primary care physicians may elect to refer individuals suffering from sleep disordered breathing to pulmonologists or other physicians who treat sleep disordered breathing rather than to ENTs or oral maxillofacial surgeons, and these physicians may not recommend the Pillar Procedure to patients for any number of reasons, including safety and clinical efficacy, the availability of alternative procedures and treatment options, or inadequate levels of reimbursement. In addition, while positive patient experiences can be a significant driver of future sales, it is impossible to influence the manner in which this information is transmitted and received, the choices potential patients may make and the recommendations that treating physicians make to their patients.
      We have limited experience in marketing and selling our Pillar System through a direct sales organization in the United States and through third-party distributors internationally. We currently sell directly to certain physician customers in Germany, and are in the process of identifying an independent third-party distributor for the German market. We may not be able to maintain a suitable sales force in the United States or suitable number of third-party distributors outside the United States, or enter into or maintain satisfactory marketing and distribution arrangements with others. Our marketing and sales efforts may not be successful in increasing awareness and sales of our Pillar System.

The failure to educate or train a sufficient number of physicians in the use of our Pillar System could reduce the market acceptance of our Pillar System and reduce our revenues.
      It is critical to the success of our sales efforts that there is an increasing number of physicians familiar with, trained in, and proficient in the use of our Pillar System. Currently, physicians learn to use our system through hands-on, on-site training by our representatives in conjunction with performing the Pillar Procedures. However, to receive this training, physicians must be aware of the Pillar Procedure as a treatment option for mild to moderate OSA and snoring and be interested in using the Pillar Procedure in their practice. We cannot predict the extent to which physicians will dedicate the time and energy necessary for adequate training in the use of our Pillar System, have the knowledge of or experience in the clinical outcomes of the Pillar Procedure or feel comfortable enough performing the Pillar Procedure to recommend it to their patients. Even if a physician is well versed in the Pillar Procedure, he or she may be unwilling to require patients to pay for the Pillar Procedure out-of-pocket. If physicians do not continue to accept and recommend the Pillar Procedure, our revenues could be materially affected.
All of our operations are conducted at a single location; therefore, any disruption at our existing facility could substantially affect our business.
      We manufacture our Pillar System at one facility using certain specialized equipment. Although we have contingency plans in effect for certain natural disasters, as well as other unforeseen events that could damage our facility or equipment, any such events could materially interrupt our manufacturing operations. In the event of such an occurrence, we have business interruption insurance to cover lost revenues and profits. However, such insurance would not compensate us for the loss of opportunity and potential adverse impact on relations with existing customers created by an inability to produce our products.
We depend on certain key personnel.
      If we are unable to attract, train and retain highly-skilled technical, managerial, product development, sales and marketing personnel, we may be at a competitive disadvantage and unable to develop new products or increase revenue. The failure to attract, train, retain and effectively manage employees could negatively impact our research and development, sales and marketing and reimbursement efforts. In particular, the loss of sales personnel could lead to lost sales opportunities as it can take several months to hire and train replacement sales personnel. Uncertainty created by turnover of key employees could adversely affect our business.
We will need to carefully manage our expanding operations to achieve sustainable growth.
      To achieve increased revenue levels, complete clinical studies and develop future products, we believe that we will be required to periodically expand our operations, particularly in the areas of sales and marketing, clinical research, reimbursement, research and development, manufacturing and quality assurance. As we expand our operations in these areas, management will face new and increased responsibilities. To accommodate any growth and compete effectively, we must continue to upgrade and improve our information systems, as well as our procedures and controls across our business, and expand, train, motivate and manage our work force. Our future success will depend significantly on the ability of our current and future management to operate effectively. Our personnel, systems, procedures and controls may not be adequate to support our future operations. If we are unable to effectively manage our expected growth, this could have a material adverse effect on our business, financial condition and results of operations.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance requirements.
      We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, together with new rules subsequently implemented by the Securities and Exchange Commission, or SEC, and the Nasdaq National Market, have imposed various new requirements on public companies, including requiring certain corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.
      In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, commencing in 2007, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. During their audit of our financial statements for fiscal 2005, our independent registered public accounting firm determined that there were material weaknesses in our internal controls over financial reporting during fiscal 2005 because we lacked personnel with adequate technical accounting expertise to identify and account for unusual and complex debt and equity accounting matters, and lacked policies and procedures to ensure information was properly communicated to the accounting department to ensure timely and accurate financial reporting. We have substantially remediated the material weakness associated with the accounting for unusual and complex debt and equity instruments by reviewing and analyzing all historical instruments, applying the appropriate accounting treatment to the transactions associated with these instruments, and correcting errors in our historical financial statements. We also used independent third-party expert valuations to support the valuation of certain of these instruments and will continue to independently value such instruments until they expire or are otherwise converted. In recognition of the need to improve our technical and financial statement preparation and reporting expertise, we recently hired a chief financial officer with extensive public accounting and public company financial reporting experience, and we intend to supplement his experience with a controller who will also have the appropriate level of technical accounting and financial statement preparation and reporting experience. Finally, we have substantially remediated the weakness regarding the internal communication of accounting matters over the past year by implementing a series of internal operating and control procedures to ensure we accurately account for the financial impact of our business operations and prepare the requisite accounting statements in accordance with SEC and US GAAP. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. If we are not able to comply with the requirements of Section 404 in a timely manner, if the steps taken to remedy the material weaknesses previously identified by our independent registered public accounting firm are not effective or if our independent registered public accounting firm identifies additional deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from executing our growth strategy.
      The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including the other risk factors described in this prospectus. Additional financing may not be available on terms favorable to us, or at all. Any additional capital we raise through the sale of equity or convertible debt securities may dilute your percentage ownership of our common stock. Furthermore, any new equity securities we issue could have rights, preferences and privileges superior to our common stock. Capital raised through debt financings could require us to make periodic interest payments and could impose potentially restrictive covenants on the conduct of our business.
Risks Relating to this Offering and Ownership of Our Common Stock
Because there has not been a public market for our common stock and our stock price may be volatile, you may not be able to resell your shares at or above the initial offering price.
      Prior to this offering, you could not buy or sell our common stock publicly. We cannot predict the extent to which investors’ interests will lead to an active trading market for our common stock or whether the market price of our common stock will be volatile following this offering. The market for medical device stocks has been extremely volatile. The following factors, most of which are outside of our control, could cause the market price of our common stock to decrease significantly from the price you pay in this offering:

•	variations in our quarterly operating results;

•	departure of key personnel;

•	changes in governmental regulations and standards affecting the medical device industry and our products;

•	decreases in financial estimates, or negative commentary about us or the medical device industry by equity research analysts;

•	sales of common stock or other securities by us in the future;

•	decreases in market valuations of medical device companies; and

•	fluctuations in stock market prices and volumes.
      In the past, securities class action litigation often has been initiated against a company following a period of volatility in the market price of the company’s securities. If class action litigation is initiated against us, we will incur substantial costs and our management’s attention will be diverted from our operations. All of these factors could cause the market price of our stock to decline, and you may lose some or all of your investment.
If equity research analysts do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.
      The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts or the content and opinions included in their reports. The price of our common stock could decline if one or more equity research analysts downgrade our common stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

Future sales of our common stock by existing stockholders could cause our stock price to decline.
      If our existing stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decrease significantly. The perception in the public market that our stockholders might sell shares of common stock could also depress the market price of our common stock. Substantially all of our existing stockholders prior to this offering are subject to lock-up agreements with the underwriters that restrict their ability to transfer their stock for at least 180 days after the date of this prospectus. Upon expiration of the lock-up agreements, 11,251,225 shares of our common stock will be eligible for sale in the public market. The market price of our common stock may drop significantly when the restrictions on resale of these shares lapse and our existing stockholders are able to sell shares of our common stock into the market.
      Following the offering, we also intend to increase the number of our registered shares of common stock by filing registration statements with the SEC covering (a) all of the shares of our common stock subject to options outstanding, but not exercised, at the close of the offering and (b) all of the shares available for future issuance under our stock incentive plan. In addition, upon completion of this offering, the holders of our preferred stock, including shares issuable upon exercise of outstanding warrants to purchase preferred stock, will hold an aggregate of 10,730,462 shares of common stock and have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. If we were to include in a company-initiated registration statement shares held by those holders pursuant to the exercise of their registration rights, the sale of those shares could impair our ability to raise needed capital by depressing the price at which we could sell our common stock.
      A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities, and may cause you to lose part or all of your investment.
We have broad discretion in the use of the proceeds of this offering and may apply the proceeds in ways with which you do not agree.
      Substantially all of our net proceeds from this offering will be used, as determined by management in its sole discretion, for working capital and general corporate purposes, including expanding our domestic and international marketing and sales organizations and programs, increasing our efforts to develop new products or technologies and increasing our clinical study initiatives. We have not yet determined the allocation of those net proceeds among the various uses described in this prospectus. Our management will have broad discretion over the use and investment of the net proceeds of this offering. You will not have the opportunity, as part of your investment decision, to assess whether our proceeds are being used appropriately. Pending the use of our proceeds, they may be placed in investments that do not produce income or that lose value.
Our directors and executive officers will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including changes of control.
      We anticipate that our executive officers and directors and entities affiliated with them will, in the aggregate, beneficially own 39.4% of our outstanding common stock following the completion of this offering, assuming the underwriters do not exercise their over-allotment option. Our executive officers, directors and affiliated entities, if acting together, would be able to control or influence significantly all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other significant corporate transactions.

These stockholders may have interests that differ from yours, and they may vote in a way with which you disagree and that may be adverse to your interests. The concentration of ownership of our common stock may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and may affect the market price of our common stock.
Our organizational documents and Delaware law make a takeover of our company more difficult, which may prevent certain changes in control and limit the market price of our common stock.
      Our charter and bylaws and Section 203 of the Delaware General Corporation Law contain provisions that might enable our management to resist a takeover of our company. These provisions might discourage, delay or prevent a change in the control of our company or a change in our management. These provisions also could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. Some provisions in our charter and bylaws may deter third parties from acquiring us, which may limit the market price of our common stock.
You will experience immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering.
      If you purchase shares of our common stock in this offering, you will experience immediate dilution of $7.64 per share (based on the mid-point of the initial public offering price range set forth on the cover page of this prospectus), because the price that you pay will be substantially greater than the adjusted net tangible book value per share of common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the price of the shares being sold in this offering when they purchased their shares of our capital stock. If the underwriters exercise their over-allotment option, or if outstanding options to purchase our common stock are exercised, you will experience additional dilution.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause our, our customers’ or our industry’s actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements, to differ. “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” as well as other sections in this prospectus, discuss some of the factors that could contribute to these differences.
      The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.
      This prospectus also contains market data related to our business and industry. These market data include projections that are based on a number of assumptions. While we believe these assumptions to be reasonable and sound as of the date of this prospectus, if these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations, financial condition and the market price of our common stock.

USE OF PROCEEDS
      We estimate that the net proceeds from our sale of 4,000,000 shares of common stock in this offering will be approximately $35.5 million, or approximately $41.1 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $10.00 per share (the mid-point of the initial public offering price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.
      We intend to use the net proceeds of this offering for working capital and general corporate purposes, including expanding our domestic and international marketing and sales organizations and programs, increasing our new product development efforts and increasing our clinical study initiatives. We have not yet determined with certainty the manner in which we will allocate these net proceeds. The amounts and timing of these expenditures will vary depending upon a number of factors, including the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business.
      Pending the uses described above, we intend to invest the net proceeds in United States government securities and other short-term, investment-grade, interest-bearing instruments.
DIVIDEND POLICY
      We have never declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends on our common stock. We anticipate that we will retain all of our future earnings, if any, for use in the development and expansion of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition and operating results.

CAPITALIZATION
      The following table describes our capitalization as of March 31, 2006 on an actual basis and as adjusted to reflect:

•	the conversion of all of the outstanding shares of our preferred stock into 10,395,299 shares (on a post-split basis) of common stock upon completion of this offering;

•	the reclassification of all outstanding preferred stock warrants subject to redemption to common stock warrants;

•	the filing of amendments to our charter effective upon completion of this offering; and

•	our sale of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $10.00 per share (the mid-point of the initial public offering price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and offering expenses, and the application of the net proceeds from our sale of common stock in this offering.
      You should read this capitalization table together with the financial statements and related notes appearing elsewhere in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

	As of March 31, 2006

	Actual	As Adjusted

Long-term debt, excluding current portion	$4,453,201	$4,453,201
Preferred stock warrants subject to redemption	1,311,114	—

Total indebtedness	5,764,315	4,453,201

Convertible participating preferred stock:
Series A, $0.01 par value: 775,000 shares authorized; 750,000 shares issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted	747,380	—
Series B, $0.01 par value: 4,500,000 shares authorized; 4,185,411 shares issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted	13,507,461	—
Series C, $0.01 par value: 9,500,000 shares authorized; 7,615,675 shares issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted	18,723,137	—
Series C-1, $0.01 par value: 2,940,000 shares authorized; 2,498,833 shares issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted	6,230,879	—

Total convertible participating preferred stock	39,208,857	—

Common stockholders’ equity (deficit):
Undesignated preferred stock, $0.01 par value: 2,000,000 shares authorized, issued and outstanding, actual; 5,000,000 shares authorized and no shares issued or outstanding, as adjusted	—	—
Common stock, $0.01 par value: 23,500,000 shares authorized; 855,926 shares issued and outstanding, actual; 50,000,000 shares authorized and 15,251,225 shares issued and outstanding, as adjusted	8,560	152,512
Additional paid-in capital	3,364,721	79,260,740
Deferred stock-based compensation	(1,936,724)	(1,936,724)
Accumulated deficit	(41,188,580)	(41,188,580)

Total common stockholders’ equity (deficit)	(39,752,023)	36,287,948

Total capitalization	$5,221,149	$40,741,149

      The preceding table excludes, on an as-adjusted basis, 768,680 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2006 on an as-if converted basis and at a weighted average exercise price of $1.60 per share, 1,384,698 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2006 at a weighted average exercise price of $1.09 per share, and 1,834,372 shares of common stock available for future issuance upon completion of this offering under our stock incentive plans.

DILUTION
      If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the adjusted net tangible book value per share of common stock immediately after this offering. Our net tangible book value as of March 31, 2006 was $(41.4) million, or $(48.34) per share of common stock. Net tangible book value per share is determined by dividing (a) our total tangible assets less our total liabilities (including convertible participating preferred stock) by (b) the number of shares of common stock outstanding.
      After giving effect to (a) the conversion of all of the outstanding shares of our preferred stock into shares of common stock upon completion of this offering, (b) conversion of preferred stock warrants into common stock warrants upon completion of this offering and (c) our sale of 4,000,000 shares of common stock at an assumed initial public offering price of $10.00 per share (the mid-point of the initial public offering price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and offering expenses, and the application of the net proceeds from such sale, our adjusted net tangible book value as of March 31, 2006 would have been $35.9 million, or $2.36 per share. This amount represents an immediate increase in net tangible book value to our existing stockholders of $50.70 per share and an immediate dilution to new investors of $7.64 per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$10.00
Net tangible book value per share as of March 31, 2006	$(48.34)
Effect of conversion of preferred stock into common stock	48.15
Effect of conversion of preferred stock warrants subject to redemption into common stock warrants	0.11
Increase per share attributable to new investors	2.44

Adjusted net tangible book value per share after this offering		2.36

Dilution per share to new investors		$7.64

      If the underwriters exercise their over-allotment option to purchase additional shares in this offering, our adjusted net tangible book value at March 31, 2006 would have been $41.5 million, or $2.62 per share, representing an immediate increase in net tangible book value to our existing stockholders of $50.96 per share and an immediate dilution to new investors of $7.38 per share.
      The following table summarizes as of March 31, 2006, on an adjusted basis reflecting the conversion of all of the outstanding shares of our preferred stock into 10,395,299 shares (on a post-split basis) of common stock upon completion of this offering, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by new investors, based upon an assumed initial public offering price of $10.00 per share (the mid-point of the initial public offering price range set forth on the cover page of this prospectus) and before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	per Share

Existing stockholders	11,251,225	73.8%	$39,918,048	49.9%	$3.55
New investors	4,000,000	26.2%	40,000,000	50.1%	$10.00

Total	15,251,225	100%	$79,918,048	100%	$5.24

      As of March 31, 2006, there were options outstanding to purchase a total of 1,384,698 shares of common stock. Those options had a weighted average exercise price of $1.09 per share. As of March 31, 2006, there were warrants outstanding to purchase on an as-if converted basis a total of 768,680 shares of common stock. Those warrants had a weighted average exercise price of $1.60 per share. Assuming the exercise in full of all our outstanding options and warrants, adjusted net tangible book value at March 31, 2006 would be $2.22 per share, representing additional dilution per share to new investors of $0.14 per share. The following table assumes the exercise of all outstanding options and warrants as of March 31, 2006:

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	per Share

Existing stockholders	13,404,603	77.0%	$42,657,257	51.6%	$3.18
New investors	4,000,000	23.0%	40,000,000	48.4%	$10.00

Total	17,404,603	100%	$82,657,257	100%	$4.75

SELECTED FINANCIAL DATA
      The selected financial data set forth below should be read in conjunction with the financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information appearing elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2003, 2004 and 2005 and the balance sheet data as of December 31, 2004 and 2005 are derived from financial statements audited by KPMG LLP, and included elsewhere in this prospectus. The statement of operations data for the year ended December 31, 2002, and the balance sheet data as of December 31, 2001, 2002, 2003 are derived from our unaudited financial statements not included in this prospectus. The statement of operations data for the year ended December 31, 2001 is derived from our audited financial statements not included in this prospectus. The statement of operations data for the three months ended March 31, 2005 and 2006, and the balance sheet data as of March 31, 2006 have been derived from our unaudited financial statements, which are included elsewhere in this prospectus. Our unaudited financial statements include, in the opinion of our management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of those statements. The historical results are not necessarily indicative of the results to be expected for any future periods.

	Year Ended December 31,					Three Months Ended
						March 31,
		2002	2003	2004
	2001	(Restated)	(Restated)	(Restated)	2005	2005	2006

Statement of operations data:
Net sales	$—	$—	$368,201	$944,816	$4,854,235	$903,154	$1,752,472
Cost of sales	—	—	412,316	790,805	1,641,390	439,615	589,856

Gross margin (loss)	—	—	(44,115)	154,011	3,212,845	463,539	1,162,616

Operating expenses:
Research and development	3,462,035	3,346,277	3,300,904	2,281,880	1,869,264	519,072	613,034
General and administrative	1,600,024	1,808,210	2,002,956	2,148,276	2,938,237	749,036	1,517,578
Sales and marketing	344,954	229,274	2,332,716	4,039,447	4,981,024	1,109,235	1,876,077

Total operating expenses	5,407,013	5,383,761	7,636,576	8,469,603	9,788,525	2,377,343	4,006,689

Loss from operations	(5,407,013)	(5,383,761)	(7,680,691)	(8,315,592)	(6,575,680)	(1,913,804)	(2,844,073)
Interest income	355,234	48,821	32,147	169,072	132,421	40,967	28,000
Interest expense	(13,823)	(31,077)	(2,659,735)	(426,120)	(24,816)	(2,685)	(84,527)
Other income (expense), net	(300)	3,632	629,814	1,018,413	(553,125)	(171,820)	(153,476)
Cumulative effect of change in accounting principle	—	—	266,989	—	—	—	—

Net loss	(5,065,902)	(5,362,385)	(9,411,476)	(7,554,227)	(7,021,200)	(2,047,342)	(3,054,076)
Amortization of beneficial conversion feature of Series A and B preferred stock	—	—	(44,941)	(251,806)	—	—	—
Series B preferred stock deemed dividend (restated)	—	(951,208)	—	—	—	—	—

Net loss attributable to common stockholders	$(5,065,902)	$(6,313,593)	$(9,456,417)	$(7,806,033)	$(7,021,200)	$(2,047,342)	$(3,054,076)

Net loss per share	$(6.74)	$(8.39)	$(11.42)	$(6.52)	$(5.77)	$(1.70)	$(2.48)

Basic and diluted weighted average common shares outstanding	751,125	752,678	827,819	1,196,366	1,217,640	1,207,211	1,233,943

      In the preceding table, cost of revenue and operating expenses include stock-based compensation expense as follows:

	Year Ended December 31,					Three Months Ended
						March 31,
		2002	2003	2004
	2001	(Restated)	(Restated)	(Restated)	2005	2005	2006

						(Unaudited)
Stock-based compensation expense:
Cost of sales	$—	$—	$—	$1,912	$19,380	$1,678	$8,119
Research and development expense	—	—	—	2,162	14,804	1,005	22,656
General and administrative expense	59,925	34,694	—	29,295	462,983	77,091	285,206
Sales and marketing expense	—	—	—	6,114	62,417	5,970	28,612

Total stock-based compensation expense	$59,925	$34,694	$—	$39,483	$559,584	$85,744	$344,593

	As of December 31,
						As of
		2002	2003	2004		March 31,
	2001	(Restated)(1)	(Restated)(1)	(Restated)(1)	2005	2006

						(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$1,501,672	$2,181,759	$852,582	$2,258,270	$3,396,577	$3,463,537
Working capital (deficit)	5,324,532	1,220,807	(9,486,060)	8,322,540	4,058,376	3,144,606
Total assets	5,821,967	3,130,873	2,259,514	9,658,638	6,394,745	8,813,518
Total current liabilities	357,133	1,284,428	10,891,429	974,161	1,767,665	3,583,569
Total liabilities	430,487	2,344,653	11,114,180	1,068,445	4,228,703	9,356,684
Convertible participating preferred stock	13,303,633	14,254,841	14,003,035	39,208,857	39,208,857	39,208,857
Convertible participating preferred stock warrants	7,756	343,710	—	—	—	—
Total common stockholders’ deficit	$(7,919,909)	$(14,140,072)	$(22,857,701)	$(30,618,664)	$(37,042,815)	$(39,752,023)

(1)	As further described in note 2 to the financial statements, we have restated our financial statements for the years 2003 and 2004. We also restated our 2002 financial statements, which are not included herein. Such adjustments included:

(a)	accounting for an embedded derivative under SFAS No. 133, Accounting for Derivative Investments and Hedging Activities, (SFAS 133);

(b)	correcting the accounting for preferred stock warrants subject to mandatory redemption under SFAS 150;

(c)	correcting the accounting for stock-based compensation;

(d)	correcting the accounting of severance amounts due to former employees;
(e)	correcting other accounting errors related to the accrual of costs and expenses;

(f)	correcting the classification of investments that were previously recorded as cash;

(g)	correcting the accounting for recognition of a beneficial conversion feature;
(h)	correcting other miscellaneous items that we identified during our current evaluation of our accounting policies, none of which were significant individually or in the aggregate; and

(i)	correcting the accounting for a preferred stock dividend.

Quarterly Results of Operations (in thousands except per share calculations)

											Three
											Months
	Year Ended December 31, 2004					Year Ended December 31, 2005					Ended
											March 31,
	Q1(1)	Q2(1)	Q3(1)	Q4(1)	Total(2)	Q1(1)	Q2(1)	Q3(1)	Q4(1)	Total	2006(1)

Net sales	$182	$170	$205	$388	$945	$903	$1,162	$1,227	$1,562	$4,854	$1,752
Cost of sales	80	72	383	256	791	440	354	369	478	1,641	590

Gross margin (loss)	102	98	(178)	132	154	463	808	858	1,084	3,213	1,162
Loss from operations	(1,636)	(2,087)	(2,436)	(2,157)	(8,316)	(1,913)	(1,702)	(1,304)	(1,657)	(6,576)	(2,844)
Net loss	(713)	(2,160)	(2,562)	(2,119)	(7,554)	(2,047)	(1,918)	(1,349)	(1,707)	(7,021)	(3,054)
Amortization of beneficial conversion feature of Series A and B preferred stock	(252)	—	—	—	(252)	—	—	—	—	—	—

Net loss attributable to common stockholders	$(965)	$(2,160)	$(2,562)	$(2,119)	$(7,806)	$(2,047)	$(1,918)	$(1,349)	$(1,707)	$(7,021)	$(3,054)

Net loss per share	$(0.80)	$(1.81)	$(2.14)	$(1.77)	$(6.52)	$(1.69)	$(1.55)	$(1.10)	$(1.39)	$(5.77)	$(2.48)

Basic and diluted weighted average common shares outstanding	1,195,385	1,195,385	1,195,548	1,199,125	1,196,366	1,207,211	1,218,224	1,220,557	1,224,350	1,217,640	1,233,943

(1)	Unaudited

(2)	Restated

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion and analysis should be read in conjunction with the financial statements and related notes and the other financial information appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy, contains forward-looking statements that involve risk, uncertainties and assumptions. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from those described in or implied by the forward-looking statements contained in the following discussion and analysis and elsewhere in this prospectus.
Overview
      We develop, manufacture and market our proprietary Pillar System, a simple, innovative, minimally-invasive, implantable medical device to treat sleep disordered breathing, which includes OSA and snoring. During the Pillar Procedure, a physician implants three small, braided, proprietary polyester inserts into the muscle of the soft palate to stiffen it and add structural support. This stiffening minimizes or eliminates the palatal tissue vibration that can cause snoring and the collapse that can obstruct the upper airway and cause OSA. We believe the Pillar Procedure is a safe, clinically effective, long-lasting, low-risk procedure with minimal pain or complications that offers significant benefits to both patients and physicians over other available treatment options for mild to moderate OSA and snoring.
      We were incorporated in 1999 and commercially introduced our Pillar System for the treatment of snoring in April 2003 and for the treatment of mild to moderate OSA in October 2004. More than 1,000 physicians have performed collectively over 11,000 Pillar Procedures world-wide as of December 2005. Our revenues have grown from $368,201 in 2003, to $944,816 in 2004, to $4.9 million in 2005, although you should not rely on our past revenue growth as any indication of future growth rates or operating results. Currently, our only product is our Pillar System. We have, in the past, sold other devices used by ENTs to treat sleep breathing disorders, which currently do not account for a significant portion of our revenues. Geographically, approximately 70% of our 2005 revenues and 66% of our revenues in the quarter ended March 31, 2006 came from customers in the United States. Approximately 30% of our 2005 revenues and 34% of our revenues in the quarter ended March 31, 2006, came from sales to distributors in countries in Asia Pacific, Europe, the Middle East and South Africa.
      We anticipate that our cost of sales generally will increase during those quarters in which our sales increase. Our cost of sales also may increase if we incur additional manufacturing costs in anticipation of the commercial introduction of new products or introduce significant enhancements or improvements to the design of our current Pillar System. Furthermore, we expect our gross margins may decrease in those quarters in which we generate a higher percentage of our revenues from the sale of our products in international markets, or in which we initiate sales of a new product or product line.
      We market and sell our Pillar System primarily to ENTs, and to a lesser extent, oral maxillofacial surgeons. In the future, we intend to expand our marketing efforts to other physicians who treat sleep disordered breathing. We receive orders directly from physicians over the telephone and through purchase orders from physicians or distributors. Our products are manufactured and shipped from our facility in St. Paul, Minnesota to either physicians or distributors, and we invoice our customers and generally recognize revenue upon shipment.
      Generally, patients pay the entire cost for the Pillar Procedure out-of-pocket, whether the patient is being treated for OSA or snoring. The cost of treatments for OSA such as CPAP and most surgical procedures generally are reimbursed by third-party healthcare insurers, including Medicare. We have begun the process of seeking third-party reimbursement approval for the use of the Pillar Procedure to treat mild to moderate OSA, and we intend to continue pursuing third-party reimbursement. Third-party healthcare insurers typically consider any snoring treatment to be an elective cosmetic procedure, and do not cover payment for such procedures. We believe that all treatments for snoring, including the Pillar Procedure, will continue to be considered elective procedures, and therefore, procedures for which patients will pay out-of-pocket. We believe the number of Pillar Procedures performed to treat snoring will continue to increase, and the Pillar Procedure will remain a profitable and sustainable procedure for our physician customers. We also expect to continue to have a viable self-pay business for treating mild to moderate OSA regardless of whether or not reimbursement for the Pillar Procedure for treating OSA is obtained.
      We intend to grow our business by continuing to penetrate our existing markets, and by introducing our product to other physicians who treat sleep disordered breathing as an alternative treatment for their patients who are unable or unwilling to comply with CPAP therapy or seek a safe and clinically effective alternative. We will seek to achieve these goals by expanding our current direct sales force of 12 individuals in the United States, increasing distribution of our products internationally beyond the 12 markets where our Pillar System currently is marketed and sold and bringing new products and technologies to ENTs and oral maxillofacial surgeons.
      To date, our product development efforts have been primarily focused on improving the clinical performance and manufacturability of our Pillar System, thereby reducing the cost of producing our Pillar System. In the future, our product development initiatives will include introducing improvements and enhancements to the design and functionality of our Pillar System, designing new implantable products to treat other areas of upper airway obstruction that cause or contribute to sleep breathing disorders and introducing or distributing accessory product offerings for diagnosing or treating sleep disordered breathing.
      We entered into a five-year lease agreement in 2005 for our current manufacturing and office facilities which we believe will allow us to meet the anticipated increased demand for our products, expand our business activities and increase manufacturing efficiencies. We currently sublease space to two tenants, which partially offsets our overall facility costs, while providing additional space for future expansion.
      We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, together with new rules subsequently implemented by the SEC and the Nasdaq National Market, have imposed various new requirements on public companies, including requiring certain corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.
      The commercial success of our Pillar System ultimately depends upon a number of factors, including the number of physicians who perform the Pillar Procedure, the number of Pillar Procedures performed by these physicians, the number of patients who become aware of the Pillar Procedure as a treatment option, the number of patients who elect to undergo the Pillar Procedure, and the number of patients who, having successfully undergone the Pillar Procedure, endorse and refer the Pillar Procedure to other potential patients. We believe that the Pillar Procedure offers physicians a clinically-effective, economically attractive, in-office procedure to treat their patients who are afflicted with mild to moderate OSA and snoring.
      Since we commenced operations in 1999, we have incurred net losses primarily from costs relating to the development and commercialization of our Pillar System. We incurred net losses attributable to common stockholders of $9.5 million in 2003, $7.8 million in 2004 and $7.0 million in 2005. At March 31, 2006, we had an accumulated deficit of $41.2 million. We expect to significantly increase our investment in marketing and sales and research and development activities, which will be primarily funded with our currently available cash and the net proceeds from this offering. With our plans to continue to expand our commercialization activities, we expect to continue to incur net losses through at least 2008.
Application of Critical Accounting Policies and Use of Estimates
      Our financial statements are prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The application of GAAP requires that we make estimates that affect our reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ significantly from these estimates.
      We believe that of our significant accounting policies, which are described in Note 1 to our financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition
      We generate revenue from the sale of our Pillar System. Revenue is generated from sales to physician customers in the US and Germany and third-party distributors internationally. We generally do not sell our Pillar System to hospitals or healthcare institutions.
      Revenue is recognized when evidence of an arrangement exists, delivery to the customer has occurred, the selling price is fixed or determinable, and collectability is reasonably assured. Revenue is generally recognized upon shipment, after the receipt of a purchase order. Sales to our international distributors are made according to the contractual terms of each individual distribution agreement, or in the case of direct sales to physician customers in Germany, net 30 days. As noted below, from time to time we have extended payment terms on a customer by customer basis in excess of those specified in our international distribution agreements. Revenue on international sales is recognized at the time of shipment.
      The evidence of an arrangement generally consists of a purchase order issued by the customer or pursuant to a distribution agreement. For existing physician customers, the evidence of an arrangement may consist of a verbal phone order in situations in which normal business practices do not require a purchase order.
      Delivery to the customer occurs when the customer takes title to the product. Generally, title passes upon shipment from our facility, but may occur when the product is received by the customer based on the terms of the agreement with the customer.
      The price for each sale is fixed and agreed with the customer prior to shipment and is generally based on established list prices.
      A provision for estimated sales returns on domestic product sales is recorded in the same period as the related revenue is recorded. The provision for estimated sales returns, if any, is based on an analysis of historical sales returns as adjusted for specifically identified estimated changes in historical return activity. Sales terms to our international distributors do not contain a right to return product purchased from us. We have allowed only limited product returns from US physician customers and international distributors in connection with our release of a redesigned Pillar delivery system during 2005. We have a corporate policy of not accepting product returns for non-defective Pillar Systems from any customer, except in extraordinary circumstances which we review on a case-by-case basis. We will, however, provide physician customers with replacement Pillar Systems in the event a patient treated by such physician has a partial extrusion of a Pillar insert, as explained in “Guarantees and Warranties.”
      In the US, as part of introducing our Pillar System to potential new physician customers, we offer physicians the opportunity to participate in our “practice introduction program,” or PI program, to treat up to three patients with the Pillar Procedure using Pillar Systems that we provide at no charge to the physician. The costs associated with providing these Pillar Systems to US physicians under our PI program are accounted for as a sales and marketing expense at the time of each practice introduction. During 2005, our international distributors were offered the opportunity to participate in an international PI program whereby we would provide marketing support payments for practice introductions conducted by the distributor. The support payments made to each distributor who participated in our 2005 international PI program were accounted for as a reduction of revenue to that distributor. During the first quarter of 2006, we amended substantially all of our international distribution agreements to change the structure of our international practice introduction program. Under the modified program, we provide international distributors with “free product” to perform international practice introductions rather than a “marketing support payment” for practice introductions performed. The free product that we provide is recorded as a cost of sales.
      Our standard payment terms for customers are net 30 to 60 days in the United States and net 30 to 120 days internationally. If we deem the facts and circumstances surrounding a customer’s order justify alternative payment terms, we may grant extended payment terms on a customer-by-customer basis.
      Collectability is evaluated prior to shipment. Our customers typically are physicians, clinics and hospitals, and are generally deemed creditworthy; however, if we have collection concerns, we will require prepayment of the order.

Allowance for Doubtful Accounts
      In estimating the collectability of our accounts receivable, we analyze historical bad debts, customer concentrations, customer credit-worthiness, current economic trends, and changes in customer payment terms. We record allowances in the period when the net revenues are recognized based on anticipated future events. If there are unanticipated future events, this allowance may need to be adjusted. On a monthly basis, we determine the amount of this reserve based on a review of slow-paying accounts, as well as accounts with changed circumstances indicating that the balance due and owing to us is unlikely to be collectible.

Guarantees and Warranties
      We replace any defective Pillar System that is returned to us at no charge to the customer provided the returned unit is not past its product expiration date (which typically is two to three years from the date of sterilization). We also will provide a replacement Pillar System at no charge to the physician customer in the event a patient treated by the physician with a Pillar Procedure experiences a partial extrusion of the Pillar insert, either at or subsequent to the time of implant. As of December 31, 2005, we maintained a reserve of $5,591 to account for this “warranty expense.” We adjust our estimated warranty expense accrual each month based on historical warranty claims experience, and record adjustments in an amount equal to the standard cost of the replacement Pillar Systems provided to physician customers. Actual warranty expense claims in the future could exceed our current warranty expense accrual if there is an increase in our historical experience of (a) defective Pillar System units given that many of the Pillar Systems sold in 2004 and all of the Pillar Systems sold in 2005 are not beyond their two to three-year product expiration date, and/or (b) the commercially reported partial extrusion rate of Pillar inserts which has been less than 1%.

Accounting for Income Taxes
      Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a full valuation allowance on our net deferred tax assets as of December 31, 2004 and 2005, respectively, due to uncertainties related to our ability to utilize our deferred tax assets in the foreseeable future. These deferred tax assets primarily consist of certain net operating loss carry forwards and research and development tax credits.

Stock-Based Compensation
      Prior to the adoption of SFAS No. 123R on January 1, 2006, we measured compensation costs for options issued or modified under our stock-based compensation plans using the intrinsic-value method of accounting. Under the intrinsic-value method, we recorded deferred compensation expense within stockholders’ deficit for stock options awarded to employees and directors to the extent that the option exercise price was less than the fair market value of common stock on the date of grant. Recorded deferred compensation was amortized to compensation expense on a straight-line basis over the vesting period of the underlying stock option grants.
      Subsequent to the commencement of the initial public offering process, we determined that certain of the stock options granted for the years ended December 31, 2003, 2004 and 2005 were granted with exercise prices below the reassessed fair value of the common stock on the date of grant. With respect to these options, we recorded deferred stock-based compensation costs of $0, $205,668 and $2,498,152 for the years ended December 31, 2003, 2004 and 2005, respectively. Net amortization of deferred stock-based compensation totaled $0, $39,483 and $559,584 for the years ended December 31, 2003, 2004 and 2005, respectively.
      To determine these stock-based compensation costs, we estimated the fair market value of our common stock and other equity instruments using a probability weighted analysis of the following four scenarios, which include probability weighting and assumptions that contain a number of judgments and assumptions that were developed by management.
      Under the Private Company Scenario, we assumed that we would remain an independent operating company. Under this scenario we used three commonly accepted methodologies to determine equity valuation which include 1) the Discounted Cash Flow Method; 2) the Guideline Public Company Method; and 3) the Merger and Acquisition Method. For the Discounted Cash Flow Method, we estimated five years of cash flows and applied a 40% per annum discount rate to determine present value. The 40% discount rate was derived from two independent valuation studies covering venture-backed companies. A terminal value was calculated using expected EBITDA multiples of 11 to 14. The Guideline Public Company Method analyzed the price multiple at which equity securities of four publicly traded respiratory and 12 medical technology companies have traded relative to their sales and EBITDA. We applied a forward looking sales multiple of 4.0 to 5.0 times and a forward looking EBITDA multiple of 11.0 to 12.0 times to our forecasted 2008 results and discounted to a present value using a discount rate of 40%. For the Merger and Acquisition Method, we reviewed revenue and EBITDA multiples of sales transactions of 40 various medical technology companies, including respiratory companies. For the 40 sample transactions selected we calculated a median enterprise value of $66 million. We then compared our 2008 anticipated EBITDA to the median EBITDA for the sample and determined that a 12 to 14 multiple was appropriate to apply to our 2008 forecasted EBITDA.
      Under the Initial Public Offering Scenario, we assumed a future IPO on December 31, 2007. A sales multiple of 4.0 to 5.0 times was applied to management’s 2008 revenue projections to determine an enterprise value.

      Under the Sales/ Merger Scenario, we estimated the trailing twelve-month EBITDA at the expected transaction date of June 30, 2008 and multiplied that by an estimated EBITDA of 12.0 to 14.0 times, the multiple determined in the Merger and Acquisition method discussed above.
      Under the Dissolution Scenario, we assumed our dissolution and the allocation of our remaining net assets on December 31, 2006.
      We then applied a probability weighting to each scenario on each measurement date ranging from 9% to 50% for the Initial Public Offering Scenario, 35% to 72% for the Sales or Merger Scenario, and 10% to 13% to the Private Company Scenario and 5% to 6% to the Dissolution Scenario to determine an enterprise value in 2004 and 2005, respectively.
      Under GAAP, companies are permitted to use an alternative method of valuing stock options which is based on the fair value of the stock option on the date of grant. This method generally results in the recording of a greater expense related to stock options. On January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123R. We will apply the provisions of SFAS No. 123R to new stock option grants and to stock option grants that are modified, repurchased, or cancelled after December 31, 2005 using the prospective method of transition. We will continue to apply the intrinsic-value method to determine compensation expense for stock options granted prior to the adoption of SFAS No. 123R.
      Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the input of highly subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. We use the Black-Scholes model to value our stock option awards. We use historical data of publicly-traded peer companies to estimate expected volatility. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and management uses different assumptions, share-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected term and forfeiture rate, and only recognize expense for those shares expected to vest. If the actual forfeiture rate is materially different from the estimate, share-based compensation expense could be significantly different from what has been recorded in the current period. No stock options were granted during the three-month period ended March 31, 2006.
      As of March 31, 2006, we had outstanding stock options to acquire an aggregate of 1,384,698 shares of common stock. Of those outstanding common stock options, 675,766 shares had vested as of March 31, 2006, and 708,932 shares were unvested.

Long-Lived Assets
      We evaluate whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision, or that the remaining balance of these assets may not be recoverable. When deemed necessary, we complete this evaluation by comparing the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. If such evaluations indicate that the future undiscounted cash flows of long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their estimated fair values. We assess the impairment of our manufacturing equipment at least annually, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important which could trigger an impairment review, and potentially an impairment charge, include the following:

•	A significant decrease in the market price of a long-lived asset (asset group);

•	A significant adverse change in (i) the extent or manner in which a long-lived asset (asset group) is being used or (ii) its physical condition;

•	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator;

•	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group);

•	A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group); and

•	A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.
      We conduct an annual review of our long-lived assets to determine if any assets have no or limited future value or if the value of an asset has changed during the year. In addition, as a result of the historical losses for our business, we further analyzed the effect of our launch of a newly designed Pillar delivery system in 2005 on the carrying value of our long-lived assets. Using the accumulated information from this analysis, no material asset impairment charges were recorded. Asset impairment evaluations are, by nature, highly subjective.
Series C-1 Financing
      All series of our outstanding preferred stock are convertible at any time into common stock at the option of the holder. The conversion price of all outstanding preferred stock is subject to weighted average anti-dilution protection. During 2003, the conversion price of Series A and Series B was adjusted from $1.00 and $3.00 per share to $0.898 and $2.6571, respectively. At December 31, 2005, our Series A, Series B, Series C and Series C-1 preferred stock were convertible into 417,594, 2,362,770, 3,807,837 and 1,249,416 shares (on a post-split basis) of common stock, respectively. At December 31, 2005, the conversion price of Series A, Series B, Series C and Series C-1 was $1.796, $5.3142, $5.24 and $5.24, respectively (on a post-split basis). There were no changes in the per share conversion prices during 2005. All series of our preferred stock and warrants for our preferred stock are mandatorily convertible into common stock upon a qualified initial public offering, as defined in our certificate of incorporation. Our stockholders have approved an amendment to our certificate of incorporation to adjust the conversion price of the Series C and Series C-1 preferred stock from $5.24 to $3.48 per share (on a post-split basis), to be effective immediately prior to the conversion of all outstanding shares of our preferred stock upon completion of this offering, in consideration for a modification of the definition of a “qualified” initial public offering such that this offering triggers the mandatory conversion of our preferred stock into common stock. As this offering will constitute a “qualified” initial public offering, all outstanding shares of preferred stock and warrants for preferred stock will be converted into either common stock or warrants for common stock, respectively, upon completion of this offering. As a result of the change in the conversion price of Series C and Series C-1 preferred stock, the outstanding common stock upon completion of this offering will increase by 2,649,864 shares, including 92,172 common shares issuable pursuant to the Series C-1 preferred stock warrants.
      Preferred stockholders have the same voting rights as common stockholders. Preferred stockholders have one vote for each share of common stock into which their shares of preferred stock are convertible as determined by the current conversion price. As a result of the preferred stockholders’ board of directors’ representation and voting rights, they effectively control our affairs, including our liquidation. No class of preferred stock has redemption rights.

      If we issue equity or convertible instruments that are not subject to defined carve out provisions below the then applicable conversion price for each preferred stock series, the conversion price to common stock will be adjusted on a weighted average basis.
      Upon declaration by our board of directors, Series C and Series C-1 stockholders are entitled to a non-cumulative dividend of $0.21 per annum (8%) prior to the payment of dividends on Series A and Series B and common stock. After the payment of the Series C and Series C-1 dividend and prior to the payment of dividends to common stockholders, Series A and Series B stockholders are entitled to a non-cumulative dividend of $0.08 and $0.24 per annum (8% for each class), respectively. After all preferred stock dividend preferences have been paid, the common stockholders participate with preferred stockholders on an as-if converted basis.
      Series C has senior liquidation rights of $5.24 per share prior to Series C-1’s liquidation preference of $5.24 per share, and prior to the combined Series A and Series B pari passu liquidation preference of $1.00 and $3.00 per share, respectively. After all of the above liquidation preferences have been paid, any remaining liquidation proceeds are paid to common stockholders and all classes of preferred stock on an as-if converted basis. However, Series A, Series B, Series C and Series C-1 stockholders are limited to aggregate liquidation proceeds of $3.00, $9.00, $7.86 and $7.86, respectively, per share, with the remaining proceeds paid to common stockholders.
Sales to International Distributors
      We began selling Pillar Systems internationally through distributors in January 2005, and for the year ended December 31, 2005, approximately $1.4 million, or 30% of our total worldwide revenue, was generated from international sales. Because the Pillar Procedure is a relatively new clinical procedure to treat snoring and mild to moderate OSA, our distributors invest significant time and resources to develop the market for the Pillar Procedure in their respective territories, including training, marketing and selling Pillar Systems to ENT physicians who will perform the Pillar Procedure.
      Our international distribution agreements each contain provisions requiring our distributors to purchase an annual minimum number of Pillar Systems. Typically, we negotiate and include annual minimum purchase requirements for the first year of the distribution agreement, and we agree to negotiate future annual minimum purchase requirements based upon the sales results and market conditions in each individual territory.
      The time between an international distributor’s initial stocking order and subsequent re-orders of Pillar Systems, as well as the size of individual Pillar System orders, varies by territory based on a number of factors. These factors include the geographical size and economic development of a territory, the prevalence of sleep disordered breathing patients in the territory, the potential number of physicians who may be interested in performing Pillar Procedures, and the number of snoring and OSA patients who are willing to pay for the Pillar Procedure out-of-pocket as the Pillar Procedure typically is not covered by government or private medical insurance in international markets.
      During 2005, most of our distributors purchased Pillar Systems from us on a quarterly basis to minimize international freight charges and product importation fees. Seven of our international distributors made only an initial purchase of Pillar Systems pursuant to binding distribution agreements at various times during 2005, representing approximately 33% of our total international revenue during 2005. Our five other international distributors re-ordered Pillar Systems anywhere from two months to six months following their initial order, representing approximately 67% of our total international revenue during 2005. Pillar Systems purchased by our three largest distributors during 2005 represented approximately 75% of our total international sales for the year ended December 31, 2005. Total international sales in the last half of fiscal 2005 represented approximately 67% of total 2005 international sales, and approximately 48% of international sales in the last half of 2005 represented product re-orders from our international distributors.
      We have not historically had full visibility of the levels of Pillar System inventory held by our international distributors, and have relied upon each of our international distributors to manage their respective inventory levels of Pillar Systems at any particular time, including the time at which they choose to re-order Pillar Systems. However, the very nature of establishing international distribution for a new, novel medical device product may result in distributors purchasing inventory in excess of their near-term demand until more mature sales cycles are established. At March 31, 2006, seven of our international distributors which represent $1,330,600 and $475,210 of our international sales for the year ended December 31, 2005 and the quarter ended March 31, 2006, respectively, had an average of approximately six to seven weeks of inventory on hand prior to receiving their shipments for the first quarter of 2006.
      In the fourth quarter of 2005, we contractually agreed to expand the territory distribution rights for one of these distributors from nine to twelve countries. Our two largest distributors informed us that they had less than 90 days and 60 days, respectively, of Pillar System sales in their inventory at the time we shipped product to fill their fourth quarter orders. Based on our discussions with our largest distributors, as well as discussions with our other distributors, we believe the Pillar System inventories purchased by our distributors are sufficient and not in excess of the quantities required for the early stage development of the sleep disordered breathing markets in their respective territories. We do not contractually offer our international distributors the right to return Pillar Systems purchased from us, and we do not anticipate granting any special product return rights in 2006 to our international distributors for Pillar Systems purchased in 2005 or the three-month period ended March 31, 2006.
      If, in the future, any international distributor is unable to sell Pillar Systems at volumes and prices acceptable for their business, such distributor could reduce their level of future Pillar System purchases or discontinue selling Pillar Systems altogether. In the event of any such failure to sell currently held Pillar Systems, we may not receive timely payment of amounts due and owing to us. In addition, if international distributors reduce or discontinue Pillar System purchases, we could experience a reduction in our future sales revenue during the time it takes us to find a replacement distributor for the affected territory.
Results of Operations

Comparison of the three-month periods ended March 31, 2005 and 2006
      Net Sales. Net sales increased by $849,318, or 94%, to $1,752,472 for the three months ended March 31, 2006 from $903,154 in the same period in 2005. The increase in net sales during 2006 was attributable to the increased sale of our Pillar Systems, both in the United States and international markets.
      Net sales in the United States increased by $404,089 or 54%, to $1,153,033 in the first three months of 2006 compared to $748,946 in the first three months of 2005. The growth in United States net sales was due primarily to a larger number of physicians performing the Pillar Procedure which resulted in increased shipments of our Pillar System. The United States average selling price for the three Pillar inserts used in each Pillar Procedure increased from $603 in 2005 to $690 in 2006 due to a price increase in initiated in October 2004 that provided for a gradual increase to the new price level for existing customers.
      Net sales internationally increased by $445,230 to $599,439 in the first three months of 2006 compared to $154,207 in the first three months of 2005. We commercially introduced our Pillar System into international markets beginning in January 2005 through independent third-party distributors. As of March 31, 2006, our Pillar System was marketed and sold in 12 international markets in Asia Pacific, Europe, the Middle East and South Africa. Due to the market development investment and distribution costs incurred by our international third-party distributors, our international average selling price is typically approximately 50% of domestic average selling price. The increase in international net sales was due primarily to increased volumes. In addition, we recorded a $57,477 reduction in our sales reserve in the first quarter of 2006 due to a change in the terms of our international distributor agreements related to how we provide Pillar Systems to our international distributors for new practice introductions.
      Cost of sales and gross margin. Cost of sales increased by $150,241, or 34%, to $589,856 in the three months ended March 31, 2006 from $439,615 in the comparable period in 2005. This increase was due to the increase in the number of our Pillar Systems sold in 2006. As a percentage of net sales, cost of sales decreased to 34% in 2006 from 49% in 2005. As a percentage of net sales, gross margin improved to 66% in 2006 from 51% in 2005. The improvement in the gross margin percent in 2006 was the result of significant reductions in the cost of our Pillar System following our launch of a redesigned second-generation delivery system in May 2005, as well as increased volume-related production efficiencies. We expect that increased production volumes will result in improved gross margins because of the leverage gained from economies of scale.
      Research and development expenses. Research and development expenses increased by $93,962, or 18% to $613,034 in the three months ended March 31, 2006 from $519,072 for the comparable period in 2005. This increase was attributable to increased compensation expense of $85,231 due to the hiring of our Vice President of Research and Development in the fourth quarter of 2005 and an increase in stock-based compensation of $21,651 over the same period in the prior year. In future quarters, we expect research and development expenditures will increase as new product development projects are initiated, and as we increase the number of post-market clinical studies of the Pillar Procedure.
      General and administrative expenses. General and administrative expenses increased by $768,542, or 103%, to $1,517,578 for the three months ended March 31, 2006 from $749,036 for the three months ended March 31, 2005. The increase is due to an increase of $406,941 in audit and consulting fees incurred during the first three months of 2006 in preparation for our planned initial public offering. In addition, compensation expense increased by $329,174 in the first three months of 2006 due to an increase in stock-based compensation of $208,115 from $77,091 in the first quarter of 2005. The increase in stock-based compensation included $190,804 of expense related to the severance agreement with our former Vice President of Finance.
      Sales and marketing expenses. Sales and marketing expenses increased by $766,842, or 69%, to $1,876,077 for the three months ended March 31, 2006 from $1,109,235 for the comparable period in 2005. This increase was attributable to an increase in compensation expense of $312,639 related to the hiring of additional sales and marketing personnel including an increase in stock-based compensation of $22,642 for the three months ended March 31, 2006. In addition, advertising and promotional expenses increased by $301,765 as we increased our focus on developing our consumer marketing programs.
      Interest income. Interest income declined $12,967, or 32%, to $28,000 for the three months ended March 31, 2006 from $40,967 for the three months ended March 31, 2005. The decrease is attributable to a decline in amounts invested in cash equivalents and short-term investments.
      Interest expense. Interest expense increased by $81,842 to $84,527 for the three months ended March 31, 2006 from $2,685 for the three months ended March 31, 2005 . This increase was due to interest expense resulting from draws on our loan facility with Lighthouse

Capital Partners. For the three months ended March 31, 2005, we had not borrowed against our loan facility with Lighthouse Capital Partners.
      Preferred stock warrant loss. In the three months ended March 31, 2006, we recognized a loss of $162,707 related to the change in fair value of our preferred stock warrants subject to redemption compared to a loss of $174,271 in 2005 for the change in fair value during the same period in 2005.

Comparison of Years Ended December 31, 2004 and 2005
      Net Sales. Net sales increased by $3.9 million, or 414%, from $944,816 in 2004 to $4.9 million in 2005. The net sales increase in 2005 was attributable to the increased sale of our Pillar Systems, both in the United States and international markets. United States net sales increased by $2.5 million, or 265%, from $936,956 in 2004 to $3.4 million in 2005. The total number of Pillar System units sold increased by 25,877, or 471%, from 5,494 units in 2004 to 31,371 units in 2005. The number of units sold in the United States increased by 10,859 or 199%, from 5,452 units in 2004 to 16,311 units in 2005. The number of units sold internationally increased by 15,018 from 42 units in 2004 to 15,060 units in 2005. The growth in United States net sales was primarily driven by an increase in the number of direct United States sales representatives, the number of new physician customers performing Pillar Procedures and the average number of Pillar Procedures performed by our physician customers. We first began selling our Pillar System for the treatment of snoring in April 2003 and continued under that indication until October 2004 when we began selling our Pillar System under both the snoring and mild to moderate OSA indications. The United States average selling price, or ASP, for the three Pillar inserts used in each Pillar Procedure increased from $540 in 2004 to $645 in 2005 as a result of a price increase in October 2004.
      International net sales increased from $7,860 in 2004 to $1.4 million in 2005. We commercially introduced our Pillar System into international markets beginning in January 2005 through independent third-party distributors. At the end of 2005, our Pillar System was marketed and sold in 12 international markets in Asia Pacific, Europe, the Middle East and South Africa. Due to the market development investment and distribution costs incurred by our international third-party distributors, our international ASP is typically approximately 50% of United States ASP.
      Cost of sales and gross margin. Cost of sales increased by $850,585, or 108%, from $790,805 in 2004 to $1.6 million in 2005. This increase was due to the increase in our Pillar Systems sold in 2005. As a percentage of net sales, cost of sales decreased from 84% in 2004 to 34% in 2005. As a percentage of net sales, gross margin improved from 16% in 2004 to 66% in 2005. The improvement in the gross margin percent in 2005 was the result of significant reductions in the cost of our Pillar System following our launch of a redesigned second generation delivery system in May 2005, as well as increased volume-related production efficiencies. We expect that as volume continues to increase gross margins will continue to improve as a result of economies of scale.
      Research and development expenses. Research and development expenses decreased by $412,616, or 18%, from $2.3 million in 2004 to $1.9 million in 2005. This decrease was attributable to a reduction in research and development personnel and the transfer of resources from research and development to manufacturing during 2004 and 2005 in connection with the commercialization of a redesigned Pillar delivery system. Additionally, we completed our initial series of post-market clinical studies and the publication of the results of these studies in peer-reviewed medical journals. During 2006, we expect research and development expenses will increase as new product development projects are initiated, and as we increase the number of post-market clinical studies of the Pillar Procedure.

      General and administrative expenses. General and administrative expenses increased by $789,961, or 37%, from $2.1 million in 2004 to $2.9 million in 2005. This increase was primarily attributable to increases in payroll and other benefit expenses of $738,715 due to increased headcount, including the hiring of our new President and CEO in 2005, as well as the resignation of his predecessor, including stock-based compensation expenses of $433,688. As a percentage of net sales, general and administrative expenses decreased from 227% in 2004 to 61% in 2005. The decrease as a percentage of net sales was mainly due to the rapid expansion of sales without the need for a proportional increase in staff. We expect general and administrative expenses will increase in 2006 due to the costs of being a public company, which may include the use of more consultants and increased staff.
      Sales and marketing expenses. Sales and marketing expenses increased by $941,577, or 23%, from $4.0 million in 2004 to $5.0 million in 2005. This increase was primarily attributable to increased payroll and other benefit expenses for additional sales and marketing personnel. We also incurred $227,983 of increased expenses associated with initiating our efforts to obtain a reimbursement code and coverage policies for the Pillar Procedure from the United States government and private third-party health insurers in 2005. However, this increased spending on reimbursement was offset by a reduction in other marketing expenses of $229,705, primarily related to expenses incurred in 2004 for the initial design, development and production of marketing programs to commercially launch the FDA clearance of the mild to moderate OSA indication for the Pillar Procedure. As a percentage of net sales, sales and marketing expenses were 428% in 2004, compared to 103% in 2005. The decrease in sales and marketing expenses as a percentage of net sales was due to the significant increase in sales generated by the expanded sales and marketing programs. We expect sales and marketing spending will increase in 2006, but decrease as a percentage of net sales.
      Interest income. Interest income declined by $36,651, or 22%, from $169,072 in 2004 to $132,421 in 2005. This decrease was attributable to a decline in the amounts invested in short term investments purchased with the funds received from the sale of Series C and Series C-1 preferred stock during 2004. Over the next year, we anticipate interest income will increase due to the increase in short term investments using the proceeds from this offering.
      Interest expense. Interest expense decreased by $401,304, or 94%, from $426,120 in 2004 to $24,816 in 2005. This decrease was due to all of our debt either being converted into Series C-1 preferred stock or repaid in 2004 and no further debt being assumed until December 2005.
      Other income (expense). Other income (expense) decreased by $1.6 million, or 154%, from $1.0 million of income in 2004 to $553,125 of expense in 2005. This decrease was primarily due to the conversion of the 2003 bridge loans into Series C-1 preferred stock, resulting in a gain of $870,692 in 2004 from the extinguishment of an embedded derivative upon conversion. In addition, in 2004, we recognized a benefit of $128,465 related to the change in fair value of our preferred stock warrants subject to redemption compared to expense of $572,023 in 2005 for this change in fair value.

Comparison of Years Ended December 31, 2003 and 2004
      Net sales. Net sales increased by $576,615, or 157%, from $368,201 in 2003 to $944,816 in 2004. The total number of Pillar System units sold increased by 3,560, or 184%, from 1,934 units in 2003 to 5,494 units in 2004. The number of units sold in the United States increased by 3,518, or 182%, from 1,934 units in 2003 to 5,452 units in 2004. No units were sold internationally in 2003 as compared to 42 units in 2004. Our net sales growth in 2004 was primarily driven by an increase in the number of new physician customers performing Pillar Procedures and the average number of Pillar Procedures performed by our physician customers. We first began to market and sell our Pillar System for the treatment of snoring in April 2003 and continued selling our Pillar System solely under the snoring indication until October 2004, when we also began to market and sell our Pillar System for mild to moderate OSA indications. The number of direct United States sales representatives remained unchanged between 2003 and 2004. The United States ASP for the three Pillar Systems used in each Pillar Procedure decreased from $570 in 2003 to $540 in 2004, reflecting an increase in the number of customers placing larger orders and receiving volume-based pricing discounts.
      Cost of sales and gross margin (loss). Cost of sales increased by $378,489, or 92%, from $412,316 in 2003 to $790,805 in 2004. This increase in cost of sales was due to a higher number of our Pillar Systems sold in 2004, offset by reduced costs from volume-related production savings. As a percentage of net sales, cost of sales decreased from 112% in 2003 to 84% in 2004. As a percentage of net sales, gross margin (loss) improved from (12)% in 2003 to 16% in 2004. The improvement in gross margin was driven by increased Pillar System sales and increased volume-related production efficiencies.
      Research and development expenses. Research and development expenses decreased by $1.0 million, or 31%, from $3.3 million in 2003 to $2.3 million in 2004. This decrease was primarily attributable to $992,188 of our Pillar System product development costs incurred in 2003, and the decision to suspend research and development work on future products in 2004 to focus on the development, redesign and commercialization of the Pillar delivery system for commercial introduction in 2005.
      General and administrative expenses. General and administrative expenses increased by $145,320, from $2.0 million in 2003 to $2.1 million in 2004. This increase was primarily related to an increase in payroll, benefits and recruiting costs of $379,856 due to increased headcount, including the hiring of a vice president of finance in 2004. The increased headcount was offset by a decrease in consulting expenses of $258,332 as consultants were replaced with these new full-time employees in 2004. As a percentage of net sales, general and administrative expenses decreased from 544% in 2003 to 227% in 2004. The decrease in general and administrative expenses as a percentage of net sales was mainly due to the rapid expansion of sales without the need for a proportionate increase in staff.
      Sales and marketing expenses. Sales and marketing expenses increased by $1.7 million, or 73%, from $2.3 million in 2003 to $4.0 million in 2004. This increase was primarily attributable to $414,946 of increased payroll expenses related to the separation and replacement of sales management personnel and the addition of marketing personnel, increased commissions of $327,635 on higher sales volumes, and $661,243 of increased advertising and promotional spending and professional services. In 2004, we also initiated private third-party healthcare insurer and Medicare reimbursement strategies resulting in $109,374 in expenses in 2004 compared to $0 in 2003. As a percentage of net sales, sales and marketing expenses were 634% in 2003 compared to 428% in 2004. The decrease in sales and marketing expenses as a percentage of net sales was primarily due to the significant increase in sales generated by our 2004 expanded sales and marketing programs.
      Interest income. Interest income increased by $136,925, or 426%, from $32,147 in 2003 to $169,072 in 2004. This increase was attributable to an increase in short-term investments purchased with the funds received from the sale of Series C preferred stock during 2004.
      Interest expense. Interest expense decreased by $2.2 million, or 84%, to $426,120 in 2004 from $2.7 million in 2003. This decrease was primarily due to the $1.5 million of interest expense incurred in 2003 related to the convertible bridge loans to us from nine individuals and entities, including MPM Capital and Mark B. Knudson. The terms of these 2003 convertible bridge loans included a liquidation preference which we determined to be an embedded derivative. The estimated fair value of the embedded derivative was $1.5 million, which was recorded as a discount in the bridge loans and accreted to interest expense in 2003.

      Interest expense on the convertible bridge loans and Comerica Bank Loan decreased by $434,570, or 76%, to $140,184 from $574,754. In the first quarter of 2004, the 2003 convertible bridge loans were converted into Series C-1 preferred stock, and we also retired a loan from Comerica Bank in the third quarter of 2004. The remaining change in interest expense of $289,846 related to the impact of modifications to the bridge loans in 2003.
      Other income (expense). Other income increased by $388,599, or 62%, to $1.0 million in 2004 as compared to $629,814 in 2003. The change primarily relates to a $232,184 increase in the put option gain on the 2003 bridge loan embedded derivative and an increase in the gain on preferred stock warrants of $119,187. We recorded a gain of $638,508 in 2003 due to a change in the estimated fair market value of the embedded put option. We recognized a gain of $870,692 in 2004 for the remaining carrying value of the embedded put option due to the extinguishment of the embedded derivative in 2004 upon converting the 2003 convertible bridge loan to Series C-1 preferred stock.
Liquidity and Capital Resources
      Since our inception we have funded our operations primarily through issuances of convertible preferred stock and related warrants, which provided us with aggregate gross proceeds of $39.9 million.
      As of March 31, 2006, we had total cash, cash equivalents and marketable securities of $4.3 million. Based upon our anticipated working capital requirements, we will be required to raise capital to maintain operations at current and anticipated levels through 2006. During the first quarter of 2006, we initiated efforts to raise up to $50 million to finance current operations and provide for general corporate purposes, including expanding domestic and international marketing and sales organizations and programs, increasing product development efforts and increasing our clinical study initiatives. Our future capital requirements will depend upon a number of factors, including, but not limited to, the amount of cash generated by operations, competitive and technological developments and the rate of growth of the business. Although we have been successful in raising funds in the past, there is no assurance that any such financings or borrowings can be obtained in the future on terms acceptable to us. In the event that we are unable to raise capital in the near term, we believe cash, cash equivalents, investments and cash provided by operating activities, together with the term debt facility, described below, will be sufficient to fund working capital and capital resource needs through at least 2006, if reductions are made to our expansion plans for sales and marketing programs and limitations are made to product development and clinical study initiatives.
      Net cash used in operating activities was $6.6 million during 2005. During 2004, cash used in operating activities was $8.3 million as compared to $7.5 million of cash used during 2003. Cash used in operating activities has historically resulted from operating losses and net increases in accounts receivable and inventories resulting from the growth of our business. Cash used in operating activities in the three months ended March 31, 2006 was $2.1 million which was generated by our net loss offset by changes in working capital, principally inventory and accrued expenses.
      Net cash provided by investing activities was $5.7 million during 2005, primarily related to the proceeds from sales of marketable securities. During 2004, cash used in investing activities was $6.3 million as compared to $184,453 used during 2003, primarily related to the purchase of marketable securities with a portion of the proceeds from the sale of preferred stock. Additionally, we purchased capital equipment of $51,093 in the three months ended March 31, 2006 and $208,328, $159,895 and $197,916 during 2005, 2004 and 2003, respectively.
      Net cash provided by financing activities was $2.0 million during 2005, as compared to net cash provided by financing activities during 2004 of $16.1 million, primarily consisting of net proceeds from the issuance of Series C preferred stock of $18.6 million and proceeds of

$5,587 from the exercise of stock options, as compared to $6.4 million provided during 2003 resulting from the sale of preferred stock. Cash provided by financing activities in the three months ended March 31, 2006 was $2.8 million which consisted of $4.0 million of additional debt financing offset by $1.2 million of offering cost related to the proposed initial public offering.
      In March 2005, we entered into a term debt agreement with a maximum principal draw-down of $5.0 million, which was amended on March 3, 2006 to provide for a maximum principal draw-down of $8.0 million. We accessed $2.0 million in December 2005, $1.0 million in February 2006 and an additional $3.0 million in March 2006. We are able to draw the remaining $2.0 million any time prior to June 30, 2006. In March 2005, we issued an initial warrant to purchase 95,420 shares of Series C-1 preferred stock, which represented 5% of the initial loan amount of $5.0 million. We are required to issue additional warrants to purchase that number of shares of Series C-1 preferred stock equal to 4% of the amount of each draw up to $5.0 million. In connection with the term debt loan amendment on March 3, 2006, we issued an additional warrant to purchase 103,053 shares of Series C-1 preferred stock. All Series C-1 preferred stock warrants will convert into warrants for common stock upon completion of this offering. Interest on the loan accrues at a variable rate of prime plus 3% and is payable monthly, with principal due at the maturity date of December 31, 2008 and an additional final payment in an amount equal to 5% of the original loan principal. The term debt loan is collateralized by substantially all of our assets, provided that the security interest in our intellectual property will be released upon completion of this offering, or in the event this offering does not occur, upon the closing of at least $10.0 million of additional preferred equity. As of December 31, 2005, we were in compliance with all of the financial and other covenants contained in the term debt loan agreement.
      In the normal course of our business, some of our domestic customers and many of our international distributors paid us after their scheduled payment due date. In addition, we allowed certain of our domestic customers and international distributors to extend the time of payment beyond their scheduled payment due date, or to make periodic partial payments of past-due amounts owing to us. We expect the source of a significant portion of the cash necessary to fund the continued growth of our business will be cash generated from our operations, which will require the timely payment of amounts due and owing to us from our US customers, as well as our international distributors.
      To the extent that funds generated by this public offering, together with existing cash and marketable securities, cash from operations and funds available under our term debt loan, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Disclosures about Contractual Obligations and Commercial Commitments
      The following table aggregates all contractual commitments and commercial obligations that affect our financial condition and liquidity position at December 31, 2005.

	Payments Due by Period

		Less than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	After 5 Years

Term debt facility	$2,100,000	$354,376	$1,745,624	$—	$—
Capital lease obligations	23,599	5,510	18,089	—	—
Operating leases	1,796,890	371,581	1,137,543	287,766	—
Deposit payable	5,000	—	5,000	—	—

Total contractual cash obligations	$3,925,489	$731,467	$2,906,256	$287,766	$—

      Since December 31, 2005, the Company has borrowed an additional $4.0 million under the term debt facility. The Company is required to repay $643,364 of these additional borrowings in 2006 and $3,556,636 in 2007 through 2009, which includes the required 5% repayment premium.
Off-Balance-Sheet Arrangements
      As of December 31, 2005, we did not have any significant off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K of the SEC.
Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk
      In future periods, we believe a greater portion of our revenues could be denominated in currencies other than the United States dollar, thereby increasing our exposure to exchange rate gains and losses on non-United States currency transactions. Historically, our only foreign denominated payments were for clinical expenditures. Foreign currency gains and losses associated with these expenditures have not been significant. We do not currently enter into forward exchange contracts to hedge exposure denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes. In the future, if we believe an increase in our currency exposure merits further review, we may consider entering into transactions to help mitigate that risk.

Interest Rate Risk
      Our cash is invested in bank deposits and money market funds denominated in United States dollars. The carrying value of these cash equivalents approximates fair market value. Our investments in marketable securities are subject to interest rate risk and our financial condition and results of operations could be adversely affected due to movements in interest rates. In addition, our term debt facility is subject to a variable interest rate and we would be subject to a higher interest rate if interest rates rise. At March 31, 2006, for each 1% increase or decrease in the variable rate, our interest expense would change approximately $60,000.
Recent Accounting Pronouncements
      In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123(R), Share Based Payment (SFAS 123(R)). Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS No. 123, Accounting for Stock Based Compensation. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair value. Pro forma disclosure is no longer an alternative. SFAS 123(R) must be adopted no later than annual periods beginning after December 15, 2005. We adopted SFAS 123(R) on January 1, 2006. Under the prospective method, compensation cost will be recognized based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date. We applied the intrinsic value method for awards granted before the effective date of SFAS 123(R).
      The adoption of SFAS 123(R) will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adopting SFAS 123(R) on future period earnings cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, it is expected to have a material negative impact on future earnings. In addition, the impact of the adoption of SFAS 123(R) cannot be estimated based on the pro forma disclosures described in note 1(n) to the financial statements as we applied the minimum value method to historical periods, which is not allowed under SFAS 123(R).
      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150), to address how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. We adopted SFAS 150 as of July 1, 2003. The provisions of SFAS 150 resulted in the classification of our preferred stock warrants as liabilities. Upon adoption of SFAS 150, we recognized a benefit of $266,989, as a cumulative effect of a change in accounting principle to record the preferred stock warrants at their estimated fair value. Future changes in the fair value of the preferred stock warrants will result in charges or benefits to our results of operations and will be included as a component of other income (expense).
      In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (SFAS 151). SFAS 151 amends the guidance in Accounting Research Board (ARB) 43, Chapter 4, Inventory Pricing, (ARB 43) to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. SFAS 151 requires those items be recognized as current period charges regardless of whether they meet the criterion of so abnormal which was the criterion specified in ARB 43. In addition, SFAS 151 requires that allocation of fixed production overhead to the cost of production be based on normal capacity of the production facilities. We adopted SFAS 151 effective January 1, 2004. The adoption of SFAS 151 did not have a significant effect on our financial statements.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections — A Replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS 154). SFAS 154 replaces Accounting Principles Board (APB) Opinion 20, Accounting Changes (APB 20) and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements for voluntary changes in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 will depend on the accounting change, if any, in a future period.

BUSINESS
Overview
      We develop, manufacture and market our proprietary and patented Pillar palatal implant system, or our Pillar System, a simple, innovative, minimally-invasive, implantable medical device used to treat individuals suffering from mild to moderate OSA and habitual or socially disruptive snoring. During the Pillar Procedure, a physician implants three small, braided, proprietary polyester inserts into the muscle of the soft palate using a specialized delivery tool for each palatal insert. The Pillar inserts stiffen and add structural support to the soft palate, thereby reducing the palatal tissue vibration that can cause snoring, and preventing or minimizing the soft palate tissue collapse and the resulting obstruction of the upper airway that can cause OSA. We believe the Pillar Procedure is a safe, clinically effective, long-lasting, low-risk procedure with minimal pain or complications that offers significant benefits to both patients and physicians over other available treatment options.
      As reported in the April 2004 Journal of the American Medical Association, it is estimated that one in five adults, or approximately 44 million people, in the United States suffers from mild OSA, and that one in 15 adults, or approximately 15 million people, in the United States suffers from moderate or more severe OSA. A significant number of these estimated 59 million people who suffer from OSA remain undiagnosed and many of those diagnosed with mild to moderate OSA may be reluctant to seek treatment given the less severe nature of their condition, the potentially negative lifestyle effects of traditional treatments, and the lack of awareness of new treatment options. Internationally, the aggregate number of people with OSA is estimated to exceed that in the United States, including approximately 20 million people in Western Europe, 57 million people in China, and 47 million people in India. OSA is a potentially harmful breathing condition caused by one or more obstructions of the upper airway during sleep. Individuals suffering from OSA experience frequent interruptions during sleep, resulting in excessive daytime sleepiness that can lead to memory loss, lack of concentration, depression and irritability. OSA also has been linked to more severe health consequences, including increased risks of cardiovascular morbidity, high blood pressure, stroke, heart attack and Type II diabetes.
      The most common non-surgical method of treating OSA is continuous positive airway pressure, or CPAP, which is a life-long therapy that requires patients to wear a nasal or facial mask connected to a portable airflow generator while sleeping. It is estimated that approximately 1.3 million people will be diagnosed with OSA through a sleep study and prescribed CPAP in 2007. Although effective if used continuously every night, CPAP causes significant lifestyle changes for patients and can be inconvenient and uncomfortable, resulting in a reported long-term non-compliance rate of more than 50%. Surgical treatments for OSA include the permanent removal or destruction of the tissue of the soft palate. Not only are such invasive treatments painful, but also they often are clinically ineffective, require multiple treatments and may offer only a short-term solution. The Pillar Procedure is designed to provide a permanent solution that does not require the nightly wearing of a nasal or facial mask or involve the pain and short-term nature of other available palatal surgical techniques. The Pillar Procedure typically is performed in the physician’s office in approximately 20 minutes, requires only topical and local anesthetics and does not involve the permanent surgical removal or destruction of any palatal tissue.
      In a separate report, the American Academy of Otolaryngology, or AAO, estimates that one in four adults, or 55 million people, in the United States suffers from habitual snoring. Because most people who have OSA snore, the number of people with OSA overlaps significantly with the number of people who snore. Snoring often significantly affects the harmony and relationship between the individual who snores and his or her bed partner, often causing daytime sleepiness and irritability for both. The noisy sounds of snoring occur when air flows across the tissues of the nasal airway and the upper airway at the back of the mouth and throat, or soft palate, causing these tissues to vibrate. The Pillar Procedure is designed to stiffen and add structural support to the soft palate, thereby eliminating those vibrations and the snoring sound.
      We currently market and sell our Pillar System to otolaryngologists (ear, nose and throat physicians, or ENTs) and to a limited number of oral maxillofacial surgeons, as a minimally- invasive, clinically-effective treatment for mild to moderate OSA and snoring. Our Pillar System has been cleared by both the FDA and the European Commission for treatment of mild to moderate OSA and snoring. To date, over 11,000 Pillar Procedures have been performed world-wide with a reported commercial complication rate of less than 1%. Our goal is to have the Pillar Procedure recognized as the preferred first-line palatal surgical treatment for patients suffering from mild to moderate OSA and snoring. We also intend to establish the Pillar Procedure as the preferred alternative treatment for individuals who are unable or unwilling to comply with CPAP therapy or who seek a safe and clinically effective alternative to CPAP therapy for reasons of lifestyle flexibility and convenience.
      We were incorporated in Minnesota in November 1999 and reincorporated in Delaware in May 2004. Our principal executive offices are located at 2800 Patton Road, St. Paul, Minnesota 55113 and our telephone number is (651) 634-3111. Our website address is www.restoremedical.com.
Industry Background
      According to a report published in the April 2004 Journal of the American Medical Association, approximately 44 million people in the United States suffer from mild OSA and approximately 15 million people suffer from moderate or more severe OSA. In a separate report, the AAO estimates that approximately 55 million people suffer from habitual snoring. Because most people who have OSA snore, the number of people with OSA overlaps significantly with the number of people who snore.
      Awareness of sleep breathing disorders and the negative health consequences associated with both OSA and snoring has been increasing in recent years among both physicians and patients. The negative health consequences of sleep disordered breathing add an estimated $15 billion to the national healthcare bill annually.

Obstructive Sleep Apnea
      OSA is a serious, potentially life-threatening condition that is far more common than generally understood. OSA occurs in all age groups and both genders. Recent studies have linked OSA with increased risks of cardiovascular morbidity, high blood pressure, stroke, heart attack, Type II diabetes and depression. OSA typically causes excessive daytime sleepiness, resulting in memory loss, lack of concentration, slower reaction time that can cause difficulty driving or operating equipment and sexual dysfunction, such as impotence and reduced libido.
      OSA occurs when air flow into or out of the nose or mouth during sleep is obstructed due to excess or relaxed tissue that collapses and blocks the upper airway with the effort of inhalation. When the airway becomes blocked, the brain detects a drop in blood oxygen content, causing the individual to waken just enough to tighten the airway muscles and allow normal breathing to resume. People with OSA may experience sleep disruptions several hundred times in one night, in many cases without being aware that they are waking up, thereby losing the ability to have the deep, restful sleep that is critical to good health. For most people, the soft palate and base of the tongue are primary contributors to upper airway obstruction, although blockages in the nasal airway and walls of the throat, including the tonsils, also affect significant numbers of people. Ingestion of alcohol or sleeping pills can increase the frequency and duration of breathing pauses in people with OSA. Obesity also can be a contributing factor to OSA when excessive amounts of tissue narrow or obstruct the upper airway, as can decreased muscle tone as a result of aging.
      Symptoms of OSA include loud, frequent snoring, periodically gasping for breath or ceasing to breathe during sleep, and excessive daytime sleepiness and fatigue. Not everyone who snores has OSA, and not everyone with OSA necessarily snores, although most do. Primary care physicians often fail to recognize OSA because signs of this sleep disorder can be missed or ascribed to other conditions, such as depression, thyroid problems, anemia or insomnia.
      In addition to primary care physicians, ENTs, pulmonologists, neurologists, or other physicians who have specialized training in sleep disordered breathing may diagnose and prescribe treatment for OSA. Diagnosis of the cause of OSA is complicated because there can be many different reasons for disturbed sleep as well as multiple areas of upper airway obstruction that contribute to OSA. While there are several tests available to accurately diagnose the presence of OSA, a sleep test, or polysomnography, often is required to determine its severity. Sleep tests are most commonly administered in sleep labs and require an overnight stay. Although home sleep studies can be prescribed by a physician and self-administered by patients, these studies typically are not covered by health insurance.
      The specific therapy recommended to treat OSA is tailored to the individual patient based on medical history, physical examination and the results of sleep tests. In addition to recommended lifestyle changes, treatment options for OSA traditionally have been limited to mechanical therapies or the surgical removal or scarring of tissue.

Mechanical Therapies
      The most frequently prescribed and most common treatment for OSA is continuous positive airway pressure, or CPAP. CPAP therapy requires the patient to wear a nasal or facial mask during sleep that is connected by a tube to a portable airflow generator which delivers air at a predetermined continuous positive pressure. The continuous positive pressure forces air through the nasal passages and opens the back of the throat, acting as a pneumatic stent to keep the upper airway open and unobstructed during sleep. CPAP prevents upper airway closure while in use, but apnea or hypopnea episodes return when CPAP is stopped or used improperly. CPAP is not a cure for OSA, but a life-long therapy for managing OSA that must be used on a nightly basis. Non-compliance rates for CPAP are estimated to exceed 50% due to factors such as physical discomfort and claustrophobia resulting from use of the nasal or facial mask, nasal and facial irritation, uncomfortable sleeping positions, lifestyle changes, social factors and inconvenience. The reimbursed costs of the portable airflow generator and accessories required for CPAP therapy in the first year of use range from $1,200 to $2,500. The accessories, including hoses, masks and filters, must be periodically replaced at an annual reimbursed cost of approximately $350 to $500.
      Another mechanical therapy prescribed to treat OSA is a custom-fitted or prefabricated orthodontic-like device, or oral appliance, that is worn while sleeping. An oral appliance attempts to reposition the jaw and/or the base of the tongue to prevent the tongue from collapsing and obstructing the upper airway during sleep. Oral appliances typically are prescribed and fitted by a dentist or orthodontist, the vast majority of whom are not trained or certified in sleep medicine and who may prescribe oral appliances without the clinical experience or knowledge necessary to accurately diagnose OSA or the site(s) of obstruction causing OSA or snoring in their patients. While oral appliances can be helpful to those patients whose OSA is primarily the result of collapse of the base of the tongue, they have not been proven to be effective for treating the palatal collapse or flutter addressed by our Pillar System. Oral appliances often are very uncomfortable and inconvenient, and many patients are unable to comply with the requirement of nightly life-long use. Periodic visits to adjust the appliance and dental rehabilitation are often required. The cost of oral appliances is not typically covered by third-party healthcare insurers, and the cost to patients can range between $500 and $2,000.

Surgical Procedures
      Before the Pillar Procedure, the only options for palatal-based OSA patients who were not able to tolerate or comply with CPAP therapy were aggressive interventional palatal surgical procedures that permanently remove or scar tissue. Although there are several interventional procedures used to remove or destroy soft palate tissue that can cause upper airway obstructions, none of these surgical procedures is completely successful or without risks. The more invasive of these palatal surgical procedures are very painful, usually require post-procedure prescription narcotics to manage the pain, often result in potentially serious post-surgical complications which can involve hospital re-admission, usually result in lengthy recovery periods of up to two weeks, and are expensive to administer. Interventional procedures to scar or stiffen soft palate tissue often involve more than one treatment, and the scarring or stiffening that results from these procedures diminishes over time as scar tissue tends to remodel and lose stiffness. Other extremely aggressive surgical procedures to treat OSA include a variety of procedures intended to improve air flow through the back of the throat, such as procedures that detach and reattach soft tissues in the throat, advance the anchor point of a key tongue muscle, and advance and realign the upper and lower jaws.
      Uvulopalatopharyngoplasty, or UPPP, currently the most common palatal surgical treatment for both OSA and snoring, uses a scalpel, electrocautery, coblation or other cutting technology to remove excess tissue at the back of the throat (tonsils, uvula, and part of the soft palate) under general anesthesia. The UPPP procedure is very painful, often requires an overnight hospital stay, sometimes requires hospital readmission to resolve complications, and typically involves a lengthy recovery period of up to two weeks. An analysis published in February 1996 with the approval of the American Sleep Disorders Association of 18 clinical studies including 497 patients who underwent a UPPP procedure to treat their OSA reported the clinical measure of improvement in the level of the patients’ sleep disturbances at 38.2%. In a separate analysis published in January 2005 by the American Laryngological, Rhinological and Otological Society of the early complications experienced by 1,004 patients who underwent a UPPP, the post-surgical complication rate ranged from 3.4% to 19.4%, including severe complications such as post-operative pulmonary embolism, respiratory complications, hemorrhaging and cardiovascular events. Although the incidence of long-term complications of the UPPP procedure is unclear, the most commonly reported long-term side effects include velopharyngeal insufficiency (a poor seal between the pharynx and soft palate causing a regurgitation of food and fluids when swallowing and adversely affecting speech), nasopharyngeal stenosis (a narrowing of the upper airway above the soft palate), and voice change. It is also difficult to predict which patients will experience good clinical results following this procedure. The UPPP procedure generally is covered by third-party healthcare insurers after a patient has been unable to comply with CPAP therapy. The average reimbursed cost of a UPPP procedure ranges from $3,100 to $6,800, depending upon the geographic region in which the procedure takes place. If paid for out-of-pocket, the average cost of a UPPP procedure to the patient ranges from $9,600 to $16,400, depending upon the geographic region in which the procedure takes place and length of stay. Complications could result in additional costs.
      Laser-assisted uvulopalatoplasty, or LAUP, is similar to UPPP but uses heat from a laser to destroy tissue of the soft palate. The LAUP procedure requires the use of expensive laser capital equipment and often involves multiple treatments. The clinical and economic benefits of using LAUP over UPPP have not been well established and, as a result, LAUP procedures are now performed less frequently. LAUP procedures are typically performed as an outpatient procedure or in the physician’s office, and generally are not reimbursed by third-party healthcare insurers. The total out-of-pocket cost to the patient ranges from approximately $1,500 to $3,000, and multiple procedures may be required.
      Radiofrequency ablation, or RF ablation, is a procedure that uses high frequency radio waves to stiffen the soft palate tissue through scarring, and/or reduce the volume of excess nasal turbinate and/or base of tongue tissue. RF ablation typically requires more than one treatment in separate visits to the physician for adequate results. RF ablation can be painful and uncomfortable, and the clinical effect of scarring the soft palate through ablation often is not permanent because the scar tissue tends to remodel over time and lose stiffness. RF ablation is most often performed as an in-office procedure and is generally not reimbursed by third-party healthcare insurers. FDA clearance for use of RF ablation to treat OSA is currently limited to base of tongue procedures. The total out-of-pocket cost to the patient ranges from $1,500 to $3,000, and often requires two or three treatments per site of obstruction.

Snoring
      Habitual and socially disruptive snoring affects both the individual who snores and his or her bed partner, often causing daytime sleepiness and irritability for both. The average non-snoring bed partner loses approximately an hour of sleep each night as a result of his or her partner’s snoring. Additionally, a recent survey of 1,008 adults whose partner experienced sleep-related problems, including heavy snoring, determined that 31% of the couples surveyed adjust their sleeping habits by sleeping apart, altering their sleep schedules or wearing ear plugs while sleeping.
      The noisy sounds of snoring occur when air flows across the upper airway tissues of the nose, back of the mouth or throat (soft palate), causing relaxed or unstable tissue to vibrate. Although vibration of other parts of the upper airway may contribute to snoring, the soft palate is estimated to be a contributing factor to snoring in 90% or more of patients.
      The diagnosis of snoring typically involves a consultation among the patient, his or her bed partner and the patient’s primary physician, along with a physical examination of the patient’s upper airway. The treating physician often is an ENT or other physician specializing in sleep disordered breathing. The physician typically discusses treatment alternatives with both the patient and his or her bed partner, because in many cases the bed partner is most affected by the patient’s snoring.
      Historically, the treatment options for snoring have been limited. Typically, the only options available to patients have been lifestyle changes such as weight loss or sleeping position adjustment; unproven and clinically ineffective over-the-counter remedies such as nasal strips; oral appliances, which frequently are ineffective; expensive, invasive and painful surgical procedures such as UPPP or LAUP; or less-invasive procedures such as RF ablation or sclerotherapy which have not demonstrated long-term clinical efficacy.
      Sclerotherapy is a procedure where a small amount of a sclerosing agent is injected into the soft palate and uvula. The sclerosing agent causes scarring via an inflammatory tissue response, which results in the shrinking and stiffening of tissue. Patients frequently must undergo multiple treatments to achieve the desired stiffening of the tissue. As with RF ablation, the results of sclerotherapy often are temporary as scar tissue tends to remodel over time and lose stiffness. Sclerotherapy treatments are performed in the physician’s office and generally are not reimbursed by third-party healthcare insurers. The out-of-pocket price range of a single sclerotherapy procedure to the patient is approximately $350 to $500, and ongoing treatments are required.
      All procedures or devices to treat snoring are viewed by third-party healthcare insurers as elective or cosmetic procedures, and are not reimbursed in the absence of a definitive diagnosis of OSA. The patient’s out-of-pocket costs for these procedures can range from several hundred dollars for each sclerotherapy treatment to multiple thousands of dollars for a UPPP procedure. Although CPAP also may be offered as a therapy for habitual snoring, the costs are not reimbursable, and it is not commonly prescribed.
Our Solution — The Pillar Procedure
      We believe the Pillar Procedure offers the following significant advantages over other current treatment options:

•	Clinically effective, long-lasting treatment. In multiple clinical studies, the Pillar Procedure has demonstrated comparable or superior clinical outcomes compared to invasive palatal surgical procedures that involve the permanent removal or destruction of tissue. Our procedure has long-lasting clinical benefits, whereas the clinical benefits of surgical procedures that ablate and destroy palatal tissue often diminish over time as scar tissue tends to remodel and lose its stiffness.

•	Low-risk procedure with minimal pain, complications and inconvenience. The Pillar Procedure involves minimal pain and has a reported commercial complication rate of less than 1% with few post-procedure side effects. Invasive surgical procedures, such as a UPPP, that permanently remove soft palate tissue are painful, involve recovery periods of up to two weeks and have reported substantially higher complication rates of 3.4% to 19.4%. For frustrated CPAP users with mild to moderate OSA, our procedure offers a one-time, permanent treatment alternative that alleviates the nightly burden of wearing an obstructive mask.

•	Uses local anesthetic, not general anesthesia. Physicians use only topical and local anesthetics to perform the Pillar Procedure, rather than the general anesthesia required for more invasive surgical procedures, resulting in fewer complications and a significantly shorter recovery period.

•	In-office procedure that takes approximately 20 minutes. The Pillar Procedure is a one-time procedure that typically is performed in the physician’s office. Patients can resume their normal diet and activities the same day without the need for an overnight hospital stay. Invasive surgical procedures often entail a recovery period of up to two weeks. Other surgical procedures that scar or ablate tissue usually require multiple treatments involving repeat visits to the physician.

•	Economic benefits to patients, physicians and payors. For patients, the Pillar Procedure is a relatively low-cost, one-time treatment solution with no recurring expenses. For physicians, our quick, easy-to-learn procedure can be a profitable practice alternative to more invasive and risky procedures with higher complication rates or procedures which have not demonstrated long-term clinical benefits. For patients and payors, our procedure combines quality outcomes with reasonable costs.
      The Pillar Procedure was cleared by the FDA for snoring in December 2002 and for mild to moderate OSA in July 2004. Our Pillar System also received CE Mark certification from the European Commission for mild to moderate OSA in December 2004 and snoring in May 2003. More than 1,000 physicians have performed collectively over 11,000 Pillar Procedures world-wide as of December 2005.

THE PILLAR PROCEDURE COMPARED TO OTHER COMMON TREATMENTS

RF
	Pillar	CPAP	LAUP	UPPP	Ablation	Sclerotherapy

PATIENT EXPERIENCE
Pain or discomfort	Low	Medium	Very High	Very High	Low	Medium

Potential side-effect, most reported complication	Partial Extrusion (<1%) (1)	Nocturnal awakenings (46%), nasal congestion and dryness (44%)	Transient VPI (2) (27%)	Transient VPI (2) (20%+)	Mucosal ulceration and breakdown (22%)	Mucosal ulceration and breakdown (18%)

Sedation	Local	None	Local/General	General	Local	Local

Recovery time	24 hours or less	None	7 days	Up to 2 weeks	24 hours or less	24 hours or less

Reversible treatment	Yes	Yes	No	No	No	No

Reimbursement (OSA)	In process (3)	Yes	No	Yes	No	No
FDA CLEARANCE
OSA	Yes	Yes	N/A(4)	N/A(4)	No(5)	No

Snoring	Yes	No	N/A(4)	N/A(4)	Yes	Yes
PHYSICIAN EXPERIENCE
Physician specialist	ENT	Pulmonologist	ENT	ENT	ENT	ENT

Patient visits	One	Multiple	Multiple	One	Multiple	Multiple

Physician time	Low	Low	High	High	Medium	Medium

Specialized capital equipment	No	No	Yes	Yes	Yes	No
COST OF TREATMENT
Cost to patients when not reimbursed	$1,200 to $2,500	$1,200 to $2,500(6)	$1,500 to $3,000(7)	$9,600 to $16,400(8)	$1,500 to $3,000	$350 to $500 (9)

Reimbursed cost(10)	N/A	$1,200 to $2,500(6)	N/A	$3,100 to $6,800(8)	N/A	N/A

(1)	Reported commercial complication rate; does not include the complication rates from our early clinical studies.

(2)	Velopharyngeal insufficiency, a poor seal between the pharynx and the soft palate, which causes regurgitation of food and fluids when swallowing and can adversely affect speech.

(3)	We are actively working with the Center for Medicare and Medicaid Services and private insurance carriers to obtain coverage and coding for the Pillar Procedure to treat mild to moderate OSA.

(4)	FDA clearance not required for surgical procedures.

(5)	Cleared for tongue-based OSA only.

(6)	Plus annual accessory costs of $300 to $500.

(7)	Multiple procedures may be required.

(8)	Price varies considerably between out-patient procedure and hospital procedure requiring an overnight stay.

(9)	Ongoing treatments required.

(10)	Health insurers only reimburse for certain treatments of OSA; treatments for snoring are considered cosmetic and are not typically covered.

NORMAL UPPER AIRWAY

NASAL AIRWAY
TURBINATES
BASE OF TONGUE
HARD PALATE
SOFT PALATE
UVULA
TONSILS
TONGUE
HYOID

MID-SAGITTAL (CUT-AWAY) VIEWS OF UPPER RESPIRATORY PATHWAY

SNORING – SOFT PALATE

Air flow across tissues of the nose and/or soft palate causing relaxed or unstable tissue to vibrate, creating the snoring sound.

OBSTRUCTIVE SLEEP APNEA –SOFT PALATE

The soft palate may undulate, uvula may enlongate, and together. may obstruct or partially block airflow through the upper airway.

IMPLANTED PILLAR INSERTS

Hard palate
Muscle
Pillar inserts
Glandular tissue
Uvula

The structural support from the Pillar inserts, together with the body's natural fibrotic response to the Pillar inserts, increases the stiffness and structural integrity of the soft palate, and reduces or eliminates soft palate flutter and undulation.

Our Product

Our Pillar System
      Our Pillar System treats the soft palate, which is the most common contributor to the upper airway obstruction and tissue vibration that causes OSA and snoring. We designed our Pillar System to address several essential clinical and physiological requirements. We wanted to preserve the normal function of the soft palate while producing a long-lasting physiological effect. Additionally, we wanted the Pillar inserts to provide a long-term clinical benefit using a procedure that was completely reversible and used only well-known, well-understood biocompatible materials.
      We researched each of these requirements extensively by utilizing state-of-the-art imaging technologies, aerodynamic modeling, mathematical modeling and pre-clinical animal studies. Our early research focused on understanding the physiology of sleep disordered breathing, and we identified the soft palate as a major contributor to the upper airway obstruction and tissue vibration that causes OSA and snoring. As upper airway muscles and tissues relax during sleep, unsupported or excess tissue in the back of the mouth, the soft palate, and throat can narrow or collapse. As the person affected continues breathing, the air speed through the collapsed region increases and there is a corresponding drop in pressure. This lower pressure creates a lifting force similar to that of an airplane wing. These aerodynamic forces overwhelm the structural integrity of the soft palate, causing it to vibrate, which results in snoring sounds. When the negative pressure in the airway reaches a critical point, the combination of collapsible tissues and loss of muscle tone causes airway collapse or obstruction, resulting in OSA.
      We designed our Pillar System to stiffen and increase the structural integrity of the soft palate and improve its response to airflow, without interfering with normal soft palate functions such as swallowing or speech. Each precisely braided Pillar insert is approximately 18 mm (0.7 inches) in length and has an outer diameter of 2 mm (0.08 inches). We selected the Pillar insert design after significant screening work was done on a wide range of biomaterials. We braid our Pillar inserts to our precise specifications from a polyethylene terephthalate fiber that has been used for many years in implantable medical products such as surgical sutures and heart valve cuffs.
      Each Pillar insert is implanted in the soft palate using our specially-designed, single use delivery tool. At our facilities in St. Paul, we preload each insert into a delivery tool and enclose each delivery tool individually in a sterile package. Our proprietary delivery tool consists of a molded plastic handle and a 14-gauge needle, which we bend to our precise specifications in house. Although the components of the delivery tool are manufactured outside of our facility, we assemble and thoroughly inspect each delivery tool prior to shipment to our physician customers or international distributors.
      The implantation of the Pillar inserts into the soft palate tissue triggers the body’s natural fibrotic response to injury and the introduction of foreign bodies, which encapsulates and stimulates tissue growth into and around the inserts. The proprietary surface texture of the Pillar inserts promotes the growth of tissue into the inserts, providing structural support and serving to anchor and connect the Pillar inserts. In addition to the structural support provided by the inserts themselves, this natural fibrotic response further stiffens the soft palate tissue, effectively reducing or eliminating the tissue flutter that causes snoring and the retropalatal collapse that can obstruct the airway and cause OSA.

The Pillar Procedure
      Each patient receives three Pillar inserts as part of the Pillar Procedure. During the Pillar Procedure, the physician uses topical and local anesthetics to numb the soft palate tissue, and then individually implants each of the Pillar inserts into the muscle of the soft palate at the junction of the hard and soft palate. The Pillar inserts are placed as closely as possible to each other without touching (approximately 2 mm apart) to achieve maximum stiffening, effectively constructing a bridge of stiffer tissue between the inserts and preventing the relaxed soft palate tissue from stretching or collapsing during sleep.
      The reported commercial complication rate for the Pillar Procedure, with over 11,000 procedures performed to date, is less than 1%. The most commonly reported complication is the partial extrusion of a Pillar insert, which typically occurs as the result of an insert being implanted too shallow or too deeply in the soft palate. In the event of a partial extrusion, the physician simply removes the partially extruded insert and replaces it with a new Pillar insert.
Our Strategy
      Our goal is to have the Pillar Procedure recognized by the market as the preferred first-line palatal surgical treatment for patients suffering from mild to moderate OSA and snoring. We also intend to establish the Pillar Procedure as the preferred alternative treatment for individuals who are unable or unwilling to comply with CPAP therapy or who seek a safe and clinically effective alternative to CPAP therapy for reasons of lifestyle flexibility and convenience. To achieve these goals, we must successfully develop the market for the Pillar Procedure in the United States and internationally. We are undertaking the following key growth strategies and related tactics:

•	hire additional domestic sales representatives and engage additional international distributors;

•	increase physician awareness and adoption of the Pillar Procedure over other treatment options for patients suffering from sleep disordered breathing, and expand our marketing, co-marketing and sleep disordered breathing education initiatives with physicians;

•	enhance awareness and selection of the Pillar Procedure by patients and their bed partners through innovative, targeted, direct-to-consumer marketing programs and initiatives;

•	sponsor and participate in additional clinical studies that seek to further validate the clinical effectiveness of the Pillar Procedure as a stand-alone treatment for mild to moderate OSA and snoring or in combination with CPAP therapy to treat other areas of upper airway obstruction that cause OSA and snoring, and further expand the FDA-cleared indications for use of the Pillar Procedure;

•	continue building our self-pay snoring business and increase efforts to establish adequate and appropriate third-party healthcare insurance coverage and reimbursement for use of the Pillar Procedure to treat mild to moderate OSA; and

•	proactively explore new products and technologies that would allow us to effectively treat other areas of upper airway collapse.
      In the future, we intend to expand our marketing efforts beyond ENTs and oral maxillofacial surgeons to other physicians who treat sleep disordered breathing. We believe that the Pillar Procedure offers physicians a clinically effective, economically attractive, in-office procedure to treat patients who are afflicted with mild to moderate OSA and snoring.
      Based on the results of over 357 patients who participated in 13 clinical studies on the use of the Pillar Procedure to treat mild to moderate OSA and snoring, and with over 11,000 Pillar Procedures performed to date, we believe the Pillar Procedure can be the first-line alternative to the currently available surgical treatments for OSA and snoring, and a clinically effective alternative for CPAP patients who are unable or unwilling to comply with the life-long, nightly use requirement of CPAP therapy.

Sales and Marketing

US Sales and Marketing Strategies
      We employ a direct sales force in the United States currently consisting of 12 sales representatives, each of whom markets and sells our Pillar System to an average of 800 ENTs and 500 oral maxillofacial surgeons, and has an average of 200 sleep centers in their respective territories. We plan to use a portion of the proceeds from this offering to increase the number of domestic sales representatives, thereby decreasing the size of each representative’s geographic territory, allowing them to establish new Pillar System physician customers and assist current physician customers to increase the number of individuals they treat with the Pillar Procedure. As part of this effort, we intend to work closely with our physician customers to implement practice support programs that help increase the number of patients who are referred to, or self-refer to, their sleep disordered breathing practices. These practice development programs will include the creation and implementation of comprehensive physician websites, customized co-marketing programs to promote physician practices to potential patients, and the development and delivery of a variety of sleep disordered breathing educational programs. These educational programs will be focused on educating primary care physicians on the diagnosis and available treatment options for patients suffering from sleep breathing disorders, as well as the health consequences of untreated OSA and snoring for both individuals and their bed partners.
      In addition to programs focused on our current and potential physician customers, we are developing marketing programs targeted to potential consumers and their bed partners. We will continue to expand our marketing programs to increase awareness of our Pillar System as a clinically effective, minimally-invasive, first-line treatment for individuals suffering from mild to moderate OSA and snoring. These initiatives will include implementing local and regional direct-to-consumer marketing programs to drive patient self-referrals and working closely with physicians to generate referrals from primary care physicians and pulmonologists.

International Sales Strategy
      We currently market our products in 12 countries outside the United States through independent distributors in Asia Pacific, Europe, the Middle East and South Africa, except for Germany where we sell directly to physician customers who participated in our European Clinical Studies. We have entered into multi-year distribution agreements with each of these international distributors, enabling them to sell our Pillar System, collectively, in 30 countries. We are evaluating other third-party distributors to introduce our Pillar System into additional international markets and act as an independent third-party distributor for the German market. We recently added a second marketing development manager focused on international sales. Revenues from international markets accounted for approximately 30% of our total net revenues for the fiscal year ended December 31, 2005. Prior to 2005, we did not sell our Pillar System in markets outside the United States other than a few direct sales to physicians in Germany in 2004.
      Under the terms of each of our international distribution agreements, we ship our products to our distributors upon receipt of purchase orders. Each of our independent distributors has the exclusive right to sell our Pillar System within a defined geographic territory. Many of these distributors also market and sell other medical products, although contractually they are not permitted to sell products directly competitive with our Pillar System. Our independent distributors purchase our Pillar System from us at a discount to our United States list price and resell our Pillar System to physicians, hospitals or clinics in their respective geographic territories. Currently, all of our sales to international distributors and to our physician customers in Germany are denominated in United States dollars. The end-user price of our Pillar System in each country is determined by the distributor and varies from country to country.

Clinical Studies
      To date, 13 clinical studies have been completed in which the clinical efficacy of the Pillar Procedure was independently evaluated and assessed on a total of 357 patients. Five clinical studies have been completed on 206 patients to evaluate the clinical effectiveness of the Pillar Procedure for the treatment of mild to moderate OSA. Eight clinical studies have been completed on 151 patients to evaluate the clinical effectiveness of the Pillar Procedure to treat snoring.
      We believe that the collective results of the mild to moderate OSA and snoring clinical studies demonstrate that the Pillar Procedure is an effective first-line alternative palatal surgical procedure to a UPPP, currently the most common palatal surgical treatment for OSA and snoring. The Pillar Procedure also is a clinically effective, minimally invasive alternative for CPAP patients whose OSA is the result of palatal obstruction and who are unable or unwilling to comply with the life-long, nightly use requirement of CPAP therapy.

Obstructive Sleep Apnea
      Manuscripts reporting the clinical results from five studies have been published or accepted for publication in the AAO’s peer-reviewed ENT medical journal. A manuscript reporting the clinical results from a fifth study is complete and will be submitted to another peer-reviewed ENT medical journal. In total, these manuscripts provide the clinical results from five clinical studies conducted in the United States, Norway and Germany on 206 patients to evaluate the effectiveness of the Pillar Procedure to treat mild to moderate OSA. The reported clinical measure of improvement in the level of patients’ sleep disturbances in the European studies ranged from 48.0% to 62.5% at 90 days post-treatment, and 58% at one-year post-treatment. The reported clinical measure of improvement in the level of patients’ sleep disturbances in the United States study ranged from 34.4% to 45.3% at 90 days post-treatment. The various physician investigators who led these clinical studies are in the process of collecting two-year and one-year follow-up data, respectively, on patients who participated in these OSA clinical studies. In addition, the results of a computational research project conducted by a group of independent pulmonologists were published in 2005. These results confirmed, through the application of a finite element analysis mathematical model, that palatal stiffening resulting from the Pillar Procedure effectively reduced collapsibility of the upper airway.
      An analysis published in February 1996 with the approval of the American Sleep Disorders Association of 18 clinical studies including 497 patients who underwent a UPPP procedure to treat their OSA reported a clinical measure of improvement in the level of patients’ sleep disturbances of 38.2%. In a separate analysis published in January 2005 by the American Laryngological, Rhinological and Otological Society of the early complications experienced by 1,004 patients who underwent a UPPP, the post-surgical complication rate ranged from 3.4% to 19.4%, including severe complications such as post-operative pulmonary embolism, respiratory complications, hemorrhaging and cardiovascular events. The overall complication rate for the Pillar Procedure OSA clinical studies ranged between 2.7% and 9.9%, which complications, in comparison to the complications resulting from a UPPP procedure, were significantly less severe in nature. The vast majority of these complications consisted of partial extrusions of the Pillar insert as a result of inadvertent errors in implantation technique. As noted by the author of one of these published studies, there is a physician “learning curve” associated with performing the Pillar Procedure and partial extrusions of the Pillar inserts tend to occur less frequently with physicians who have performed more Pillar Procedures. A partially extruded Pillar insert is remedied by the physician simply removing the insert and replacing it with another Pillar insert. The reported commercial complication rate for the approximately 11,000 Pillar Procedures that have been performed worldwide, consisting of approximately 33,000 Pillar inserts, is less than 1%, with the primary complication again being relatively insignificant partial extrusions.

Snoring
      Manuscripts reporting the clinical results from 151 patients who participated in eight clinical studies in the United States, Norway, Germany and Singapore on the effectiveness of the Pillar Procedure to treat snoring have been published or accepted for publication in peer-reviewed journals. These clinical results were reported at both 90 days and one-year post-treatment, and demonstrated a decrease in snoring intensity of between 32% and 66%, and bed partner satisfaction of between 67% and 100% as a result of the decrease in snoring intensity. We are not aware of any published clinical study that reported comparable or superior results from the use of any other treatment for snoring. The various physician investigators who led these clinical studies are in the process of collecting two-year and three-year follow-up data on patients who participated in these snoring clinical studies.

Additional Clinical Studies
      We recently initiated or are involved in a series of significant, post-market clinical studies to further validate the efficacy of the Pillar Procedure in the treatment of mild to moderate OSA. These clinical studies are structured as evidence-based-medicine Level 1 prospective, randomized, blinded placebo-controlled studies. We also have begun a clinical study to evaluate the effectiveness of using the Pillar Procedure in combination with surgical procedures to treat patients who suffer from OSA as a result of multiple areas of upper airway obstruction. We also are sponsoring or participating in post-market clinical studies to expand indications for the Pillar inserts in combination with CPAP therapy to evaluate whether the combination therapy will make CPAP flow generators more tolerable for patients. In addition, we have initiated a clinical study to evaluate the use of an increased number of Pillar inserts for patients who have not been able to achieve optimal outcomes for snoring with just three Pillar inserts. We may initiate additional clinical studies to evaluate the use of Pillar inserts in combination with other non-surgical treatments for OSA and snoring. We intend to work with the independent physician investigators leading these various clinical studies to facilitate the publication of the data derived from these clinical studies in peer-reviewed medical journals and the presentation of this data at key scientific and medical meetings.
Third-Party Reimbursement
      Generally, patients who undergo the Pillar Procedure pay for the procedure out-of-pocket without third-party reimbursement. Treatments for snoring are deemed elective cosmetic surgery and are not reimbursed by third-party healthcare insurers. The use of the Pillar Procedure as a treatment for snoring will remain a self-pay procedure. We believe the number of Pillar Procedures performed to treat snoring will increase, and that the Pillar Procedure will remain profitable and sustainable for our physician customers.
      Certain therapies for the treatment of OSA, including CPAP and UPPP, generally are covered by third-party healthcare insurers, and we are seeking to obtain third-party reimbursement for individuals who elect to undergo the Pillar Procedure to treat their mild to moderate OSA. Third-party reimbursement depends upon decisions by the Centers for Medicare and Medicaid Services, or CMS, and by private insurers. CMS and third-party healthcare insurers may independently determine whether to reimburse a particular procedure as well as the method by which they will provide coverage. The methods of payment may include a lump sum prospective payment system based on a diagnosis related group or per diem, a blend between the healthcare provider’s reported costs and a fee schedule, a payment for all or a portion of charges deemed reasonable and customary, or a negotiated per capita fixed payment. Both CMS and third-party healthcare insurers are increasingly challenging the pricing of medical products and procedures. Even if the Pillar Procedure is eligible for reimbursement, the level of reimbursement may not be adequate to provide the incentive necessary for physicians to offer it to their patients. Additionally, CMS and third-party healthcare insurers may deny reimbursement if they determine that the device used in the treatment was investigative, was not medically necessary or was used for a non-approved indication.
      If the Pillar Procedure is covered by third-party reimbursement to treat mild to moderate OSA, patients will likely still need to undertake certain steps before undergoing the Pillar Procedure. Once a diagnosis of OSA is confirmed by a polysomnography sleep study, which is typically reimbursed, most health plan coverage policies require that non-interventional treatments first be attempted, including lifestyle changes, such as weight loss, and CPAP. In the event the patient is unable to comply with CPAP therapy, most insurers will reimburse certain OSA surgical procedures such as UPPP. However, other OSA procedures such as RF ablation, sclerotherapy and LAUP generally are not covered. The surgical procedures for OSA that are covered vary by individual health plans.
      Our reimbursement strategy focuses on obtaining coverage for the Pillar Procedure for treating mild to moderate OSA from private third-party healthcare insurers and Medicare. Obtaining coverage will depend, in large part, on published, peer-reviewed clinical literature demonstrating the effectiveness of the Pillar Procedure in treating patients suffering from mild to moderate OSA. There are several clinical studies underway, which we anticipate will further demonstrate the clinical effectiveness of the Pillar Procedure. With the publication of these studies, we will begin petitioning private third-party healthcare insurers and Medicare to initiate coverage of the Pillar Procedure.
      An important step in obtaining reimbursement is securing appropriate Current Procedural Terminology, or CPT Codes, which are administered by the American Medical Association, or AMA. CPT codes are used by all payors, including Medicare, to adjudicate claims and to reimburse for certain healthcare services, particularly physician fees. The AMA has an annual process to create new CPT codes, whereby physician societies are responsible for applying to the AMA for new CPT codes. We are working in collaboration with the AAO to provide the information necessary for creation of a CPT code for the Pillar Procedure. Three prospective, randomized placebo-controlled clinical studies of our Pillar System are underway in the United States and Europe, the data from which we intend to use to support our future application for a Pillar Procedure CPT code. We believe these clinical studies will not only support our CPT code reimbursement initiative, but also will supplement the results from our previous clinical studies validating the clinical efficacy of the Pillar Procedure in treating patients suffering from mild to moderate OSA.
      We also have applied to CMS for a HCPCS Level II code for our Pillar System. This code is critical to facilitate payment for our Pillar System when the Pillar Procedure is performed in an ambulatory surgery center setting. If approved, this HCPCS Level II code could go into effect by January 1, 2007. We also will be filing an application with CMS for New Technology Ambulatory Payment Classification, or APC, designation for our Pillar System. This APC designation is granted by CMS to provide a reimbursement mechanism for procedures using new medical technologies that are performed in the hospital outpatient setting. We also have developed and are distributing a reimbursement guide to facilitate physician and facility billing for the Pillar Procedure.
      Some ENTs have expressed a desire to continue performing the Pillar Procedure on a self-pay basis. We will continue to actively collaborate with the AAO and those physicians who seek to continue building the self-pay market for the Pillar Procedure, for both OSA and snoring, through innovative programs and services that encourage and train physicians and their staffs to effectively position the value of the Pillar Procedure to patients and establish clinical practice and administrative procedures that support the Pillar Procedure as a self-pay procedure.
      Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. In most markets, there are private insurance systems as well as government-managed systems. As with regulatory approval to sell the Pillar Procedure in international markets, it is the responsibility of each distributor, and in the case of Germany, our physician customers, to obtain any government and third-party payor reimbursement for the Pillar Procedure in the respective country. Many international markets have government managed healthcare systems that control reimbursement for new products and procedures. Market acceptance of our Pillar System will depend on the availability and level of reimbursement in international markets targeted by us.
Research and Development
      With a portion of the proceeds from this offering, we plan to accelerate our efforts to develop and introduce clinically relevant improvements and enhancements to our current Pillar System, and to develop new products and procedures to treat other areas of upper airway obstruction that contribute to OSA and snoring. In one of our first projects, we have begun a feasibility study exploring the possibility of leveraging our technology to treat base of tongue obstructions that cause OSA. In addition, we are evaluating a number of different ways to improve our Pillar System, including the use of materials or agents that could further enhance the clinical efficacy of the Pillar implant mechanism and further improve the ease-of-use of our Pillar System. We also are evaluating diagnostic products and technologies that could improve and simplify the process of identifying the areas of upper airway obstruction in individual patients.
      We incurred research and development expenses of approximately $3.3 million, $2.3 million, and $1.9 million for the fiscal years ended December 31, 2003, 2004 and 2005, respectively. We anticipate that we will continue to make significant investments in research and development as we explore opportunities to leverage the Pillar technology.
Intellectual Property
      Our success will depend in part on our ability to obtain and defend patent protection for our products and processes, to preserve our trade secrets and to operate without infringing or violating the proprietary rights of third parties. To date, we have been granted 28 United States patents that we believe provide us with broad intellectual property protection for our Pillar System and related concepts. Our patent coverage includes a wide array of devices, designs and materials implanted in the soft palate and other areas of the upper airway to induce tissue fibrosis and stiffening to treat OSA and snoring. This coverage is not limited to any specific design and covers any implant in the soft palate regardless of implant geometry or material selection. In addition, our intellectual property portfolio covers a wide variety of implants, tools and applications. We also have 25 additional pending United States patent applications.
      We also register the trademarks and trade names through which we conduct our business. To date, we have registered the trademarks “Pillar” and “Restore Medical” in the United Sates. In addition, we have trademark registrations or pending applications for our name and mark in China, the EU, Indonesia and Singapore, and, accordingly, we may not have protection for our name and mark in other jurisdictions.
      In addition to our United States patents and applications, our technology is covered by seven issued international patents in Germany, Great Britain, Norway, Hong Kong, Singapore and South Korea, 22 pending foreign patent applications in Germany, South Korea, Hong Kong, the EU, Canada, China, Japan, Australia, Indonesia, Malaysia and Taiwan and three Patent Cooperation Treaty applications. We are dedicated to continuing our patent activity to ensure that our patent portfolio remains reflective of our intellectual property development. New developments and modifications of prior developments are periodically reviewed to identify necessary additions and modifications to our patent portfolio.

      In addition to our patents, we rely on confidentiality and proprietary information agreements to protect our trade secrets and proprietary knowledge. These confidentiality and proprietary information agreements generally provide that all confidential information developed or made known to individuals by us during the course of their relationship with us is to be kept confidential and not disclosed to third parties, except in specific circumstances. The agreements also specifically provide that all inventions conceived by the individual relating to our technology in the course of rendering services to us shall be our exclusive property. If our proprietary information is shared or our confidentiality agreements are breached, we may not have adequate remedies, or our trade secrets may otherwise become known to or independently developed by competitors.
      We, like other firms that engage in the development and marketing of medical devices, must address issues and risks relating to patents and trade secrets. The coverage sought in a patent application can be denied or significantly reduced before or after a patent is issued. Consequently, our pending or future United States or foreign patent applications may not result in issued patents, or the scope of any patent protection may not exclude competitors or provide competitive advantages to us. Our current or future United States or foreign patents may be challenged, circumvented by competitors or others or may be found to be invalid or insufficient. Since patent applications are confidential until patents are issued in the United States, or corresponding applications are published in other countries, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were the first to make the inventions covered by each of our pending patent applications, or that we were the first to file patent applications for such inventions.
      Many of our competitors who have significant resources and have made substantial investments in competing technologies may seek to apply for and obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products either in the United States or in international markets. Further, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.
      There has been a history of litigation regarding patent and other intellectual property rights in the medical device industry, and companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. Accordingly, we may become subject to patent infringement claims or litigation in a court of law, or interference proceedings declared by the United States Patent and Trademarks Office, or USPTO, to determine the priority of inventions or an opposition to a patent grant in a foreign jurisdiction. The defense and prosecution of intellectual property suits, USPTO interference or opposition proceedings, and related legal and administrative proceedings, are both costly and time-consuming and could result in substantial uncertainty to us. Litigation or regulatory proceedings may also be necessary to enforce patent or other intellectual property rights of ours or to determine the scope and validity of other parties’ proprietary rights. Any litigation, opposition or interference proceedings may result in substantial expense to us and significant diversion of effort by our technical and management personnel. We may not have the financial resources to defend our patents from infringement or claims of invalidity. An adverse determination in any litigation could subject us to significant liabilities to third parties, require us to seek licenses from or pay royalties to third parties or prevent us from manufacturing, selling or using our proposed products, any of which could have a material adverse effect on our business and prospects. We are not currently a party to any patent or other litigation.
Manufacturing
      We manufacture our Pillar Systems in our leased facility in St. Paul, Minnesota, which includes a 4,000 square foot Class 100,000 clean room. We perform all final assembly, including manufacturing our Pillar inserts, assembling the parts for our Pillar delivery tool and inserting our Pillar inserts into the delivery tool in our facility. We outsource the plastic injection molding of our delivery tool. We make our Pillar inserts in our facility using our proprietary material braiding process. In addition, we perform all packaging, labeling, and inspection in-house. We use our FDA and EU compliant production and quality systems and processes in performing all of our operations. We follow lean manufacturing principles to provide high-quality, low-cost production of our Pillar System. We use our own proprietary production floor control system software to electronically generate manufacturing work instructions, track product-build status, establish lot control records, and maintain operator training records. We intend to continue to reduce our already low finished goods inventory costs by taking a variety of steps, including implementing continuous flow manufacturing and negotiating agreements with key suppliers.
      To provide us with even more flexibility for our future production capacity needs, we have made strategic component supplier selections based not only on their capabilities for supplying specific components, but also on their potential for providing outsourced contract assembly in the future, if desired.

Quality Systems
      We have a state-of-the-art quality system that focuses on the design, manufacture, packaging and distribution of the highest quality products and the continuous improvement of our systems. We achieved certification to the International Standards Organization, or ISO, quality system standards ISO 9001 and ISO 13485 in 2002. We successfully passed an FDA inspection in September 2004, and were most recently certified by our EU notified body with no nonconformities in December 2005. We believe our quality systems are robust and scalable, and will continue to support our expected growth while ensuring that our products meet the highest standards of safety and quality.
      Our quality system is a hybrid system that incorporates both paper systems and advanced electronic databases and tools. During 2006, we plan to improve the electronic portion of our quality systems to move toward a completely electronic environment. We will address quality assurance processes and tools to enable full audit trails and electronic signatures. These capabilities will provide for improved efficiency and will move us toward complete compliance with the FDA rules for management of electronic records.
      During 2005, we completed the transition of our quality system to meet the revised international standard (ISO 13485:2003) for medical device companies that is required for us to maintain the CE Mark on our products.

Quality Assurance
      We design, manufacture, package and distribute our products in accordance with our quality assurance system. Throughout the product development process, quality assurance assesses the product with thorough inspection and testing. Inspection plans and test techniques are developed to verify all device characteristics, to audit the process steps and to inspect finished goods performance.
      We developed and verified manufacturing processes to provide for consistent high quality throughout the product build and test process. We use our production floor control system software to manage the assembly and test process. This production floor control system provides detailed work instructions for our factory personnel, manages the training and certification records to ensure that all operators who perform the processes are qualified, and provides real-time status and results information on the manufacturing process. Component suppliers are approved through a supplier selection, qualification and certification process with the goal to certify the key suppliers and thereby reduce the need for incoming inspection.

      As our Pillar System unit volume increases, we intend to make additional improvements to the quality assurance process. We also intend to implement additional manufacturing audit inspection processes to support the transition to a continuous flow manufacturing process.
Competition
      We believe that our competitive success will depend primarily on our ability to effectively create market awareness and influence clinical acceptance and adoption of our Pillar System by physicians and patients. The market for the treatment of sleep disordered breathing has attracted a high level of interest from various companies in the medical device industry. Our primary competitors include companies that offer CPAP and other therapeutic devices designed to treat OSA and snoring. Respironics, Inc. and ResMed Inc. are the leading competitors in the CPAP market, collectively accounting for an approximately 80% market share. Fisher & Paykel Healthcare Corp., Nellcor Puritan Bennett (a subsidiary of Tyco) and Vital Signs, Inc. are also competitors in the CPAP market. We also compete against the traditional surgical procedures often recommended by ENTs and other surgeons who specialize in treating OSA and snoring. Additionally, we are aware of development-stage companies that are attempting to develop new products or technologies that may be designed to treat other areas of airway obstruction that cause OSA.
      We believe that participants in the market for treating sleep disordered breathing, including OSA and snoring, compete on the basis of several factors, including clinical effectiveness, ease-of-use, patient comfort and compliance, cost, clinical acceptance and use by healthcare professionals. Competition also is affected by the length of time and resources required for the research and development of products, clinical trials and regulatory approval. The medical device industry is characterized by rapid and significant technological change. As a result, our success will depend, in part, on our ability to respond quickly to medical and technological changes through the development and introduction of new technologies or products.
      Many of our competitors and potential competitors have substantially greater capital resources than we do, including larger and more experienced research and development staffs and facilities. In addition, most of our competitors and potential competitors have substantially greater experience than we do in researching and developing new products, testing products in clinical trials, obtaining regulatory approvals and manufacturing and marketing medical devices. These competitors may be in a stronger position to respond quickly to new technologies and may be able to undertake more extensive marketing campaigns. Our failure to demonstrate the clinical efficacy and cost-effective advantages of our products over those of our competitors could adversely affect our business and results of operations.
Government Regulations

United States
      Our Pillar System received FDA 510(k) clearance in December 2002 for the treatment of socially disruptive snoring and was commercially introduced for snoring in April 2003. During the next 15 months we undertook clinical trials to substantiate the use of our Pillar System to treat patients suffering from mild to moderate OSA, and received 510(k) clearance in July 2004 for this expanded indication.
      Our Pillar System is regulated in the United States as a medical device by the FDA under the federal Food, Drug and Cosmetic Act, or FDC Act. Pursuant to the FDC Act, the FDA regulates the research, testing, manufacture, safety, labeling, storage, record keeping, advertising, distribution and production of medical devices in the United States. Noncompliance with applicable requirements can result in warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant pre-market approval for devices and criminal prosecution.

      Medical devices are classified into one of three classes, Class I, II or III, on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls (e.g., labeling and adherence to good manufacturing practices, or GMPs). Class II devices are subject to general controls and to special controls (e.g., performance standards, and pre-market notification). Generally, Class III devices are those which must receive premarket approval by the FDA to ensure their safety and effectiveness (e.g., life-sustaining, life-supporting and implantable devices, or new devices which have not been found substantially equivalent to legally marketed devices), and require clinical testing to ensure safety and effectiveness and FDA approval prior to marketing and distribution. The FDA also has the authority to require clinical testing of Class II devices.
      If human clinical trials of a device are required and if the device presents a “significant risk,” the manufacturer or the distributor of the device is required to file an investigational device exemption, or IDE, application with the FDA prior to commencing human clinical trials. The IDE application must be supported by data, typically including the results of animal and, possibly, mechanical safety testing. If the IDE application is approved by the FDA, human clinical trials may begin at a specified number of investigational sites with a maximum number of patients, as approved by the FDA. Sponsors of clinical trials are permitted to sell those devices distributed in the course of the study, provided such costs do not exceed recovery of the costs of manufacture, research, development and handling. The clinical trials must be conducted under the auspices of an independent institutional review board established pursuant to FDA regulations.
      The FDC Act provides two basic review procedures for medical devices. Certain products may qualify for a submission authorized by Section 510(k) of the FDC Act, where the manufacturer gives the FDA a pre-market notification of the manufacturer’s intention to commence marketing the product. The manufacturer must, among other things, establish that the product to be marketed is substantially equivalent to another legally marketed product. Marketing may commence when the FDA issues a letter finding substantial equivalence. If a medical device does not qualify for the 510(k) procedure, the manufacturer must file a pre-market approval, or PMA, application with the FDA. This procedure requires more extensive pre-filing testing than the 510(k) procedure and involves a significantly longer FDA review process.
      A PMA application must include extensive supporting data, including preclinical and clinical trial data, as well as credible scientific and/or medical literature to substantiate the safety and effectiveness of the device. Following receipt of a PMA application, if the FDA determines that the application is sufficiently complete to permit a substantive review, the FDA will “file” the application. Under the FDC Act, the FDA has 180 days to review a PMA application, although the review of such an application more often occurs over a protracted time period, and generally takes approximately two years or more from the date of filing to completion.
      The PMA application approval process can be expensive, uncertain and lengthy. A number of devices for which pre-market approval has been sought have never been approved for marketing. The review time is often significantly extended by the FDA, which may require more information or clarification of information already provided in the filing. During the review period, an advisory committee likely will be convened to review and evaluate the application and provide recommendations to the FDA as to whether the device should be approved. In addition, the FDA will inspect the manufacturing facility to ensure compliance with the FDA’s GMP requirements prior to approval of an application. If granted, the approval of the PMA application may include significant limitations on the indicated uses for which a product may be marketed.
      We are required to register as a medical device manufacturer and to list our products with the FDA. As part of such medical device manufacturer registrations, we are periodically inspected by the FDA both for compliance with the FDA’s GMPs, and with other applicable regulations. These regulations require us to manufacture our products and maintain our documents in a prescribed manner with respect to manufacturing, testing and quality control activities. Furthermore, we are required to comply with various FDA requirements for design, safety, advertising and labeling. The advertising of most FDA-regulated products is subject to both FDA and Federal Trade Commission jurisdiction.
      We are required to provide information to the FDA on death or serious injuries alleged to have been associated with the use of our medical devices, as well as product malfunctions that would likely cause or contribute to death or serious injury if the malfunction were to recur. In addition, the FDA prohibits an approved device from being marketed for unapproved applications. If the FDA believes that a company is not in compliance, it can institute proceedings to detain or seize products, issue a recall, enjoin future violations, and assess civil and criminal penalties against the company, its officers and its employees. Failure to comply with applicable FDA regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.
      Regulations regarding the manufacture and sale of our products are subject to change. We cannot predict what impact, if any, such changes might have on our business, financial condition or results of operations.

International
      We received CE Mark certification from the European Commission for the snoring indication and the OSA indication in May 2003 and December 2004, respectively. International sales of our products are subject to regulatory requirements that vary widely from country to country. The European Union has adopted rules which require that medical products receive the right to affix the CE Mark, an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. As part of the CE compliance, manufacturers are required to comply with the ISO series of quality systems standards.
      We plan to continue to leverage the FDA clearance and CE Mark certification for OSA and snoring indications in support of other regulatory filings outside the United States, and provide regulatory dossiers to international regulatory agencies, as required. Our Pillar System is currently approved for sale in the following countries in the Asia Pacific region: China, Singapore, Australia, South Korea, Hong Kong, the Philippines, Malaysia, Brunei, Thailand, Indonesia, Vietnam and Cambodia, and applications have been filed or are in process in several other countries in the region. Our Pillar System is also approved for sale in the following countries in the Middle East: Israel, Turkey, Bahrain, Qatar and the United Arab Emirates. Additional countries will be added to the registration process as distributors are selected. The regulatory review process varies from country to country, and we cannot provide assurance that such approvals will be obtained on a timely basis or at all.
Product Liability and Insurance
      The development, manufacture and sale of medical products entail significant risk of product liability claims and product failure claims. We have conducted relatively limited clinical trials and clinical studies to date, and we do not yet have, and will not have for a number of years, sufficient clinical data to allow us to measure the long-term risk of such claims with respect to our products. We face an inherent business risk of financial exposure to product liability claims in the event the use of our products results in personal injury or death. We also face the possibility that defects in the design or manufacture of our products might necessitate a product recall. Although, to date, we have not received any product liability claims nor have we had any recalls, there can be no assurance that we will not experience losses due to product liability claims or recalls in the future. We currently maintain product liability insurance with coverage limits of $5.0 million per occurrence and $5.0 million annually in the aggregate, although we do not have sufficient experience to confirm whether the coverage limits of our insurance policies will be adequate. Product liability insurance is expensive, may be difficult to obtain and may not be available in the future on acceptable terms, or at all. Any claims against us, regardless of their merit or eventual outcome, could have a material adverse effect upon our business, financial condition and results of operations.
Legal Proceedings
      We are not currently a party to any litigation and we are not aware of any pending or threatened litigation against us that could have a material adverse effect on our business, operating results or financial condition. The medical device industry in which we operate is characterized by frequent claims and litigation, including claims regarding patent and other intellectual property rights as well as improper hiring practices. As a result, we may be involved in various legal proceedings from time to time.
Employees
      As of March 31, 2006, we had a total of 58 employees, consisting of 25 employees in sales and marketing, five employees in research and development (including regulatory and clinical affairs), 16 employees in operations and quality assurance, and 12 employees in general and administrative functions. All of these employees are located in the United States.
      From time to time we also employ independent contractors, consultants and temporary employees to support our operations. None of our employees are subject to collective bargaining agreements. We have never experienced a work stoppage and believe that our relations with our employees are good.
Properties
      Our headquarters and manufacturing facilities in St. Paul, Minnesota comprise approximately 21,000 square feet of leased space. We lease a total of approximately 38,000 square feet, and sublease 18,239 square feet to two third-party tenants. The lease space includes furnished office space, a 4,000 square foot Class 100,000 clean room housing manufacturing, an integrated client-server computer network, an ISO 13485 compliant intranet-based quality and product development system, a fully equipped 2,000 square foot research and development wet laboratory, a fully equipped prototype machine shop and warehouse space. The lease agreement for our St. Paul facility expires in October 2010.

MANAGEMENT
Executive Officers and Directors
      The following table sets forth information regarding our executive officers, directors and director-nominees including their ages, as of March 31, 2006:

Name	Age	Position

J. Robert Paulson, Jr.	49	President, Chief Executive Officer and Director
Christopher R. Geyen	35	Chief Financial Officer
John J. Foster	45	Senior Vice President of Commercial Operations
Edward W. Numainville	55	Vice President of Clinical and Regulatory Affairs
Philip E. Radichel	62	Vice President of Quality and Information Systems
John P. Sopp	42	Vice President of Operations
Paul J. Buscemi, Ph.D.	59	Vice President of Research and Development
Mark B. Knudson, Ph.D.	57	Chairman and Director
Ashley L. Dombkowski, Ph.D.	35	Director
Luke Evnin, Ph.D.	42	Director
Stephen Kraus	29	Director
John Schulte	57	Director
Howard Liszt	59	Director-Nominee
Richard Nigon	57	Director-Nominee
      Dr. Knudson is a member of the audit committee. Mr. Schulte and Dr. Evnin are members of the compensation committee. Mr. Kraus is a member of the nominating and corporate governance committee. Mr. Liszt has agreed to serve as one of our directors effective immediately after the completion of this offering, as well as a member of the audit committee and the nominating and corporate governance committee. Mr. Nigon has agreed to serve as one of our directors effective immediately after the completion of this offering, as well as a member of the audit committee and the nominating and corporate governance committee.
      J. Robert Paulson, Jr. was appointed President, Chief Executive Officer and a director of our company in April 2005. Prior to joining us, Mr. Paulson served as Chief Financial Officer and Vice President of Marketing for Endocardial Solutions, Inc. from August 2002 until January 2005 when it was acquired by St. Jude Medical, Inc. From 2001 to June 2002, Mr. Paulson was the Senior Vice President and General Manager of the Auditory Division of Advanced Bionics Corporation, and between 1995 and 2001, Mr. Paulson served in various capacities at Medtronic, Inc., including Vice President and General Manager of the Surgical Navigation Technologies business unit; Vice President of Corporate Strategy and Planning; and Director of Corporate Development. Mr. Paulson currently serves on the board of directors of two publicly held medical device companies, MedicalCV Inc. and Vascular Solutions, Inc. Mr. Paulson received a Bachelor of Arts in Accounting, Economics and Political Science from Luther College; a Master of Business Administration from the University of St. Thomas and his J.D. from Vanderbilt University School of Law.
      Christopher R. Geyen was appointed Chief Financial Officer of our company in March 2006. Prior to joining us, Mr. Geyen served as Chief Financial Officer and Vice President for Acorn Cardiovascular, Inc. since 2003. From 1999 to 2003, Mr. Geyen was the Chief Financial Officer,

Vice President, Secretary and Treasurer of Urologix, Inc., where he also served as the Controller from 1998 to 1999. Previously, Mr. Geyen held positions as Controller at SurVivaLink Corporation and as a Senior Auditor for Ernst & Young, LLP. Mr. Geyen received a Bachelor of Arts in Business Administration and Accounting from the University of St. Thomas and is a Certified Public Accountant.
      John J. Foster has served as our Senior Vice President of Commercial Operations since June 2004. From 2001 through 2004, he was executive director at Hill-Rom, Inc. (formerly Advanced Respiratory), where he launched the company’s pulmonary medical device into new markets. Mr. Foster also served as director of marketing and of pharmaceutical business development and strategic planning with Medtronic, Inc. from 1995 to 2001. He received a Bachelor of Arts in history and business from Oral Roberts University and completed the University of Minnesota Executive Development program.
      Edward W. Numainville has served as our Vice President of Clinical and Regulatory Affairs since August 2002. Mr. Numainville served as Vice President Regulatory/ Clinical Affairs, and Quality Systems at Microvena Corporation from 1999 to 2002. Prior to that he held positions in regulatory affairs with Medtronic, Inc., and SIMS Deltec, Inc. (formerly Pharmacia Deltec, Inc.). Mr. Numainville received a Bachelor of Arts from Metropolitan State University.
      Philip E. Radichel has served as our Vice President of Quality and Information Systems since October 2005. From November 2002 to October 2005, Mr. Radichel was our Director of Quality Assurance and Information Systems. From February 2002 to November 2002 he was a Vice President at Venturi Development Inc. Mr. Radichel was also Systems Manager at Integ Incorporated from December 1996 to February 2002. Mr. Radichel received a Bachelor of Science in Electrical Engineering from the University of Minnesota.
      John P. Sopp has served as our Vice President of Operations since April 2004 and was our Director of Operations from December 2002 to March 2004. From February 2002 to November 2002, Mr. Sopp served as a Vice President of Venturi Development, Inc. From 1995 to 2001, he served as Production Manager and Senior Molding Engineer with Integ Incorporated. Prior to that he held a position with SIMS Deltec. He also held engineering positions at UFE Incorporated, a custom injection molding company, and General Dynamics. Mr. Sopp received a Bachelor of Science in Mechanical Engineering from the University of Minnesota and a Masters Degree in Manufacturing Systems from the University of St. Thomas.
      Paul J. Buscemi has served as our Vice President of Research and Development since joining us in October 2005. From 1998 to October 2005, Dr. Buscemi was Director of New Technology at Advanced BioSurfaces, Inc, where he designed and tested a novel minimally invasive implant to treat osteoarthritis of the knee. He also has served as a consultant to international biomedical firms including Medtronic, Upshire-Smith, Becton Dickenson and UpJohn Pharmaceuticals, as well as several entrepreneurial companies in the Twin Cities area involved in device design, coatings and drug delivery. Dr. Buscemi received a Bachelor of Arts in Physics and Applied Mathematics, a Master of Science in Material Science, and a Ph.D. in Bioengineering and Biomedical Science from the University of Florida, Gainesville.
      Mark B. Knudson has served as our Chairman and a director since our inception in 1999 and served as our President from inception in 1999 until 2002. He currently serves as President and Chief Executive Officer of EnteroMedics Inc., a company developing devices for application in the treatment of gastrointestinal disorders, where he has served since 2003. Since 1999 he has also served as President and Chief Executive Officer of Venturi Development Group, Inc. Dr. Knudson is currently a member of the board of directors of several privately held companies. Dr. Knudson received a Bachelor of Science degree from Pacific Lutheran University and a Ph.D. in Cardiovascular Physiology from Washington State University. Dr. Knudson was elected to membership in Sigma Xi, a scientific research honor society of North America in 1975. He is a fellow of the American Heart Association.

      Ashley L. Dombkowski has served as one of our directors since January 2004. She has served as a General Partner of MPM Capital, a lifescience venture capital firm, since 2000. Prior to joining MPM, Dr. Dombkowski was a Healthcare Equity Analyst covering biotech, medical device and pharmaceutical companies with Tiger Management, L.L.C., a diversified hedge fund. Prior to Tiger, Dr. Dombkowski was an Associate at Dresdner RCM Global Investors. Dr. Dombkowski is also a director of several privately held companies.
      Luke Evnin has served as one of our directors since June 2000. Dr. Evnin has served as a General Partner of MPM Capital, a life science venture capital firm, since 2000. Prior to joining MPM, Dr. Evnin served in several positions, including general partner at Accel Partners from 1991 to 1998. Dr. Evnin is also a director of two publicly-held biopharmaceutical companies, Oscient Pharmaceuticals Corporation and Metabasis Therapeutics, Inc. He is also a director of several privately held companies.
      Stephen Kraus has served as one of our directors since January 2004. He currently serves as a Director of the Ironwood Equity Fund, a small business investment corporation, where he has served since January 2003. Since January 2003, Mr. Kraus has also served as a consultant to Bessemer Venture Partners, pursuing selected healthcare technology investments for Bessemer Venture Partners. Prior to his engagement with Ironwood and Bessemer Venture Partners, Mr. Kraus was a consultant at Bain and Company starting in 1999.
      John Schulte has served as one of our directors since October 2001. He currently is President and Chief Executive Officer of The Spectranetics Corporation, a publicly-held manufacturer of single-use medical devices used in minimally-invasive surgical procedures within the cardiovascular system, where he has served since January 1, 2003. From October 1, 2001 to December 31, 2002, Mr. Schulte was Chief Executive Officer of Consensus Pharmaceuticals, Inc., a privately-held biotechnology company. Prior to that, Mr. Schulte served from November 1998 to October 2001 as President and Chief Executive Officer of Somnus Medical Technologies, Inc., a medical device company specializing in the design, development, manufacturing and marketing of minimally-invasive medical devices for the treatment of upper airway disorders. Mr. Schulte has served as a director of The Spectranetics Corporation since 1996.
      Howard Liszt has been nominated to become one of our directors effective upon the completion of this offering. From January 2000 to the present, Mr. Liszt has served as a senior fellow at the University of Minnesota. Prior to that, he was Chairman of the board of Coleman Natural Products from 1999 to 2002. Mr. Liszt also served as Chief Executive Officer of Campbell Mithun from 1994 to 2000. Mr. Liszt currently is a member of the board of Zomax Incorporated, a publicly held supply chain management company, and also serves on its audit and compensation committee.
      Richard Nigon has been nominated to become one of our directors effective upon the completion of this offering. Mr. Nigon has served as Executive Vice President and Director of Corporate Finance of Miller Johnson Steichen Kinnard, Inc., an investment banking firm, from February 2001 to the present. Prior to that, Mr. Nigon was Senior Vice President and Chief Financial Officer of Dantis, Inc. from January 2000 to February 2001. Mr. Nigon was a certified public accountant at Ernst & Young LLP from 1970 to February 2000 and served as partner from 1981 to 2000. Mr. Nigon currently is a member of the board of Vascular Solutions, Inc., a publicly held medical device company, and Compex Technologies, Inc., a publicly held company that provides home electrotherapy products. He also serves on the audit and compensation committees of both of these companies.
      There are no family relationships among any of our directors or our executive officers. Each executive officer is elected or appointed by, and serves at the discretion of, our board of directors.

Board of Directors
      Our board currently consists of six directors, all of whom were elected as directors pursuant to a voting agreement among us and our stockholders that is contained within our investors rights agreement. The provisions of the voting agreement will terminate upon the completion of the offering made by this prospectus. Dr. Knudson is currently Chairman of our board.
      Following this offering, our board of directors will consist of seven directors. Messrs. Liszt and Nigon have agreed to serve as directors effective immediately upon the completion of this offering, and Dr. Dombkowski has declared her intention to resign from the board effective immediately upon the completion of this offering. In addition, our amended and restated bylaws will provide that the authorized number of directors may be changed only by resolution of our board of directors.
Board Committees
      Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. Except for Dr. Knudson, all of the members of each of these standing committees are independent as defined under the rules of the Nasdaq National Market and, in the case of the audit committee, the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act.
      Audit Committee. Dr. Knudson currently serves on the audit committee, and will be joined by Messrs. Liszt and Nigon effective immediately after completion of this offering. Mr. Nigon is expected to be the chair of the audit committee and serve as the audit committee’s financial expert within the meaning of the regulations of the SEC and the rules of the Nasdaq National Market. The audit committee’s primary responsibilities include:

•	appointing, approving the compensation of, and assessing the qualifications and independence of our independent registered public accounting firm, which currently is KPMG LLP;

•	overseeing the work of our independent registered public accounting firm, including the receipt and assessment of reports from the independent auditor;

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statements;

•	monitoring our internal control over financial reporting, disclosure controls and procedures;

•	reviewing our risk management status;

•	establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our independent registered public accounting firm and management; and

•	monitoring compliance with the code of ethics for financial management.
      All audit and non-audit services must be approved in advance by the audit committee.

      Compensation Committee. Mr. Schulte and Dr. Evnin currently serve on the compensation committee. Mr. Schulte is the chair. The compensation committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;

•	determining the compensation of our chief executive officer;

•	reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our other executive officers;

•	overseeing an evaluation of our senior executives; and

•	overseeing and administering our cash and equity incentive plans.
      Nominating and Governance Committee. Mr. Kraus currently serves on the nominating and corporate governance committee and will be joined by Messrs. Liszt and Nigon effective immediately after completion of this offering. Mr. Kraus is the chair. The nominating and governance committee’s responsibilities include:

•	identifying individuals qualified to become members of our board of directors;

•	recommending to our board the persons to be nominated for election as directors and to each of our board’s committees;

•	reviewing and making recommendations to our board with respect to management succession planning;

•	developing, updating and recommending to our board corporate governance principles and policies;

•	overseeing the evaluation of our board; and

•	reviewing and making recommendations to our board with respect to director compensation.
Corporate Governance
      We believe that good corporate governance is important to ensure that, as a public company, we will be managed for the long-term benefit of our stockholders. In preparation for the offering being made by this prospectus, we and our board of directors have been reviewing the corporate governance policies and practices of other public companies, as well as those suggested by various authorities in corporate governance. We have also considered the provisions of the Sarbanes-Oxley Act and the rules of the SEC and Nasdaq National Market.
      Based on this review, our board of directors has taken steps to implement many of these provisions and rules. In particular, we have established and adopted charters for the audit committee, compensation committee and nominating and corporate governance committee, as well as a code of business conduct and ethics applicable to all of our directors, officers and employees.
Compensation Committee Interlocks and Insider Participation
      None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or its compensation committee. None of the current members of the compensation committee of our board has ever been one of our employees.

Director Compensation
      Effective as of the completion of this offering, each director who is not also one of our employees will receive a fee of $2,500 for each board meeting attended plus an additional fee of $500 for each meeting of the audit, compensation, and nominating and corporate governance committees attended.
      Non-employee directors also will be eligible to receive nonstatutory stock options under our equity incentive plans. Under our current director compensation arrangements, each non-employee director will receive an option to purchase 25,000 shares of our common stock after the completion of this offering and an option to purchase 12,500 shares of common stock contemporaneously with each annual stockholder meeting, commencing in 2007. The chairman of the board will receive an additional option to purchase 5,000 shares of our common stock after the completion of this offering when he assumes that role. The audit committee chair will receive an additional option to purchase 5,000 shares of our common stock after the completion of this offering when he initially joins the audit committee and an additional option to purchase 2,500 shares of our common stock contemporaneously with each annual stockholder meeting, commencing in 2007. Such options will vest in their entirety one year from the date of grant.
      We reimburse all of our non-employee directors for reasonable travel and other expenses incurred in attending board of directors and committee meetings. Any director who is also one of our employees receives no additional compensation for serving as a director.
Liability Limitations and Indemnification
      The following description is intended as a summary only and is qualified in its entirety by reference to our restated charter and amended and restated bylaws filed as exhibits to the registration statement, of which this prospectus forms a part, and to Delaware law. The description of liability limitations and indemnification reflects provisions of our restated charter and bylaws that will become effective upon the completion of this offering. We refer in this section to our restated charter as our charter and to our amended and restated bylaws as our bylaws.
      Our charter and bylaws limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts of omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.
      The limitations do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission.
      Our charter and bylaws provide that we will indemnify our directors and officers, and may indemnify other employees and agents, to the maximum extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of actions taken in his or her capacity as an officer, director, employee or agent, regardless of whether the bylaws would permit indemnification.

      At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under our charter or bylaws or the indemnification agreements we have entered into with our directors and officers, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
Executive Compensation
      The following table sets forth all compensation awarded to, earned by or paid for services rendered to us in all capacities during each of the last three fiscal years by our Chief Executive Officer and the other four most highly compensated executive officers whose salary and bonus earned in 2005 exceeded $100,000.
SUMMARY COMPENSATION TABLE

				Long-Term
				Compensation
				Awards

		Annual Compensation		Securities
				Underlying	All Other
Name and Principal Position	Fiscal Year	Salary	Bonus	Options(#)(1)	Compensation

J. Robert Paulson, Jr.(2)	2005	$181,891	$41,910	408,500	$6,338
President, Chief Executive Officer and Director
John J. Foster(3)	2005	$206,000	$39,002	—	$6,209
Senior Vice President of	2004	100,000	24,000	100,000	2,505
Commercial Operations
Philip E. Radichel	2005	$163,112	$23,179	2,500	$5,366
Vice President of Quality and	2004	153,804	—	2,500	1,630
Information Systems	2003	147,184	—	1,500	3,955
Edward W. Numainville	2005	$164,658	$23,399	—	$1,914
Vice President of Clinical and	2004	156,813	—	20,000	2,117
Regulatory Affairs	2003	149,350	—	—	6,411
Susan L. Critzer(4)	2005	$157,500	$—	—	$160,358	(6)
Former President and CEO	2004	315,000	—	176,000	2,632
	2003	315,000	—	37,500	6,731
Paula J. Norbom(5)	2005	$153,385	$21,795	—	$4,338
Former Vice President of	2004	73,091	10,875	72,500	1,511
Finance

(1)	Represents options granted pursuant to our 1999 Omnibus Stock Plan. The number of options shown have been adjusted to reflect the 1-for-2 reverse stock split which will occur before the completion of this offering.

(2)	Mr. Paulson joined us in April 2005.

(3)	Mr. Foster joined us in June 2004.

(4)	Ms. Critzer resigned as President and CEO in April 2005.

(5)	Ms. Norbom resigned as Vice President of Finance in March 2006.

(6)	Represents severance payments made pursuant to the terms of Ms. Critzer’s separation agreement dated August 13, 2004, as amended February 2, 2005.
Employment Contracts and Change in Control Agreements

J.	Robert Paulson, Jr. Employment and Change in Control Agreement
      On April 11, 2005, we entered into an employment and change in control agreement with Mr. Paulson, our Chief Executive Officer. The agreement does not provide a specific term for

Mr. Paulson’s employment; rather, Mr. Paulson’s employment with us is “at-will” and may be terminated at any time, with or without notice, for any or no reason, at either Mr. Paulson’s or our option. The agreement provides that Mr. Paulson will receive a base salary of $250,000. Mr. Paulson was also granted an option to purchase 408,500 shares of our common stock at an exercise price of $1.10 per share pursuant to his agreement. Pursuant to his agreement, Mr. Paulson is also entitled to participate in our Management Incentive Plan, which is adopted by our board of directors on an annual basis and currently provides that he may also earn a yearly performance bonus equal to 30% of his base salary that may be paid with a combination of cash and our common stock if the performance criteria set by our board of directors are met by him and the company. Mr. Paulson’s agreement provides that if he is terminated without cause (i.e., for reasons other than a willful and deliberate violations of duties or failures to carry out orders, an act of personal dishonesty intended to result in personal enrichment at our expense or willful and deliberate misconduct), he will receive six months’ base salary and six months of COBRA payments. Also, upon a change in control, 50% of the remaining unvested portion of his stock option will automatically vest. Further, if Mr. Paulson resigns for good reason (i.e., a material reduction in his responsibilities or base salary or a relocation to more than 40 miles from our current facility),  or if he is terminated without cause following our change in control, he will receive twelve months’ base salary, twelve months of continued group health coverage and any unvested portion of his stock options will automatically vest. Additionally, for so long as shares of our preferred stock remain outstanding, in the event of our change in control, Mr. Paulson will be entitled to receive a transaction bonus equal to four percent of the net proceeds payable to the holders of our stock, options or warrants in the transaction, but only if outstanding preferred stockholders receive at least one times their original purchase price for their shares in the transaction after payment of the transaction bonus. For purposes of Mr. Paulson’s employment agreement, our change in control includes, among other things, a change in beneficial ownership of our securities from the date of the agreement resulting in a new beneficial owner holding 50% or more of the combined voting power of our securities.

Christopher R. Geyen Employment and Change in Control Agreement
      On March 13, 2006, we entered into an employment and change in control agreement with Mr. Geyen, our Chief Financial Officer. The agreement does not provide a specific term for Mr. Geyen’s employment; rather, Mr. Geyen’s employment with us is “at-will” and may be terminated at any time, with or without notice, for any or no reason, at either Mr. Geyen’s or our option. The agreement provides that Mr. Geyen will receive a base salary of $185,000. Mr. Geyen also will be granted an option to purchase 100,000 shares of our common stock at an exercise price equal to fair market value on the date of grant pursuant to his agreement, plus an additional stock option grant after the completion of this offering to bring his ownership percentage up to nine-tenths of one percent on a fully diluted basis. Pursuant to his agreement, Mr. Geyen is also entitled to participate in our Management Incentive Plan, which is adopted by our board of directors on an annual basis and currently provides for a yearly performance bonus target of 22% of his base salary that may be paid with a combination of cash and our common stock if the performance criteria set by our board of directors are met by him and the company. Mr. Geyen’s agreement provides that if he is terminated without cause (i.e., for reasons other than a willful and deliberate violations of duties or failures to carry out orders, an act of personal dishonesty intended to result in personal enrichment at our expense or willful and deliberate misconduct), he will receive six months’ base salary and six months of COBRA payments. Also, upon a change in control, 50% of the remaining unvested portion of his stock options will automatically vest. If a change of control occurs before the earlier of the completion of this offering or the next round of financing for the company, Mr. Geyen will receive a transaction bonus of $150,000. Further, if Mr. Geyen resigns for good reason (i.e., a material reduction in his responsibilities or base salary or a relocation to more than 40 miles from our current facility), or if he is terminated without cause following our change in control, he will receive twelve months’ base salary, twelve months of continued group health coverage and any unvested portion of his stock option will automatically vest. Additionally, for so long as shares of our preferred stock remain outstanding, in the event of our change in control, Mr. Geyen will be entitled to receive a transaction bonus equal to nine-tenths of one percent of the net proceeds payable to the holders of our stock, options or warrants in the transaction, but only if outstanding preferred stockholders receive at least one times their original purchase price for their shares in the transaction after payment of the transaction bonus. For purposes of Mr. Geyen’s employment agreement, our change in control includes, among other things, a change in beneficial ownership of our securities from the date of the agreement resulting in a new beneficial owner holding 50% or more of the combined voting power of our securities.

John J. Foster Change in Control Agreement
      On March 13, 2006, we entered into a change in control agreement with Mr. Foster, our Senior Vice President of Commercial Operations. The agreement does not provide a specific term for Mr. Foster’s employment; rather, Mr. Foster’s employment with us is “at-will” and may be terminated at any time, with or without notice, for any or no reason, at either Mr. Foster’s or our option. The agreement provides that Mr. Foster will receive a base salary of $214,240. Pursuant to his agreement, Mr. Foster is also entitled to participate in our Management Incentive Plan, which is adopted by our board of directors on an annual basis and currently provides that he may also earn a yearly performance bonus of up to 25% of his base salary that may be paid with a combination of cash and our common stock if the performance criteria set by our board of directors are met by him and the company. Mr. Foster’s agreement provides that if he is terminated without cause (i.e., for reasons other than a willful and deliberate violations of duties or failures to carry out orders, an act of personal dishonesty intended to result in personal enrichment at our expense or willful and deliberate misconduct), he will receive six months’ base salary and six months of COBRA payments. Further, if Mr. Foster resigns for good reason (i.e., a material reduction in his responsibilities or base salary or a relocation to more than 40 miles from our current facility), or if he is terminated without cause following our change in control, he will receive twelve months’ base salary and twelve months of continued group health coverage. For purposes of Mr. Foster’s employment agreement, our change in control includes, among other things, a change in beneficial ownership of our securities from the date of the agreement resulting in a new beneficial owner holding 50% or more of the combined voting power of our securities.

Edward W. Numainville Change in Control Agreement
      On December 19, 2002, we entered into a change in control agreement with Mr. Numainville, our Vice President of Clinical and Regulatory Affairs. The agreement was amended in April 2004 to provide that the term of the agreement will extend through December 31, 2006. The agreement provides that Mr. Numainville’s employment with us is at-will and may be terminated at any time with or without notice, for any or no reason, at either Mr. Numainville’s or our option. The agreement provides that if Mr. Numainville resigns for good reason (i.e., a change in Mr. Numainville’s responsibilities resulting in a reduction in employment status, an unreasonable reduction in base salary after the change in control or a relocation to more than 100 miles from Mr. Numainville’s residence at the time of the agreement) or if he is terminated without cause (i.e., for reasons other than a willful and deliberate violations of duties or failures to carry out orders, an act of personal dishonesty intended to result in personal enrichment at our expense, willful and deliberate misconduct) following our change in control, then he will receive twelve months’ salary, including any pro-rated bonus to which he is entitled, along with twelve months of continued group health coverage, with the last six months of salary payments to be reduced by the amount of other employment income earned by Mr. Numainville during that time. For purposes of

Mr. Numainville’s agreement, our change in control includes, among other things, a change in beneficial ownership of our securities resulting in a new beneficial owner holding 20% or more of the combined voting power of our securities.
Stock Options
      The following table summarizes stock options granted to the executive officers named in the Summary Compensation Table above during our fiscal year ended December 31, 2005.
Option Grants in Fiscal Year 2005

Individual Grants(1)

		% of Total			Potential Realizable Value at
	Number of	Options			Assumed Annual Rates of
	Securities	Granted to			Stock Price Appreciation for
	Underlying	Employees	Exercise		Option Term(4)
	Options	in Fiscal	Price Per	Expiration
Name	Granted	Year(2)	Share(3)	Date	5%	10%

J. Robert Paulson, Jr.	408,500	69.9%	$1.10	04/11/2015	$6,204,685	$10,146,088
John J. Foster	—	—	—	—
Philip E. Radichel	2,500	0.4%	$1.10	01/01/2015	$37,972	$62,094
Edward W. Numainville	—	—	—	—
Susan L. Critzer	—	—	—	—
Paula J. Norbom	—	—	—	—

(1)	Each option represents the right to purchase one share of common stock. The options shown in this column are all incentive stock options granted pursuant to our 1999 Omnibus Stock Plan. The options vest according to the following schedule: 25% on the first anniversary date of the option grant and in equal monthly installments thereafter over the next three years. Each option grant allows the individual to acquire shares of our common stock at a fixed price per share over a ten year period of time. To the extent not already exercisable, the options generally become exercisable in the event of a change of control. The number of options shown has been adjusted to reflect the 1-for-2 reverse stock split which will occur before the completion of this offering.

(2)	In 2005, we granted employees options to purchase an aggregate of 584,700 shares of common stock.

(3)	The exercise price may be paid in cash, by check or by money order. The exercise price shown has been adjusted to reflect the 1-for-2 reverse stock split which will occur before the completion of this offering.

(4)	There was no public market for our common stock as of December 31, 2005. “Potential Realizable Value” has been determined assuming a fair market value equal to $10.00 per share (the mid-point of the initial public offering price range reflected on the cover of this prospectus). The compounding assumes a ten year exercise period for all option grants. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices. These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.

     The following table sets forth certain information concerning the number and value of unexercised stock options held by the executive officers named in the Summary Compensation Table above as of December 31, 2005. There were no stock options exercised by such officers during fiscal year 2005.
Aggregated Value of Options Held at December 31, 2005

	Number of Unexercised		Value of Unexercised
	Options Held at		In-the-Money Options Held
	December 31, 2005(1)		at December 31, 2005(2)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

J. Robert Paulson, Jr.	—	408,500	$—	$3,635,650
John J. Foster	35,415	64,585	$315,194	$574,807
Philip E. Radichel	8,709	4,240	$77,510	$37,736
Edward W. Numainville	30,334	12,917	$269,973	$114,961
Susan L. Critzer	251,000	—	$2,233,900	$—
Paula J. Norbom	25,675	46,825	$228,508	$416,743

(1)	The number of shares and options shown has been adjusted to reflect the 1-for-2 reverse stock split which will occur before the completion of this offering.

(2)	There was no public market for our common stock as of December 31, 2005. “Value” has been determined by multiplying the number of shares underlying the options by the difference between an assumed initial public offering price of $10.00 per share (the mid-point of the initial public offering price range reflected on the cover of this prospectus) and the per share option exercise price.
Employee Benefit Plans

1999 Omnibus Stock Plan
      Our 1999 Omnibus Stock Plan, which we refer to as our 1999 plan, was adopted in November 1999. Our stockholders have approved an amendment to the 1999 Plan to be effective upon the completion of this offering, whereby the number of shares of common stock authorized for issuance under the 1999 Plan will be 3,325,000 shares. As of March 31, 2006, options to purchase an aggregate of 1,384,698 shares of common stock were outstanding under the 1999 plan and an aggregate of 105,926 shares of common stock had been issued upon the exercise of stock options under the 1999 plan. Any options granted under the 1999 plan that expire or are terminated prior to exercise and any shares of common stock that were purchased by exercise of options granted under the 1999 plan and that we repurchase will be eligible for issuance under the 1999 plan.
      The 1999 plan provides for the grant of incentive stock options and nonstatutory stock options. Our officers, employees, directors, consultants, independent directors and affiliates are eligible to receive options under the 1999 plan; however, incentive stock options may only be granted to our employees.
      Our board of directors administers the 1999 plan, although it may delegate its authority to a committee. Our board of directors, or a committee to which it has delegated its authority, may select the recipients of options and determine, subject to any limitations in the 1999 plan:

•	the number of shares of common stock covered by options and the dates upon which those options become exercisable;

•	the exercise prices of options;

•	the duration of options; and

•	the methods of payment of the exercise price.

      Certain option agreements issued pursuant to the 1999 Plan provide that upon the occurrence of a change in control event (as defined in the option agreements under the 1999 plan), 50% of the unvested options outstanding as of the date of the change of control event will become immediately exercisable. We have also entered into certain option agreements that provide that upon the occurrence of a change in control event (as defined in the option agreements under the 1999 plan), 100% of the unvested options outstanding as of the date of the change of control event will become immediately exercisable.
      Our board of directors may amend, modify or terminate any outstanding award, only with the consent of the holder, unless our board determines that the amendment, modification or termination would not materially and adversely affect the holder. Our board of directors may at any time amend, suspend or terminate the 1999 plan, except that, to the extent determined by our board, no amendment requiring stockholder approval under any applicable legal, regulatory or listing requirement will become effective until the requisite stockholder approval is obtained.

Executive Compensation Plan
      In November 2002 our board adopted an executive compensation plan for executive officers that eliminates dependent contribution for medical and dental coverage and provides for supervisor approved paid-time-off, the use of a company cell phone and medical and dental compensation for expenses that are not covered by our standard medical and dental health plans. Our board administers the executive compensation plan.

2005 Management Incentive Plan
      For our fiscal year ending December 31, 2005, we adopted a management incentive plan for our executive and senior officers that provides an annual bonus payout in cash and/or stock based on certain metrics set forth in the plan. Our board will determine the bonus, based principally upon achievement of business volume targets, increased operating profitability and achievement of individual management-by-objective metrics.

401(k) Plan
      Our retirement plan, which we refer to as the 401(k) plan, is qualified under Section 401 of the Internal Revenue Code, and provides retirement benefits to all full-time employees. Eligible employees may elect to reduce their current compensation by an amount no greater than the statutorily prescribed annual limit and may have that amount contributed to the 401(k) plan. Matching contributions may be made to the 401(k) plan at the discretion of our board. To date, we have not made any contributions to the 401(k) plan.

PRINCIPAL STOCKHOLDERS
      The following table sets forth information with respect to the beneficial ownership of our common stock as of March 31, 2006 for:

•	each beneficial owner of more than 5% of our outstanding common stock;

•	each of our executive officers, directors and director-nominees; and

•	all of our executive officers, directors and director-nominees as a group.
      Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options, warrants or other convertible securities that are immediately exercisable or exercisable within 60 days after March 31, 2006. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.
      Percentage ownership calculations for beneficial ownership prior to this offering are based on 11,251,225 shares outstanding, on an as-if converted, post-split basis, as of March 31, 2006. Percentage ownership calculations for beneficial ownership after this offering also include the 4,000,000 shares we are offering hereby. Except as otherwise indicated in the table below, addresses of named beneficial owners are in care of Restore Medical, Inc., 2800 Patton Road, St. Paul, Minnesota 55113.

					Beneficial Ownership
	Beneficial Ownership Prior to Offering				After Offering

	Outstanding	Right to	Shares Beneficially		Shares Beneficially
	Shares	Acquire Within	Owned		Owned
Name and Address of	Beneficially	60 Days After
Beneficial Owner	Owned	March 31, 2006	Number	Percentage	Number	Percentage

5% Stockholders:

MPM Asset Management II LLC(1)	3,979,083	456,006	4,435,089	39.4%	4,435,089	29.1%
601 Gateway Blvd., Ste. 350
So. San Francisco, CA 94080

Venturi I, LLC(2)	1,560,141	42,165	1,602,306	14.2	1,602,306	10.5
c/o EnteroMedics Inc.
2800 Patton Road
St. Paul, MN 55113

Bessemer Venture Partners(3)	1,379,308	—	1,379,308	12.3	1,379,308	9.0
Bessemer Venture Partners
1865 Palmer Ave., Ste. 104
Larchmont, NY 10538

State Street Bank & Trust as Trustee for DuPont Pension Trust	890,288	—	890,288	7.9	890,288	5.8
Dupont Capital Management
Delaware Corporate Center
One Righter Pkwy., Ste. 3200
Wilmington, DE 19803

TH Lee Putnam Investment Trust — TH Lee, Putnam Emerging Opportunities Portfolio(4)	862,069	—	862,069	7.7	862,069	5.7
Putnam Investments
1 Post Office Square
Boston, MA 02109

General Electric Pension Trust(5)	862,068	—	862,068	7.7	862,068	5.7
GE Asset Management
3003 Summer Street
Stamford, CT 06905

					Beneficial Ownership
	Beneficial Ownership Prior to Offering				After Offering

	Outstanding	Right to	Shares Beneficially		Shares Beneficially
	Shares	Acquire Within	Owned		Owned
Name and Address of	Beneficially	60 Days After
Beneficial Owner	Owned	March 31, 2006	Number	Percentage	Number	Percentage

Executive Officers, Directors and Director-Nominees:
J. Robert Paulson, Jr.(6)	—	110,634	110,634	*	110,634	*
Christopher R. Geyen	—	—	—	*	—	*
John J. Foster(7)	—	45,830	45,830	*	45,830	*
Edward W. Numainville(8)	—	32,417	32,417	*	32,417	*
Phillip E. Radichel(9)	7,700	9,990	17,690	*	17,690	*
John P. Sopp(10)	—	24,357	24,357	*	24,357	*
Paul J. Buscemi	—	—	—	*	—	*
Mark B. Knudson(11)	1,567,326	40,410	1,607,736	14.2	1,607,736	10.5
Ashley L. Dombkowski	—	—	—	*	—	*
Luke Evnin(12)	3,979,083	456,006	4,435,089	39.4	4,435,089	29.1
Stephen Kraus	—	—	—	*	—	*
John Schulte(13)	—	30,000	30,000	*	30,000	*
Howard Liszt	—	—	—	*	—	*
Richard Nigon	—	—	—	*	—	*
All executive officers, directors and director-nominees as a group (14 persons)(14)	5,554,109	749,644	6,303,753	52.5	6,303,753	39.4

*	Represents beneficial ownership of less than 1%.

(1)	Consists of 295,645 shares and warrants to purchase 33,880 shares held by MPM BioVentures II, L.P.; 2,678,721 shares and warrants to purchase 306,986 shares held by MPM BioVentures II-QP, L.P.; 943,043 shares and warrants to purchase 108,073 shares held by MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG and 61,674 shares and warrants to purchase 7,067 shares held by MPM Asset Management Investors 2000 B LLC. MPM BioVentures II, L.P., MPM BioVentures II-QP, L.P., MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG and MPM Asset Management Investors 2000 B LLC are affiliates of MPM Asset Management II LLC. MPM II L.P. and MPM II LLC are the direct and indirect general partners of MPM BioVentures II, L.P., MPM BioVentures II-QP L.P. and MPM BioVentures GmbH & Co. Parallel-Beteilingungs KG. Ansbert Gadicke, Nicholas Galakatos, Michael Steinmetz, Kurt Wheeler and Luke Evnin, one of the members of our board of directors, are investment managers of MPM II LLC and MPM Asset Management Investors 2000 B LLC, and therefore hold shared voting and/or dispositive power over the shares held by MPM BioVentures II, L.P., MPM BioVentures II-QP, L.P., MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG and MPM Asset Management Investors 2000 B LLC. Each of these investment managers disclaims beneficial ownership of the shares owned by MPM Asset Management II LLC and its affiliates except to the extent of their proportionate pecuniary interest therein.

(2)	Consists of 1,560,141 shares and warrants to purchase 42,165 shares. Mark B. Knudson, the chairman of our board of directors, holds voting and/or dispositive power over the shares held by Venturi I, LLC. Dr. Knudson disclaims beneficial ownership of the shares held by Venturi I, LLC except to the extent of his pecuniary interest therein.

(3)	Consists of 1,018,966 shares held by Bessemer Venture Partners VI, L.P.; 343,102 shares held by Bessemer Venture Partners Co-Investment L.P. and 17,240 shares held by Bessemer Venture Partners VI Institutional L.P. Robin S. Chandra, David J. Cowan, J. Edmund Colloton, Robert P. Goodman and Robert M. Stavis are the Executive Managers of Deer VI & Co. LLC, the general partner of these funds and have shared voting and investment authority over these shares.

(4)	TH Lee, Putnam Capital Management, LLC, the investment advisor to TH Lee Putnam Investment Trust — TH Lee, Putnam Emerging Opportunities Portfolio, holds voting and/or dispositive power over the shares held by TH Lee Putnam Investment Trust — TH Lee, Putnam Emerging Opportunities Portfolio.

(5)	GE Asset Management Incorporated, a registered investment advisor and wholly-owned subsidiary of General Electric Company, holds voting and/or dispositive power over the shares held by General Electric Pension Trust. General Electric Company disclaims beneficial ownership of the shares held by General Electric Pension Trust.

(6)	Consists of options to purchase 110,634 shares that are currently exercisable or exercisable within 60 days of March 31, 2006.

(7)	Consists of options to purchase 45,830 shares that are currently exercisable or exercisable within 60 days of March 31, 2006.

(8)	Consists of options to purchase 32,417 shares that are currently exercisable or exercisable within 60 days of March 31, 2006.

(9)	Consists of 7,700 shares owned by Mr. Radichel and options to purchase 9,990 shares that are currently exercisable or exercisable within 60 days of March 31, 2006.

(10)	Consists of options to purchase 24,357 shares that are currently exercisable or exercisable within 60 days of March 31, 2006.

(11)	Consists of 7,185 shares, warrants to purchase 410 shares and options owned by Dr. Knudson to purchase 40,000 shares that are currently exercisable or exercisable within 60 days of March 31, 2006. Also consists of the 1,560,141 shares and warrants to purchase 42,165 shares owned by Venturi I, LLC. See footnote (2). Dr. Knudson, the chairman of our board of directors, holds voting and/or dispositive power over the shares held by Venturi I, LLC. Dr. Knudson disclaims beneficial ownership of the shares owned by Venturi I LLC except to the extent of his proportionate pecuniary interest therein.

(12)	Consists of 3,979,083 shares and warrants to purchase 456,006 shares owned by MPM Capital Funds. See Footnote (1). As described in footnote (1), Dr. Evnin, one of the members of our board of directors, holds shared voting and/or dispositive power over the shares held by MPM BioVentures II, L.P., MPM BioVentures II-QP, L.P., MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG and MPM Asset Management Investors 2000 B LLC. Dr. Evnin disclaims beneficial ownership of the shares owned by the MPM Capital funds except to the extent of his proportionate pecuniary interest therein.

(13)	Consists of options to purchase 30,000 shares that are currently exercisable or exercisable within 60 days of March 31, 2006.

(14)	See footnotes (6)-(13). Includes 749,644 shares of common stock issuable upon exercise of options and warrants currently exercisable or exercisable within 60 days of March 31, 2006.

RELATED-PARTY TRANSACTIONS
      Since January 1, 2003, we have entered into the following transactions with our directors, director-nominees, officers and holders of more than five percent of our voting securities and affiliates of our directors, director-nominees, officers and five percent stockholders.
Sublease Agreement
      On October 1, 2005, we entered into a sublease agreement with EnteroMedics, Inc, pursuant to which we sublease to EnteroMedics approximately 7,930 square feet of office space (and approximately 6,268 square feet of common space) in our facility in St. Paul. The total annual payments to be made to us under the lease are approximately $92,000. Mark B. Knudson, the chairman of our board of directors, is the President and Chief Executive Officer and a director of EnteroMedics.
Registration Rights
      We have granted registration rights to the holders of our preferred stock and to certain holders of warrants to purchase our preferred stock, pursuant to the terms of an investor rights agreement. Upon the completion of this offering, all of the outstanding shares of our preferred stock, including shares issuable upon exercise of outstanding warrants to purchase preferred stock, will automatically convert into a total of 10,730,462 shares of our common stock and the holders of these shares will have the right to require us to register these shares, together with other shares of common stock they hold, under the Securities Act under specific circumstances. As of the date of this prospectus, the holders of preferred stock, including shares issuable upon exercise of outstanding warrants to purchase preferred stock, held an aggregate of 15,497,955 shares of preferred stock and therefore will hold a total of 10,730,462 registrable shares upon completion of this offering. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. The following related parties have registration rights:

Number of
Name of Stockholder	Registrable Shares

Mark B. Knudson	7,185
Venturi I, LLC(1)	810,141
MPM BioVentures II, L.P.(2)	306,319
MPM BioVentures II-QP, L.P.(2)	2,775,444
MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG(2)	977,093
MPM Asset Management Investors 2000 B LLC(2)	63,900
Bessemer Venture Partners VI L.P.(3)	1,018,966
Bessemer Venture Partners Co-Investment L.P.(3)	343,102
Bessemer Venture Partners VI Institutional L.P.(3)	17,240
State Street Bank & Trust as Trustee for DuPont Pension Trust	890,288
TH Lee Putnam Investment Trust — TH Lee, Putnam Emerging Opportunities Portfolio	862,069
General Electric Pension Trust	862,068

Total:	8,933,815

(1)	Mark B. Knudson, the chairman of our board of directors, is also the President and Chief Executive Officer of Venturi I, LLC.

(2)	Luke B. Evnin, a member of our board of directors, is a general partner of MPM Capital and Ashley L. Dombkowski, a member of our board of directors, is a general partner of MPM Capital.

(3)	Stephen Kraus, a member of our board of directors, serves as a consultant to Bessemer Venture Partners.

Securities Issued to Insiders
      The following summarizes purchases of our securities since January 1, 2003 by our executive officers, directors and holders of more than 5% of our common stock other than compensatory arrangements.

2003 Bridge Loan
      On June 16, 2003, we entered into an 8.00% Bridge Loan Agreement (2003 Bridge Agreement) with nine individuals and entities, including MPM Capital and Mark B. Knudson. During 2003, we issued promissory notes totaling $5,374,462 (2003 Bridge Notes) pursuant to the 2003 Bridge Agreement. Prior to that, on October 31, 2002, we issued a convertible promissory note to Venturi I, LLC in the amount of $675,000. Mark B. Knudson, the chairman of our board of directors, is a director and the president of Venturi I. All outstanding principal and accrued interest under the Venturi Note and the 2003 Bridge Notes converted into our Series C-1 preferred stock on January 28, 2004.
      The 2003 Bridge Notes were issued with detachable warrants to acquire 112,000 shares of our common stock at $1.10 per share. On December 9, 2003 we issued warrants to purchase 223,957 shares of our common stock to the parties holding 2003 Bridge Notes resulting in a total of 335,957 common stock warrants. The 223,957 additional warrants were issued in connection with an amendment to our 2003 Bridge Notes that eliminated the contingent beneficial conversion feature and amended the price of the previously issued warrants from $1.10 to $0.02 per share.
      Of the $5,374,462 of 2003 Bridge Notes and 335,957 common stock warrants sold pursuant to the 2003 Bridge Agreement, $5,006,520 of the 2003 Bridge Notes and 312,743 common stock warrants were sold to the following officers, directors and holders of more than five percent of our voting securities:

	Amount of 2003	Number of Common
Name	Bridge Notes	Stock Warrants

MPM Capital(1)	$5,000,000	312,333
Mark B. Knudson	$6,520	410

(1)	Consists of a $371,500 convertible promissory note and 23,206 common stock warrants held by MPM BioVentures II, L.P., a $3,366,000 convertible promissory note and 210,263 common stock warrants held by MPM BioVentures II-QP, L.P., a $1,185,000 convertible promissory note and 74,023 common stock warrants held by MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG and a $77,500 convertible promissory note and 4,841 common stock warrants held by MPM Asset Management Investors 2000 B LLC. Luke B. Evnin, a member of our board of directors, is a general partner of MPM Capital and Ashley L. Dombkowski, a member of our board of directors, is a general partner of MPM Capital.

Series C and Series C-1 preferred stock
      On January 28, 2004, we entered into an agreement with 20 individuals and entities, including Mark B. Knudson, Venturi I, LLC, MPM Capital, Bessemer Venture Partners, TH Lee Putnam Investment Trust, General Electric Pension Trust and DuPont Pension Trust, to sell, in a private placement, an aggregate of 7,615,675 shares of our Series C preferred stock and an aggregate of 2,498,833 shares of our Series C-1 preferred stock. The total aggregate offering price for this sale was $26,500,011. All shares of our Series C and Series C-1 preferred stock will be automatically converted into 7,614,930 shares of our common stock upon completion of this offering.

      Of the 7,615,675 shares of Series C and 2,498,833 shares of Series C-1 preferred stock sold pursuant to the Series C financing, 6,068,017 shares of Series C and 2,347,852 shares of Series C-1 preferred stock were sold to the following related parties:

Name	Series C Shares	Series C-1 Shares	Purchase Price(1)

Mark B. Knudson	—	2,671	$6,998
MPM Capital(2)	763,359	2,048,731	$7,367,676
Venturi I, LLC(3)	—	296,450	$776,699
Bessemer Venture Partners VI, L.P.(4)(5)	1,832,060	—	$4,799,997
TH Lee Putnam Investment Trust	1,145,039	—	$3,000,002
General Electric Pension Trust	1,145,038	—	$3,000,000
DuPont Pension Trust	1,182,521	—	$3,098,205

(1)	Of the aggregate $22,049,577 purchase price paid by related parties, an aggregate amount of $6,151,373 was paid by converting all of the outstanding promissory notes that were convertible into our Series C-1 preferred stock.

(2)	Consists of 56,718 shares of Series C preferred stock and 152,220 shares of Series C-1 preferred stock held by MPM BioVentures II, L.P., 513,893 shares of Series C preferred stock and 1,379,207 shares of Series C-1 preferred stock held by MPM BioVentures II-QP, L.P., 180,916 shares of Series C preferred stock and 485,549 shares of Series C-1 preferred stock held by MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG and 11,832 shares of Series C preferred stock and 31,755 shares of Series C-1 preferred stock held by MPM Asset Management Investors 2000 B LLC. Luke B. Evnin, a member of our board of directors, is a general partner of MPM Capital and Ashley L. Dombkowski, a member of our board of directors, is a general partner of MPM Capital.

(3)	Mark B. Knudson, the chairman of our board of directors, is also the President and Chief Executive Officer of Venturi I, LLC.

(4)	Stephen Kraus, a member of our board of directors, serves as a consultant to Bessemer Venture Partners.

(5)	Following the Series C and C-1 financing, Bessemer Venture Partners VI, L.P. transferred its holdings such that 1,353,436 shares of Series C preferred stock are held by Bessemer Venture Partners VI, L.P.; 455,724 shares of Series C preferred stock are held by Bessemer Venture Partners Co-Investment L.P. and 22,900 shares of Series C preferred stock are held by Bessemer Venture Partners VI Institutional L.P.
     On January 28, 2004, in connection with our Series C and Series C-1 preferred stock financing we issued an aggregate of 238,545 warrants to purchase our Series C-1 preferred stock to Comerica Bank and MPM Capital, which replaced the warrants to purchase our Series B preferred stock that were issued on March 12, 2003 and the warrants to purchase our Series B preferred stock issued December 19, 2002. Of the 238,545 warrants to purchase Series C-1 preferred stock that were issued, 14,178 are held by MPM BioVentures II, L.P., 128,472 are held by MPM BioVentures II-QP, L.P., 45,228 are held by MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG and 2,957 are held by MPM Asset Management Investors 2000 B LLC.

Additional Security Issuances
      In addition to the transaction set forth above, we have also entered in the following transactions with our officers, directors and holders of more than five percent of our voting securities:

•	On March 12, 2003, we issued 66,667 warrants for our Series B preferred stock to MPM Capital as consideration for a related party’s guarantee of a $2,500,000 loan to us from Comerica. These warrants were replaced by the warrants for Series C-1 preferred stock issued on January 28, 2004.

•	On June 12, 2003, we issued warrants to purchase 14,040 shares of our common stock to Venturi I, LLC in exchange for an amendment to the promissory note issued by us to Venturi I, LLC in the amount of $675,000 on October 31, 2002.

•	On December 9, 2003, the promissory note originally issued by us to Venturi I, LLC on October 31, 2002 was amended to eliminate the beneficial conversion feature and change the interest rate from 8% to 12% retroactive to the original issuance date and extend the maturity date to December 31, 2003. In connection with this amendment, on December 9, 2003, we also issued 28,125 additional common stock warrants to Venturi I, LLC resulting in an amended warrant to purchase a total of 42,165 shares of our common stock. In addition, the exercise price of the amended warrant changed from $1.10 to $0.02 per share.
Indemnification Agreements
      We expect to enter into indemnification agreements with each of our directors and executive officers. Each indemnification agreement provides that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director, officer, employee or agent, provided that he or she acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. If the claim is brought by us or on our behalf, we will not be obligated to indemnify the director or executive officer if he or she is found liable to us, unless the court determines that, despite the adjudication of liability, in view of all the circumstances of the case the director is fairly and reasonably entitled to indemnity. In the event that we do not assume the defense of a claim against our director or executive officer, we are required to advance his or her expenses in connection with his or her defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us.
Consulting Agreement
      Effective January 1, 2002, we entered into a consulting agreement with Venturi Development, Inc., or VDI. The consulting agreement provided for the consultants to receive compensation, in the form of cash for services provided. The total cash payments in 2003 were $444,765. This consulting agreement terminated in 2003 and we made no payments to VDI in 2004 and 2005. The majority of the consulting services provided by VDI were recorded as research and development and clinical and regulatory expenses. Mark B. Knudson, Ph.D., the chairman of our board of directors, is the president and chief executive officer and a director of VDI.
Equipment Use and Maintenance Fees
      In the past, we have paid Venturi I, LLC a monthly service fee for the use and maintenance of certain equipment. Total fees paid in 2003, 2004 and 2005 were $64,704, $12,000 and $0, respectively. Mark B. Knudson, Ph.D., the chairman of our board of directors, is the president and chief executive officer of Venturi I, LLC.
Director and Executive Compensation
      Please see “Management — Director Compensation” and “— Executive Compensation” for information regarding the compensation of our non-employee directors and executive officers.

DESCRIPTION OF CAPITAL STOCK
General
      The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated charter and amended and restated bylaws filed as exhibits to the registration statement of which this prospectus forms a part and to Delaware law. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur prior to or upon the completion of this offering. We refer in this section to our amended and restated charter as our charter and our amended and restated bylaws as our bylaws.
      Upon consummation of this offering, our authorized capital stock will consist of 50,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, all of which preferred stock will be undesignated.
      As of March 31, 2006, we had issued and outstanding:

•	855,926 shares of common stock, held by 25 holders of record;

•	750,000 shares of Series A convertible preferred stock, held by one holder of record;

•	4,185,411 shares of Series B convertible preferred stock, held by 11 holders of record;

•	7,615,675 shares of Series C convertible preferred stock, held by 15 holders of record; and

•	2,498,833 shares of Series C-1 convertible preferred stock, held by 10 holders of record.
      Upon the completion of this offering, all of the outstanding shares of our preferred stock will automatically convert into a total of 10,395,299 shares (on a post-split basis) of our common stock and there will be no preferred stock outstanding. Approximately 15,251,225 shares of our common stock will be outstanding immediately after this offering on a post-split basis, assuming no exercise by the underwriters of their over-allotment option. This number excludes 768,680 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2006, on an as-if converted basis and at a weighted average exercise price of $1.60 per share; 1,384,698 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2006, at a weighted average exercise price of $1.09 per share; and 1,834,372 shares of common stock expected to be available for future issuance under our stock incentive plans upon completion of this offering.
Common Stock
      The holders of our common stock are generally entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.
      In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights.
      The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock
      Our charter provides that we may issue up to 5,000,000 shares of preferred stock in one or more series as may be determined by our board of directors. Our board has broad discretionary authority with respect to the rights of any new series of preferred stock and may establish the following with respect to the shares to be included in each series, without any vote or action of the stockholders:

•	the number of shares;

•	the designations, preferences and relative rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences; and

•	any qualifications, limitations or restrictions.
      We believe that the ability of our board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that may arise. The authorized shares of preferred stock, as well as authorized and unissued shares of common stock, will be available for issuance without action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.
      Our board of directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. Although our board has no current intention of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt of our company. Our board could also issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over then-current market price. Any issuance of preferred stock therefore could have the effect of decreasing the market price of our common stock.
      Our board of directors will make any determination to issue such shares based on its judgment as to our best interests of our company and stockholders. We have no current plan to issue any preferred stock after this offering.
Registration Rights
      We have granted the registration rights described below to the holders of our preferred stock and to certain holders of warrants to purchase our preferred stock, pursuant to the terms of an investor rights agreement. Upon the completion of this offering, all of the outstanding shares of our preferred stock, including shares that are issued upon exercise of outstanding warrants to purchase preferred stock, will automatically convert into a total of 10,730,462 shares of our common stock and the holders of these shares will have the right to require us to register these shares, together with other shares of common stock they hold, under the Securities Act under the circumstances set forth below. As of the date of this prospectus, the holders of preferred stock, including holders of unexercised warrants to purchase our preferred stock, held an aggregate of 15,497,955 shares of preferred stock and therefore, after conversion into shares of common stock, will hold a total of 10,730,462 registrable shares upon completion of this offering, assuming full exercise of all outstanding warrants. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. The following description of the terms of the registration rights agreement is intended as a summary only and is qualified in its entirety by reference to the investor rights agreement filed as an exhibit to the registration statement of which this prospectus forms a part.
      Demand Registration Rights. Any time after six months after our initial public offering and on no more than one occasion during any twelve-month period, the holders of at least 51% of our registrable shares will have the right to request that we register all or a portion of the registrable shares then held by the requesting stockholders, provided that the shares requested to be registered have an aggregate value of at least $10.0 million. Such a registration is referred to as a demand registration and we are required to use our best efforts to cause any such demand registration to become effective under the Securities Act. The demand registration rights will cease after we have effected two such demand registrations. In addition to the demand registration rights, the holders of registrable shares will have the right to request that we register on Form S-3 all or a portion of the registrable shares held by them, provided that the holders propose to sell at least 100,000 registrable shares pursuant to such registration statement on Form S-3. Such registration is referred to as a Form S-3 registration. We will not be obligated to effect a demand registration or a Form S-3 registration within 180 calendar days of the effective date of an immediately preceding Form S-3 registration of our securities.
      Incidental Registration Rights. If we propose to register shares of our common stock under the Securities Act (other than a registration relating solely to the initial public offering of our securities, the sale of securities of participants in our stock option plan, a registration relating to a corporate reorganization or transaction under Rule 145 of the Securities Act, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of registrable securities, or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered), the holders of registrable shares will have the right to require us to register all or a portion of the registrable shares then held by them. In the event that any registration in which the holders of registrable shares participate pursuant to the registration rights agreement is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions.
      The registration rights described in the investor rights agreement are subject to customary restrictions such as minimums, blackout periods and, if a registration is underwritten, any limitations on the number of shares to be included in the underwritten offering imposed by the managing underwriter. The investor rights agreement also contains customary indemnification and contribution provisions.
      All expenses of registration under the investor rights agreement, including the legal fees of one counsel for the holders, but excluding underwriting discounts and commission will be paid by us. The investor rights agreement is governed by Delaware law.
Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and Bylaws
      We have elected to be governed by the provisions of Section 203 of Delaware General Corporation Law, which generally will have an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for our common stock. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that the stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination was approved by the board and authorized at a stockholder meeting by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.
      Our charter and bylaws provide that directors may be removed only for cause and then only by the affirmative vote of the holders of a majority of the votes that all stockholders would be entitled to cast in any annual election of directors. Vacancies on our board resulting from such removal may be filled by (i) a majority of the directors then in office, though less than a quorum, or (ii) the stockholders at a special meeting of the stockholders properly called for that purpose, by the vote of the holders of a plurality of the shares entitled to vote at such special meeting. Under our bylaws, any vacancy on our board of directors resulting from an enlargement of our board or the death, resignation, retirement, disqualification or other cause (other than removal for cause or vote of our stockholders), may only be filled by vote of a majority of our directors then in office, even if less than a quorum. The limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.
      Our charter provides that stockholders may not take any action by written consent in lieu of a meeting and our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting. In addition, our bylaws provide that only our board of directors or our chairman or president may call a special meeting of stockholders. Business transacted at any special meeting of stockholders must be limited to matters relating to the purpose stated in the notice of the special meeting.
      To be “properly brought” before an annual meeting, the proposals or nominations must be:

•	specified in the notice of meeting;

•	brought before the meeting by or at the direction of our board of directors; or

•	brought before the meeting by a stockholder entitled to vote at the meeting who has given to our corporate secretary the required advance written notice, in proper form, of the stockholder’s intention to bring that proposal or nomination before the meeting and who was a stockholder of record on the date on which notice is given.
      In addition to other applicable requirements, for a stockholder proposal or nomination to be properly brought before an annual meeting by a stockholder, the stockholder generally must have given notice in proper written form to our corporate secretary not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders. In the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is not within 30 days from the anniversary date of the preceding year’s annual meeting date, written notice by a stockholder in order to be timely must be received not later than the 10th day following the day on which the first public disclosure of the date of the annual meeting was made. Although our bylaws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the consideration of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.
      Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s charter or bylaws, unless the charter or bylaws require a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors, subject to any limitations set forth in the bylaws, and may also be amended or repealed by the stockholders by the affirmative vote of the holders of a majority of the votes that all the stockholders would be entitled to cast in any annual election of directors. The majority stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any of these amendments are submitted to stockholders.
Liability Limitations and Indemnification
      Our bylaws provide that we must indemnify our directors and officers and that we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions. In addition, our charter provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, except to the extent that the Delaware law statute prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty. For additional information, please see “Management — Liability Limitations and Indemnification.”
      These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, you may lose some or all of your investment in our common stock if we pay the costs of settlement or damage awards against our directors and officers under these provisions. We believe these provisions, the director and officer insurance we maintain, and the indemnification agreements we have entered into with our directors and officers are necessary to attract and retain talented and experienced directors and officers.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services.
Listing
      Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “REST.”

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to the offering made by this prospectus, there has been no market for our common stock, and we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Future sales of substantial numbers of shares of our common stock, including shares issued upon exercise of options, in the public market after this offering, or the anticipation of those sales, could adversely affect market prices of our common stock prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.
      Upon completion of this offering, we will have outstanding 15,251,225 shares of common stock, after giving effect to the conversion of all outstanding shares of our preferred stock into an aggregate of 10,395,299 shares of common stock prior to the completion of this offering.
      The 4,000,000 shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock to be outstanding after this offering will be “restricted securities” under Rule 144. Substantially all of these restricted securities will be subject to the 180-day lock-up period (subject to extension in specified circumstances) described below. Immediately after the 180-day period, 5,659,694 shares will be freely tradeable under Rule 144(k) and 5,579,512 additional shares will be eligible for resale under Rule 144, subject to volume limitations.
      Restricted securities may be sold in the public market only if they have been registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act.
Rule 144
      In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 152,512 shares immediately after this offering; and

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
      Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.
Rule 144(k)
      Subject to the lock-up agreements described below, shares of our common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon completion of this offering, without regard to the manner or volume of sale or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the three months preceding such a sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.

Rule 701
      In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period or certain other restrictions contained in Rule 144.
Lock-up Agreements
      Each of our officers and directors, and substantially all of our other stockholders and holders of options to purchase our common stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options held by these persons for a period of 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc., subject to extension in specified circumstances.
      Deutsche Bank Securities Inc. does not have any pre-established conditions to waiving the terms of the lock-up agreements. Any determination to release any shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold and the timing, purpose and terms of the proposed sale.
Registration Rights
      After this offering, holders of 10,730,462 shares of our common stock, including shares that are issuable upon the exercise of outstanding warrants, will have the right to require us to register these shares under the Securities Act under specific circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. See “Description of Capital Stock — Registration Rights.”
Equity Plans
      As of March 31, 2006, we had outstanding options to purchase 1,384,698 shares of our common stock. Following this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or issuable under our 1999 plan.

MATERIAL US FEDERAL TAX CONSEQUENCES
FOR NON-US HOLDERS OF OUR COMMON STOCK
      The following is a general discussion of the material US federal income and estate tax considerations applicable to non-US holders with respect to their ownership and disposition of shares of our common stock purchased in this offering. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-US holders of our common stock should consult their own tax advisors with respect to the US federal, state, local and non-US tax consequences of the purchase, ownership and disposition of our common stock. In general, a non-US holder means a beneficial owner of our common stock who is not for US federal income tax purposes:

•	an individual who is a citizen or resident of the US;

•	a corporation, partnership or any other organization taxable as a corporation or partnership for US federal tax purposes, created or organized in the US or under the laws of the US or of any state thereof or the District of Columbia; or

•	an estate, the income of which is included in gross income for US federal income tax purposes regardless of its source; or

•	a trust if (a) a US court is able to exercise primary supervision over the trust’s administration and (b) one or more US persons have the authority to control all of the trust’s substantial decisions.
      This discussion is based on current provisions of the US Internal Revenue Code of 1986, as amended, existing and proposed US Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, in effect as of the date of this prospectus, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-US holders described in this prospectus. We assume in this discussion that a non-US holder holds shares of our common stock as a capital asset (generally property held for investment).
      This discussion does not address all aspects of US federal income and estate taxation that may be relevant to a particular non-US holder in light of that non-US holder’s individual circumstances, nor does it address any aspects of US state or local or non-US taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-US holder and does not address the special tax rules applicable to particular non-US holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	partnerships or other pass-through entities;

•	regulated investment companies or real estate investment trusts;

•	pension plans;

•	owners of more than 5% of our common stock;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain US expatriates.

      There can be no assurance that the Internal Revenue Service, or IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the US federal income or estate tax consequences to a non-US holder of the purchase, ownership or disposition of our common stock. We urge prospective investors to consult with their own tax advisors regarding the US federal, state and local and non-US income and other tax considerations of purchasing, owning and disposing of shares of our common stock.
Distributions on Our Common Stock
      Any distributions on our common stock paid to non-US holders of common stock generally will constitute dividends for US federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under US federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-US holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “— Gain on Sale, Exchange or Other Disposition of Our Common Stock.” Dividends paid to a non-US holder generally will be subject to withholding of US federal income tax at a 30% rate or such lower rate as may be provided by an applicable income tax treaty between the US and such holder’s country of residence.
      Dividends that are treated as effectively connected with a trade or business conducted by a non-US holder within the US (and if an applicable income tax treaty so provides, are also attributable to a permanent establishment or a fixed base maintained within the US by such non-US holder) are generally exempt from the 30% withholding tax if the non-US holder satisfies applicable certification and disclosure requirements. However, such US effectively connected income, net of specified deductions and credits, is taxed at the same graduated US federal income tax rates applicable to US persons. Any US effectively connected income received by a non-US holder that is a corporation may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as specified by an applicable income tax treaty between the US and such holder’s country of residence.
      In order to claim the benefit of a tax treaty or to claim exemption from withholding because dividends paid on our common stock are effectively connected with the conduct of a trade or business in the US, a non-US holder must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, or such successor forms as the IRS designates, prior to the payment of dividends. These forms must be periodically updated. Non-US holders may be eligible to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Gain On Sale, Exchange or Other Disposition of Our Common Stock
      In general, a non-US holder will not be subject to any US federal income tax or withholding tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

•	the gain is effectively connected with a US trade or business (and if an applicable income tax treaty so provides, is also attributable to a permanent establishment or a fixed base maintained within the US by such non-US holder), in which case the graduated US federal income tax rates applicable to US persons will apply, and, if the non-US holder is a foreign corporation, the additional branch profits tax described above in “— Distributions on Our Common Stock” may also apply;

•	the non-US holder is a nonresident alien individual who is present in the US for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-US holder will be subject to a 30% tax on the net gain derived from the disposition, which may be offset by US-source capital losses of the non-US holder, if any; or

•	we are or have been, at any time during the five-year period preceding such disposition (or the non-US holder’s holding period if shorter) a “US real property holding corporation,” and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the disposition occurs. We believe that we have not been and are not currently, and we do not anticipate becoming in the future, a “US real property holding corporation” for US federal income tax purposes.

US Federal Estate Tax
      Shares of our common stock that are owned or treated as owned by an individual non-US holder at the time of death are considered US situs assets and will be included in the individual’s gross estate for US federal estate tax purposes. Such shares, therefore, may be subject to US federal estate tax, unless an applicable estate tax or other treaty provides otherwise.
Backup Withholding and Information Reporting
      We must report annually to the IRS and to each non-US holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Backup withholding, currently at a 28% rate of tax, generally will not apply to dividends paid to a non-US holder if the holder has provided us with an IRS Form W-8 BEN (or successor form), described above, and we do not have actual knowledge or reason to know that such non-US holder is a US person. In addition, no backup withholding or information reporting will be required regarding the proceeds of a disposition of our common stock made by a non-US holder within the US or conducted through certain US financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that such non-US holder is a US person or the non-US holder otherwise establishes an exemption. Non-US holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.
      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-US holder can be refunded or credited against the non-US holder’s United States federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

UNDERWRITING
      Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., RBC Capital Markets Corporation and First Albany Capital Inc. have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Number of
Underwriters	Shares

Deutsche Bank Securities Inc.	2,000,000
RBC Capital Markets Corporation.	1,200,000
First Albany Capital Inc.	800,000

Total	4,000,000
      The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.
Discounts and Commissions
      We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $           per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $           per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.
      The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are           % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

		Without Exercise	With Full Exercise
		of Over-	of Over-Allotment
	Per Share	Allotment Option	Option

Public Offering Price	$	$	$
Discounts and commissions paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$
      In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $          .
Over-Allotment Option
      We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 600,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 4,000,000 shares are being offered.
      At our request, the underwriters have reserved for sale, at the initial public offering price, up to 200,000 shares of common stock being sold in this offering for our officers and directors and their families, and other persons associated with us who express an interest in purchasing these shares of common stock in this offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same terms as the other shares offered in this offering.
Indemnification
      We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.
No Sales of Similar Securities
      Each of our officers and directors, and substantially all of our other stockholders and holders of options to purchase our common stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options held by these persons for a period of 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc., subject to extension in specified circumstances. This consent may be given at any time without public notice. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes where the donee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may grant options or issue shares pursuant to our equity incentive plans. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the lock-up period.
      The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.
Price Stabilizations; Short Positions
      In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.
      Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or by purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.
      Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of this offering.
      Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of this offering.
      The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.
      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.
Passive Market Making
      In connection with this offering, the underwriters may engage in passive market-making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.
      A prospectus in electronic format is being made available on Internet websites maintained by one or more of the representatives of the underwriters of this offering and may be made available on websites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part.
Pricing of this Offering
      Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among the representatives of the underwriters and us. Among the primary factors that will be considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.
Listing of Our Common Stock
      Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “REST.”

LEGAL MATTERS
      Dorsey & Whitney LLP will pass upon the validity of the shares of common stock offered by this prospectus. Skadden, Arps, Slate, Meager & Flom LLP will act as counsel for the underwriters.
EXPERTS
      The financial statements of Restore Medical, Inc. as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
      KPMG LLP’s audit report contains explanatory paragraphs stating that the financial statements as of December 31, 2003 and as of and for the year ended December 31, 2004 have been restated, and that we changed our method of accounting for preferred stock warrants subject to redemption upon the adoption of Statement of Financial Accounting Standard No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity on July 1, 2003.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us and the common stock to be sold in this offering, you should refer to the registration statement and its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document filed as an exhibit to the registration statement or such other document, each such statement being qualified in all respects by such reference. On the completion of this offering, we will be subject to the informational requirements of the Securities Exchange Act and will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. We anticipate making these documents publicly available, free of charge, on our website at www.restoremedical.com as soon as reasonably practicable after filing such documents with the SEC.
      You can read the registration statement and our future filings with the SEC over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

RESTORE MEDICAL, INC.
Index to Financial Statements

Page

Report of Independent Registered Public Accounting Firm	F-2
Financial Statements:
Balance Sheets	F-3
Statements of Operations	F-4
Statements of Stockholders’ Deficit	F-5
Statements of Cash Flows	F-6
Notes to Financial Statements	F-7
Form of Underwriting Agreement
Certificate of Amendment of Amended and Restated Certificate of Incorporation
2nd Amended and Restated Certificate of Incorporation
Amended and Restated Bylaws
Specimen Certificate For Shares of Common Stock
Opinion and Consent of Dorsey & Whitney LLP
1999 Omnibus Stock Plan as Amended March 2, 2006
Executive Compensation Plan
Form of Indemnification Agreement
Consent of KPMG LLP

Report of Independent Registered Public Accounting Firm
The Board of Directors
Restore Medical, Inc.:
      We have audited the accompanying balance sheets of Restore Medical, Inc. as of December 31, 2004 and 2005 and the related statements of operations, stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Restore Medical, Inc. as of December 31, 2004 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.
      As discussed in Note 2 to the financial statements, the Company has restated its financial statements for the year ended December 31, 2003 and as of and for the year ended December 31, 2004.
      As discussed in note 1(w), on July 1, 2003 the Company changed its method for accounting for preferred warrants subject to redemption upon the adoption of Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.

/s/ KPMG LLP
Minneapolis, Minnesota
March 6, 2006, except as to

note 17 which is as of May 12, 2006

RESTORE MEDICAL, INC.
BALANCE SHEETS
December 31, 2004 and 2005 and
March 31, 2006 and Pro forma March 31, 2006

				Pro forma
			March 31,	March 31,
	2004		2006	2006
	(Restated)	2005	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$2,258,270	$3,396,577	$3,463,537	$3,463,537
Short-term investments	6,174,007	247,734	797,717	797,717
Accounts receivable, net of allowance for doubtful accounts of $11,910, $59,897, and $58,086 (unaudited), respectively	274,008	1,239,885	1,654,739	1,654,739
Related-party receivables	73,780	27,566	69,695	69,695
Inventories	415,563	743,724	523,576	523,576
Prepaid expenses	96,474	116,428	163,268	163,268
Other current assets	4,599	54,127	55,643	55,643

Total current assets	9,296,701	5,826,041	6,728,175	6,728,175
Machinery and equipment, net	361,937	425,909	463,792	463,792
Deferred debt issuance costs, net of accumulated amortization of $20,905 at December 31, 2005 and $35,719 (unaudited) at March 31, 2006	—	80,740	338,783	338,783
Deferred offering costs	—	62,055	1,282,768	1,282,768

Total assets	$9,658,638	$6,394,745	$8,813,518	$8,813,518

LIABILITIES, CONVERTIBLE PARTICIPATING PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$106,108	$111,631	$187,153	$187,153
Accrued expenses	470,909	645,451	1,233,434	1,233,434
Accrued payroll and related expense	397,144	673,047	663,026	663,026
Current portion of long-term debt, net of debt discount of $22,351 at December 31, 2005 and $35,719 (unaudited) at March 31, 2006	—	337,536	1,499,956	1,499,956

Total current liabilities	974,161	1,767,665	3,583,569	3,583,569
Long-term debt, net of debt discount of $44,701 at December 31, 2005 and $64,118 (unaudited) at March 31, 2006	—	1,619,011	4,453,201	4,453,201
Other long-term liabilities	—	6,900	8,800	8,800
Preferred stock warrants subject to redemption	94,284	835,127	1,311,114	—

Total liabilities	1,068,445	4,228,703	9,356,684	8,045,570

Commitments and contingencies (notes 14, 15 and 17) Convertible participating preferred stock:
Series A, $0.01 par value. Authorized 775,000 shares; issued and outstanding 750,000 shares and no shares pro forma (unaudited) (liquidation value of $750,000)	747,380	747,380	747,380	—
Series B, $0.01 par value. Authorized 4,500,000 shares; issued and outstanding 4,185,411 shares and no shares pro forma (unaudited) (liquidation value of $12,556,233)	13,507,461	13,507,461	13,507,461	—
Series C, $0.01 par value. Authorized 9,500,000 shares; issued and outstanding 7,615,675 shares and no shares pro forma (unaudited) (liquidation value of $39,906,137)	18,723,137	18,723,137	18,723,137	—
Series C-1, $0.01 par value. Authorized 2,940,000 shares; issued and outstanding 2,498,833 shares and no shares pro forma (unaudited) (liquidation value of $13,093,884)	6,230,879	6,230,879	6,230,879	—

Total convertible participating preferred stock	39,208,857	39,208,857	39,208,857	—

Common stockholders’ equity (deficit):
Undesignated stock, $0.01 par value. Authorized 2,000,000 shares, none outstanding	—	—	—	—
Common stock $0.01 par value. Authorized 23,500,000 shares; issued and outstanding 821,712, 855,676, and 855,926 shares (unaudited) respectively, and 11,251,225 shares (unaudited) issued and outstanding pro forma	8,217	8,557	8,560	112,512
Additional paid-in capital	652,608	3,187,885	3,364,721	43,780,740
Deferred stock-based compensation	(166,185)	(2,104,753)	(1,936,724)	(1,936,724)
Accumulated deficit	(31,113,304)	(38,134,504)	(41,188,580)	(41,188,580)

Total common stockholders’ equity (deficit)	(30,618,664)	(37,042,815)	(39,752,023)	767,948

Total liabilities, convertible participating preferred stock and stockholders’ equity (deficit)	$9,658,638	$6,394,745	$8,813,518	$8,813,518

See accompanying notes to financial statements.

RESTORE MEDICAL, INC.
STATEMENTS OF OPERATIONS
Years ended December 31, 2003, 2004, and 2005 and
three-month periods ended March 31, 2005 and 2006

	2003	2004
	(Restated)	(Restated)	2005

				Three Months Ended March
				31,

					2006
				2005

				)
				(Unaudited
Net sales	$368,201	$944,816	$4,854,235	$903,154	$1,752,472
Cost of sales	412,316	790,805	1,641,390	439,615	589,856

Gross margin (loss)	(44,115)	154,011	3,212,845	463,539	1,162,616

Operating expenses:
Research and development	3,300,904	2,281,880	1,869,264	519,072	613,034
General and administrative	2,002,956	2,148,276	2,938,237	749,036	1,517,578
Sales and marketing	2,332,716	4,039,447	4,981,024	1,109,235	1,876,077

Total operating expenses	7,636,576	8,469,603	9,788,525	2,377,343	4,006,689

Loss from operations	(7,680,691)	(8,315,592)	(6,575,680)	(1,913,804)	(2,844,073)

Other income (expense):
Interest income	32,147	169,072	132,421	40,967	28,000
Interest expense	(2,659,735)	(426,120)	(24,816)	(2,685)	(84,527)
Put option gain	638,508	870,692	—	—	—
Preferred stock warrant gain (loss)	9,278	128,465	(572,023)	(174,271)	(162,707)
Other, net	(17,972)	19,256	18,898	2,451	9,231

Total other income (expense)	(1,997,774)	761,365	(445,520)	(133,538)	(210,003)

Loss before cumulative effect of change in accounting principle	(9,678,465)	(7,554,227)	(7,021,200)	(2,047,342)	(3,054,076)
Cumulative effect of change in accounting principle	266,989	—	—	—	—

Net loss	(9,411,476)	(7,554,227)	(7,021,200)	(2,047,342)	(3,054,076)
Amortization of beneficial conversion feature of Series A and B preferred stock	(44,941)	(251,806)	—	—	—

Net loss attributable to common stockholders	$(9,456,417)	$(7,806,033)	$(7,021,200)	$(2,047,342)	$(3,054,076)

Basic and diluted net loss per common share before cumulative effect of change in accounting principle	$(11.74)	$(6.52)	$(5.77)	$(1.70)	$(2.48)
Cumulative effect of change in accounting principle per share	0.32	—	—	—	—

Basic and diluted net loss per share	$(11.42)	$(6.52)	$(5.77)	$(1.70)	$(2.48)

Basic and diluted weighted average common shares outstanding	827,819	1,196,366	1,217,640	1,207,211	1,233,943

See accompanying notes to financial statements.

RESTORE MEDICAL, INC.
Statements of Stockholders’ Deficit
Years ended December 31, 2003, 2004, and 2005 and
three-month period ended March 31, 2006

	Common stock		Additional	Deferred		Total
			Paid-In	stock-based	Accumulated	stockholders’
	Shares	Amount	Capital	compensation	deficit	deficit

Balance, December 31, 2002	752,937	$7,529	$175,334	$—	$(13,302,375)	$(13,119,512)
Restatement adjustments	—	—	(175,334)	—	(845,226)	(1,020,560)

Balance, December 31, 2002 (Restated)	752,937	7,529	—	—	(14,147,601)	(14,140,072)
Net loss (Restated)	—	—	—	—	(9,411,476)	(9,411,476)
Beneficial conversion feature of Series A and B preferred stock (Restated)	—	—	296,747	—	—	296,747
Amortization of beneficial conversion feature of Series A and B preferred stock (Restated)	—	—	(44,941)	—	—	(44,941)
Stock options exercised	64,324	644	67,314	—	—	67,958
Common stock warrants issued in connection with debt financings (Restated)	—	—	374,083	—	—	374,083

Balance, December 31, 2003 (Restated)	817,261	8,173	693,203	—	(23,559,077)	(22,857,701)
Net loss (Restated)	—	—	—	—	(7,554,227)	(7,554,227)
Amortization of beneficial conversion feature of Series A and B preferred stock (Restated)	—	—	(251,806)	—	—	(251,806)
Stock options exercised	4,451	44	5,543	—	—	5,587
Changes to deferred compensation (Restated)	—	—	205,668	(166,185)	—	39,483

Balance, December 31, 2004 (Restated)	821,712	8,217	652,608	(166,185)	(31,113,304)	(30,618,664)
Net loss	—	—	—	—	(7,021,200)	(7,021,200)
Stock options exercised	33,964	340	37,125	—	—	37,465
Changes to deferred compensation	—	—	2,498,152	(1,938,568)	—	559,584

Balance, December 31, 2005	855,676	8,557	3,187,885	(2,104,753)	(38,134,504)	(37,042,815)
Net loss (unaudited)	—	—	—	—	(3,054,076)	(3,054,076)
Stock options exercised (unaudited)	250	3	272	—	—	275
Stock-based compensation expense (unaudited)	—	—	176,564	168,029	—	344,593

Balance, March 31, 2006 (unaudited)	855,926	$8,560	$3,364,721	$(1,936,724)	$(41,188,580)	$(39,752,023)

See accompanying notes to financial statements.

RESTORE MEDICAL, INC.
Statements of Cash Flows
Years ended December 31, 2003, 2004, and 2005 and
three-month periods ended March 31, 2005 and 2006

				Three months ended
				March 31,

				2005	2006

	2003	2004
	(Restated)	(Restated)	2005	(Unaudited)

Cash flows from operating activities:
Net loss	$(9,411,476)	$(7,554,227)	$(7,021,200)	$(2,047,342)	$(3,054,076)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	83,395	111,205	169,256	38,834	44,793
Stock-based compensation	—	39,483	559,584	85,744	344,593
Put option gain	(638,508)	(870,692)	—	—	—
Preferred stock warrant (gain) loss	(9,278)	(128,465)	572,023	174,271	162,707
Bad debt expense (recovery)	6,000	14,310	62,209	(3,560)	4,200
Non-cash interest expense	2,530,651	337,726	21,027	591	21,564
Cumulative effect of change in accounting principle	(266,989)	—	—	—	—
Change in operating assets and liabilities:
Trade receivables	(133,547)	(160,771)	(1,028,086)	(236,429)	(419,054)
Related-party receivables	10,308	56,649	46,488	70,179	(42,129)
Inventories	(171,634)	(128,063)	(328,161)	(37,082)	220,148
Prepaid expenses	59,562	(3,435)	(19,954)	(22,795)	(46,840)
Other current assets	—	(4,599)	(49,802)	1,745	(1,516)
Accounts payable	179,839	(111,301)	5,523	79,321	75,522
Accrued expenses	139,332	(193,698)	174,542	49,718	587,983
Accrued payroll and related expenses	94,191	267,262	275,903	46,894	(10,021)
Other long-term liabilities	—	—	6,900	—	1,900

Net cash used in operating activities	(7,528,154)	(8,328,616)	(6,553,748)	(1,799,911)	(2,110,226)

Cash flows from investing activities:
Maturities of short-term investments	—	—	13,212,679	3,090,912	249,770
Purchase of short-term investments	—	(6,174,007)	(7,286,406)	(8,500)	(799,753)
Purchases of machinery and equipment	(197,916)	(159,895)	(208,328)	(92,474)	(51,093)
Sales of machinery and equipment	13,463	—	—	—	—

Net cash provided by (used in) investing activities	(184,453)	(6,333,902)	5,717,945	2,989,938	(601,076)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,000,000	—	2,000,000	—	4,000,000
Increase in deferred offering costs	—	—	(62,055)	—	(1,220,713)
Capital lease payments	—	—	(1,300)	—	(1,300)
Proceeds from stock options exercised	67,958	5,587	37,465	18,966	275
Proceeds from issuance of convertible notes payable	5,374,462	—	—	—	—
Proceeds from sale of Series C and C-1 preferred stocks, net of financing costs and note conversion	—	18,576,983	—	—	—
Repayments on long-term debt	(58,990)	(2,514,364)	—	—	—

Net cash provided by financing activities	6,383,430	16,068,206	1,974,110	18,966	2,778,262

Net increase (decrease) in cash and cash equivalents	(1,329,177)	1,405,688	1,138,307	1,208,993	66,960
Cash and cash equivalents:
Beginning of period	2,181,759	852,582	2,258,270	2,258,270	3,396,577

End of period	$852,582	$2,258,270	$3,396,577	$3,467,263	$3,463,537

Supplemental disclosure:
Interest paid	$129,084	$88,394	$3,789	$2,094	$62,963
Noncash investing and financing activities:
Value of common stock warrants issued with debt	$229,135	$—	$—	$—	$—
Value of preferred stock warrants issued with debt	—	—	168,820	101,645	272,857
Value of common stock warrants issued for debt modification	144,948	—	—	—	—
Value of preferred stock warrants issued for debt guarantee	155,307	—	—	—	—
Capital lease financing	—	—	24,899	—	31,582
Conversion of notes payable to Series C-1 preferred stock	—	5,879,536	—	—	—
Conversion of interest payable to Series C-1 preferred stock	—	497,497	—	—	—
See accompanying notes to financial statements.

RESTORE MEDICAL, INC.
Notes to Financial Statements

(1)	Summary of Significant Accounting Policies

(a)	Nature of Business
      Restore Medical, Inc. (the Company) develops and markets medical devices designed to treat sleep breathing disorders. In December 2002, the Company received Food and Drug Administration (FDA) 510(k) clearance to market and sell the Pillar® palatal implant system (Pillar System) in the United States for the treatment of snoring. The Company received 510(k) clearance from the FDA in July 2004 to market and sell its Pillar System in the United States for mild to moderate obstructive sleep apnea (OSA). The Company received CE Mark certification to market and sell its Pillar System in Europe for snoring in May 2003 and for OSA in December 2004. The Company markets and sells its products domestically through a direct sales force and internationally through independent distributors, except in Germany, where the Company sells directly to certain physician customers.

(b)	Interim Financial Statements
      The accompanying unaudited condensed financial statements of the Company as of March 31, 2006 and for the three-month periods ended March 31, 2005 and 2006 have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by generally accepted accounting principals for annual financial statements. In the opinion of management, all adjustments consisting of normal and recurring entries considered necessary for a fair presentation of the results for the interim periods presented have been included. Furthermore, operating results for the three-month period ended March 31, 2006 are not necessarily indicative of the results expected for the year ending December 31, 2006.

(c)	Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Ultimate results could differ from those estimates.

(d)	Unaudited Pro Forma Information
      The Company has filed a registration statement with the Securities and Exchange Commission to sell shares of its common stock to the public in an initial public offering. The Company will effect a 1-for-2 reverse split of all issued and outstanding Company common stock. If the initial public offering is completed under the terms presently anticipated, all Series A, B, C and C-1 preferred stock and preferred stock warrants subject to redemption will automatically convert into Company common stock and common stock warrants, respectively. In addition, prior to the conversion of the preferred stock and preferred stock warrants, the Company will amend its Certificate of Incorporation to change the conversion price of the Series C and Series C-1 preferred stock from $5.24 per share to $3.28 per share (on a post-split basis). As a result of the change in the conversion price of Series C and Series C-1 preferred stock, the number of shares of common stock issuable upon conversion will increase by 2,557,692 shares. The number of common shares issuable pursuant to the Series C-1 preferred stock warrants will increase by 92,172 shares. An unaudited pro forma balance sheet as of March 31, 2006, adjusted for the assumed change in conversion price of Series C and Series C-1, the conversion of all Series A, B, C and C-1 preferred stock and preferred stock

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)
warrants subject to redemption, and the 1-for-2 reverse split is set forth in the accompanying balance sheet.

(e)	Fair Value of Financial Instruments
      The following methods and assumptions were used to estimate the fair value of each class of financial instruments:
      Short-term investments and related-party receivables— The carrying amount approximates fair value due to the short maturity of the instruments.
      Long-Term Debt— Due to the recent nature of the debt agreement and borrowings as of December 31, 2005; the borrowing rates, loan terms and maturity date reflect the current market value of debt issued to the Company. Accordingly, the carrying amount approximates fair value of this instrument.
      Warrants Subject to Redemption— As further described in note 12, the Company records adjustments to the carrying amount of the warrants to reflect the fair value of the warrants as of the balance sheet date, based upon an independent valuation of the warrants. Accordingly, the carrying amount reflects the appraised fair value of this instrument.

(f)	Cash and Cash Equivalents
      The Company considers highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value. The Company’s cash equivalents are primarily invested in commercial paper, money market funds, and US government-backed securities. The Company performs periodic evaluations of the relative credit standing of the financial institutions and issuers of its cash equivalents and limits the amount of credit exposure with any one issuer.

(g)	Investments in Debt and Equity Securities
      Debt securities are classified as held-to-maturity due to the Company’s intent and ability to hold such securities to maturity. Debt or preferred stock securities subject to periodic interest rate resetting and, in the case of debt instruments, often referred to as Auction Rate Notes or Variable Rate Demand Notes, are excluded from cash equivalents and accounted for as available-for-sale investments. The carrying value of these instruments approximates fair market value. Declines in value of debt or equity securities classified as either available-for-sale or held-to-maturity are considered to be temporary. Maturities of all debt securities classified as available-for-sale and held-to-maturity were less than one year at December 31, 2004 and

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)
2005 and March 31, 2006. Investments in debt and equity securities were comprised as follows:

			March 31,
	2004		2006
	(Restated)	2005	(unaudited)

Held-to-maturity:
Corporate debt securities	$1,990,913	$247,734	$797,717
Mortgage-backed securities	1,683,094	—	—
Certificates of deposit	1,400,000	—	—
Available-for-sale:
Equity securities	1,100,000	—	—

	$6,174,007	$247,734	$797,717

(h)	Inventories
      Inventories consist of material, labor, and overhead costs and are stated at the lower of cost or market value, determined under the first-in, first-out accounting method. Inventories at December 31, 2004 and 2005 and March 31, 2006 were as follows:

			March 31,
	2004		2006
	(Restated)	2005	(unaudited)

Raw materials	$142,698	$113,241	$70,116
Work in progress	235,590	371,768	356,102
Finished goods	37,275	258,715	97,358

	$415,563	$743,724	$523,576

(i)	Machinery and Equipment
      Machinery and equipment is recorded at cost and depreciated utilizing the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the shorter of the useful life of the assets or term of the lease. Repairs and maintenance are expensed as incurred.

(j)	Impairment of Long-Lived Assets
      Long-lived assets, such as machinery and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.
      Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)

(k)	Deferred Offering Costs
      The Company has deferred external costs associated with its planned initial public offering in 2006, at which time the costs will be charged against the capital raised. Should the offering be terminated, the costs immediately will be charged to operations.

(l)	Revenue Recognition
      Revenues are recognized when evidence of an arrangement exists, delivery to the customer has occurred, the selling price is fixed or determinable and collection is reasonably assured. Delivery to the customer occurs when the customer takes title to the product. Generally title passes upon shipment, but may occur when the product is received by the customer based on specific sales terms. Estimated warranty obligations are recorded upon shipment as cost of sales.
      In the United States, the Company sells its products to physicians through a direct sales force. The selling price for all sales are fixed and agreed with the customer prior to shipment and are generally based on established price lists.
      The Company sells its products internationally through independent distributors, except in Germany where the Company sells directly to certain physician customers. Selling prices are contractual for distributors and are denominated in U.S. dollars. Distributor contracts also contain annual commitments for purchase and delivery of a minimum quantity of product.
      The Company records a provision for estimated sales returns on domestic product sales in the same period as the related revenue is recorded. Sales terms to international distributors and our customers in Germany do not contain a right to return product purchased. The Company may, at its discretion, accept returned product from an international distributor or our direct customers in Germany. The provision for estimated sales returns, if any, is based on an analysis of historical sales returns as adjusted for specifically identified estimated changes in historical return activity.
      The Company may place “no charge” practice introduction Pillar System units with physicians or distributors under a program designed to expand the Company’s customer base. In the United States, the cost of these units is a sales and marketing expense. In international markets during 2005, the Company provided its independent distributors with practice introduction support payments based upon a percentage of each distributor’s cost for the Pillar Systems. These practice introduction support payments were made in the form of a credit against the outstanding accounts receivable balance of the distributor and were recorded as a reduction of sales. During the first quarter of 2006, the Company modified substantially all international distributor agreements to replace practice introduction support payments with the supply of free product. Free product issued in connection with international distributor practice introductions are recorded in cost of sales.
      The following table summarizes the number of customers who individually comprise greater than 10% of total revenue and their aggregate percentage of the Company’s total revenue:

	Number of	Percent of total
	customers	revenue

December 31, 2003	1	16%
December 31, 2004	—	—%
December 31, 2005	1	11%
March 31, 2006 (unaudited)	2	24%

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)
      The following table summarizes the geographic dispersion of the Company’s revenue:

				March 31,
				2006
	2003	2004	2005	(unaudited)

United States	$368,201	$936,956	$3,416,186	$1,153,033
Asia Pacific	—	3,330	1,111,031	490,539
Europe	—	4,530	152,786	95,139
Middle East	—	—	139,371	11,556
South Africa	—	—	34,861	2,205

	$368,201	$944,816	$4,854,235	$1,752,472

(m)	Allowance for Doubtful Accounts
      Credit terms to U.S. customers are agreed prior to shipment with the standard being net 30 days. Credit terms for international distributors vary by contract, and credit terms for our direct customers in Germany are net 30 days. Collateral or any other security to support payment of these receivables generally is not required. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. This allowance is an estimate and is regularly evaluated by the Company for adequacy by taking into consideration factors such as past experience, credit quality of the customer base, age of the receivable balances, both individually and in the aggregate, and current economic conditions that may affect a customer’s ability to pay. Provisions for the allowance for doubtful accounts are recorded in general and administrative expenses. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. A roll forward of the allowance for doubtful accounts is as follows:

				March 31,
	2003	2004		2006
	(Restated)	(Restated)	2005	(unaudited)

Beginning balance	$—	$6,000	$11,910	$59,897
Provision	6,000	14,310	62,209	4,200
Write-offs	—	(8,400)	(14,222)	(6,011)

Ending balance	$6,000	$11,910	$59,897	$58,086

(n)	Warranty Costs
      The Company provides its customers with the right to receive a replacement Pillar System until the date of product expiration (which typically is 2 to 3 years from sterilization of the product), in the event a device malfunctions or the physician needs to remove and replace a Pillar implant in a patient for any reason. The Company has based its warranty provision on an analysis of historical warranty claims. Actual results could differ from those estimates. Warranty

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)
reserve provisions and claims for the years ended December 31, 2004 and 2005 and three months ended March 31, 2006 were as follows:

			March 31,
	2004		2006
	(Restated)	2005	(unaudited)

Beginning balance	$—	$366	$5,591
Warranty provision	1,127	17,445	10,354
Warranty claims	(761)	(12,220)	(6,857)

Ending balance	$366	$5,591	$9,088

      Actual warranty expense claims in the future could exceed our current warranty expense accruals if there is an increase in our historical experience of (a) defective Pillar System units given that many of the Pillar Systems sold in 2004 and all of the Pillar Systems sold in 2005 are not beyond their two to three year product expiration date, and/or (b) partial extrusions of Pillar inserts. Our commercially reported partial extrusion rate has been less than 1% of all Pillar System units sold.
      The Company maintains product liability insurance in the event of a product recall. The Company is exposed to product liability claims that are inherent in the testing, production, marketing and sale of medical devices. Management believes any losses that may occur from these matters are adequately covered by insurance, and the ultimate outcome of these matters will not have a material effect on the Company’s financial position or results of operations. As of March 31, 2006, the Company has experienced no product liability claims (unaudited).

(o)	Stock-Based Compensation
      The Company measures compensation costs for options issued under its stock-based compensation plans using the intrinsic-value method of accounting. The Company records deferred compensation expense within stockholders’ deficit for stock options awarded to employees and directors to the extent that the option exercise price is less than the fair market value of common stock on the date of grant. Recorded deferred compensation is amortized to compensation expense over the vesting period of the underlying stock option grants.
      Subsequent to the commencement of the initial public offering process, the Company determined that certain of the stock options granted for the years ended December 31, 2003, 2004 and 2005 were granted with exercise prices below the reassessed fair value of the common stock on the date of grant. The Company estimated the fair market value of its common stock based upon several factors, including progress and milestones attained in its business, sales of preferred stock, changes in valuation of existing comparable public companies, weighted probability analysis of fair value from an initial public offering, sale of the company, continued private company operations and company dissolution scenarios; and the expected valuation that the Company would obtain in an initial public offering. With respect to these options, we recorded deferred stock-based compensation costs of $0, $205,668 and $2,498,152 for the years ended December 31, 2003, 2004 and 2005, respectively. Net amortization of deferred stock-based compensation totaled $0, $39,483 and $559,584 for the years ended December 31, 2003, 2004 and 2005, respectively. The deferred compensation is amortized on a straight-line basis over the vesting period of each respective stock option. In 2003 and 2004 the vesting period was 25% on the first anniversary of the date of grant and 25% each year thereafter. The stock option vesting period was modified by the Company’s board of directors in 2005 for all outstanding and future option grants to more closely match

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)
the option vesting benefit with the term of service. Under the modified option vesting schedule, each stock option grant has a 4-year vesting schedule, with 25% of the shares underlying each stock option grant vesting on the first anniversary of the date of grant, and the balance of the shares vesting monthly over the 3 years of the vesting period thereafter.
      Adjusted pro forma information regarding net loss is required to be as if the Company had accounted for its employee stock options under the fair value method. All stock options have 10-year terms and vest and become fully exercisable 4 years from the date of grant. The weighted average fair value per share of options granted during 2003, 2004 and 2005 was $0.32, $1.36 and $5.18, respectively. The fair value of these stock options was estimated at the date of grant using the Black-Scholes pricing model (excluding a volatility assumption) with the following assumptions for the years ended December 31:

	2003	2004	2005

Risk-free interest rates	3.0%	3.5%	4.0%
Expected life	5 years	5 years	5 years
Expected volatility	N/A	N/A	N/A
Dividend yield	—%	—%	—%
      As the Company is privately held, it has elected to use the minimum value option method to determine the fair value of employee stock options. The minimum value method does not account for the Company’s stock volatility, which materially increases the fair value of the Company’s stock options. With the adoption on January 1, 2006 of Statement of Financial Accounting Standards (SFAS) No. 123(R)Share-Based Payment, which is a revision of SFAS 123, Accounting for Stock-Based Compensation — Transition and Disclosure, (SFAS 123(R)), the Company will no longer use the minimum value method for valuing future employee stock option grants.
      The following table illustrates the effect on net loss per common share if the fair value method had been applied to the Company’s employee stock options in each period.

	Year Ended December 31

	2003	2004
	(Restated)	(Restated)	2005

Net loss attributable to common stockholders, as reported	$(9,456,417)	$(7,806,033)	$(7,021,200)
Add total stock-based employee compensation expense included in the net loss	—	39,483	559,584
Deduct total stock-based employee compensation expense determined under fair value-based method for all rewards	(47,041)	(135,975)	(1,231,753)

Pro forma net loss attributable to common stockholders	$(9,503,458)	$(7,902,525)	$(7,693,369)

Loss per share applicable to common stockholders:
Basic and diluted, as reported	$(11.42)	$(6.52)	$(5.77)
Basic and diluted, pro forma	(11.48)	(6.61)	(6.32)

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)
      The pro forma effect on net loss for the periods presented may not be representative of the pro forma effect on operations in future years.

(p)	Severance
      The Company accounts for severance costs in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities,(SFAS 146). The Company does not have an established severance payment policy for terminated employees. SFAS 146 requires the Company to recognize severance costs over the remaining service period. The Company recorded severance charges of $261,727 and $191,726 for the years ended December 31, 2004 and 2005, respectively, and $289,502 (unaudited) for the three months ended March 31, 2006. The severance accrual at March 31, 2006 is expected to be paid during 2006. Severance activity is illustrated in the following table:

			March 31,
	2004		2006
	(Restated)	2005	(unaudited)

Beginning balance	$—	$191,219	$173,064
Expense	261,727	191,726	289,502
Payments	(70,508)	(209,881)	(292,769)

Ending balance	$191,219	$173,064	$169,797

(q)	Preferred Stock Warrants Subject to Redemption
      The Company’s Series A, Series B, Series C and Series C-1 preferred stock are subject to conditional redemption at the option of the holder in the event of the liquidation of the Company, which includes the Company’s sale or merger. As a result, in accordance with the provisions of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (SFAS 150), the Company classifies the preferred stock warrants as liabilities on the balance sheet under the caption “preferred stock warrants subject to redemption”. Warrants to purchase common stock are classified within equity.

(r)	Research and Development Costs
      Research and development costs are charged to expense as incurred.

(s)	Advertising Expense
      Advertising costs are expensed as incurred and totaled $6,574, $9,690 and $100,339 for the years ended December 31, 2003, 2004 and 2005, respectively.

(t)	Foreign Currency Transactions
      The Company incurs some of its clinical study expenditures in foreign currencies. Foreign currency transaction gains and losses are included in other, net in the accompanying statement of operations.

(u)	Income Taxes
      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)
bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance for deferred income tax assets is recorded when it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

(v)	Net Loss per Share
      Basic net loss per common share (Basic EPS) is computed by dividing net loss by the weighted average number of common shares outstanding. Diluted net loss per common share (Diluted EPS) is computed by dividing net loss by the weighted average number of common shares and dilutive potential common shares outstanding. Potential common shares consist of shares issuable upon the exercise of stock options and warrants. Diluted EPS is identical to Basic EPS since potential common shares are excluded from the calculation, as their effect is anti-dilutive. The weighted average shares outstanding for basic and diluted loss per share includes 378,122 shares of common stock underlying warrants to purchase common stock as such warrants are immediately exercisable and have an exercise price of $0.02 per share. The common stock underlying the warrants is considered outstanding in substance for EPS purposes. Historical outstanding potential common shares not included in diluted net loss per share at year end attributable to common stockholders’ calculations were 3,448,856, 8,922,304 and 9,487,031 for the years ended December 31, 2003, 2004 and 2005, and 8,985,677 (unaudited) and 9,502,375 (unaudited) for the three months ended March 31, 2005 and 2006, respectively.

(w)	Recently Issued Accounting Statements
      In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), Share Based Payment (SFAS 123(R)). Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS No. 123, Accounting for Stock Based Compensation. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair value. Pro forma disclosure is no longer an alternative. SFAS 123(R) must be adopted no later than annual periods beginning after December 15, 2005. The Company will continue to apply the intrinsic value method for awards granted before the effective date of SFAS 123(R).
      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150), to address how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Company adopted SFAS 150 as of July 1, 2003. The provisions of SFAS 150 resulted in the classification of the Company’s preferred stock warrants as liabilities. Upon adoption of SFAS 150, the Company recognized a benefit of $266,989, as a cumulative effect of a change in accounting principle to record the preferred stock warrants at their estimated fair value. Future changes in the fair value of the preferred stock warrants will result in charges or benefits to the Company’s results of operations and will be included as a component of other income (expense).
      In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, (SFAS 151). SFAS 151 amends the guidance in Accounting Research

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)
Board (ARB) 43, Chapter 4, Inventory Pricing, (ARB 43), to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and spoilage. SFAS 151 requires those items be recognized as current period charges regardless of whether they meet the criterion of so abnormal which was the criterion specified in ARB 43. In addition, SFAS 151 requires that allocation of fixed production overhead to the cost of production be based on normal capacity of the production facilities. The Company adopted SFAS 151 effective January 1, 2004. The adoption of SFAS 151 did not have a significant effect on the Company’s financial statements.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections — A Replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS 154). SFAS 154 replaces Accounting Principles Board (APB) Opinion 20, Accounting Changes, (APB 20) and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements for voluntary changes in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 will depend on the accounting change, if any, in a future period.

(2)	Restatement of Financial Statements
      The Company has restated its financial statements for the years 2003 and 2004. In addition, certain disclosures in the notes to the financial statements contained in this report have been restated to reflect the restatement adjustments. The determination to restate these financial statements was made after errors were discovered in January 2006. Such adjustments:

(a)	accounted for an embedded derivative under SFAS No. 133, Accounting for Derivative Investments and Hedging Activities, (SFAS 133);

(b)	corrected the accounting for preferred stock warrants subject to mandatory redemption under SFAS 150;

(c)	corrected the accounting for stock-based compensation;

(d)	corrected the accounting of severance amounts due to former employees;

(e)	corrected other accounting errors related to the accrual of costs and expenses;

(f)	corrected the classification of investments that were previously recorded as cash;

(g)	corrected the accounting for recognition of a beneficial conversion feature;

(h)	corrected other miscellaneous items identified by the Company during its current evaluation of its accounting policies, none of which was significant individually or in the aggregate; and

(i)	corrected the 2003 beginning balances of Statement of Stockholders’ Deficit.
      The restatement narrative below includes only the 2003 and 2004 audited amounts as well as the impact of prior period restatement amounts on the beginning accumulated deficit at January 1, 2003. The letters above correspond to the restatement adjustments in the accompanying tables.

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)
      The significant restatement adjustments are outlined below.

(a)	Embedded Derivative
      In January 2006, while reviewing all debt and equity related transactions, the Company discovered that the 8.0% Bridge Loan Agreement (2003 Bridge Notes) it entered into in 2003 contained a provision that required a portion of the 2003 Bridge Notes to be recorded as an embedded derivative. Embedded within the 2003 Bridge Notes was a requirement that in the event the Company was liquidated, including a sale or merger, prior to the conversion of the notes to equity, the note holders would receive a liquidation preference of 3 times the original principal amount invested. In effect, the liquidation preference is considered to be a contingently exercisable put option that is not clearly and closely related to the debt host instrument. The Company has determined that the liquidation preference (“put”) in the 2003 Bridge Note is an embedded derivative, which under SFAS 133 is required to be bifurcated and accounted for as a freestanding derivative at fair value. Therefore, the Company allocated the estimated fair value of $1,509,200 of the total proceeds received upon the issuance of the 2003 Bridge Notes to this put feature and has classified it as a liability on the balance sheet. The residual amount of the proceeds was allocated to the 2003 Bridge Notes. The resulting discount on the 2003 Bridges Notes was accreted over the life of the notes, which resulted in a restatement of interest expense in 2003. At December 31, 2003, the put feature was marked to estimated fair value based on an independent valuation commissioned by the Company, resulting in a gain of $638,508. Upon the conversion of the 2003 Bridge Notes into the Series C-1 preferred stock in March 2004, the put feature was no longer outstanding and the remaining fair value of the put feature was recorded as a gain of $870,692. The impact of correcting the embedded derivative accounting on the statement of operations was an increase in interest expense of $1,509,200 in 2003, and derivative gains on the put of $638,508 and $870,692, for the years ended December 31, 2003 and 2004, respectively.

(b)	Preferred Stock Warrants Subject to Mandatory Redemption
      The Company determined that in 2003 it had incorrectly determined the fair value of the preferred stock warrants, which were classified as liabilities upon the adoption of SFAS 150. The correction of this error resulted in the recording of a cumulative effect benefit of a change in accounting principle of $266,989 in the statement of operations for the year ended December 31, 2003. The Company had not previously recorded a cumulative effect adjustment upon the adoption of SFAS 150. In addition, the previously recorded interest expense in 2004 of $436,716 related to the change in fair value of the preferred stock warrants was reversed and the Company recorded an adjustment to preferred stock warrant gain of $9,278 in 2003 and $128,465 in 2004. Preferred stock warrants issued in connection with debt in 2002 and 2003 changed the value of the debt discount related to these offerings. The change in debt discount reduced interest expense by $74,632 in 2003. In 2004, the amortization of debt discount increased interest expense by $185,921.

(c)	Stock-Based Compensation
      The retrospective valuation of the Company’s various equity instruments in February 2006 revealed that certain employee stock options issued in 2004 had been granted at less than fair market value. The Company recorded $205,668 of deferred stock-based compensation for all grants during 2004 of which $39,483 of employee stock-based compensation expense was recorded for the year ended December 31, 2004.

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)

(d)	Severance Accounting
      As a result of a correction of the Company’s accounting for severance costs to be in compliance with the principles contained in SFAS 146, the Company increased its accrual and related severance expense by $191,219 for the year ended December 31, 2004. Prior to this correction, severance costs were expensed as they were paid.

(e)	Accrual of Cost and Expenses
      As part of the restatement, the Company analyzed all accrued expenses and recorded a reduction in expense of $5,553 for the year ended December 31, 2003. Expenses of $37,067 were recorded for the year ended December 31, 2004. The increased expense in 2004 related to $54,606 of clinical study expenses, offset by $17,539 of other accrual differences. In 2004, clinical study expenses were recorded based on date of invoice receipt rather than when the services were rendered.

(f)	Cash and Investments
      As of December 31, 2004, the Company reclassified $3,674,007 of investments previously recorded as a cash equivalent to short-term investments as the original maturity date of these investments exceeded 90 days. In addition, $2,854 was reclassified from cash to prepaid expenses.

(g)	Beneficial Conversion Feature
      The Company corrected an error to record the beneficial conversion feature of $296,747 in 2003 resulting from the change in the Series A and Series B preferred stock conversion price from $1.00 and $3.00, respectively, to $0.898 and $2.6571. The adjustment to the conversion feature resulted from weighted average anti-dilution protection. The conversion price adjustment was initially to be amortized from the date of the adjustment until June 2006, the date the Series A and Series B preferred stockholders had a non-mandatory redemption right. In the first quarter of 2004, in connection with the Series C and C-1 preferred stock financings, Series A and B preferred stock were amended to remove the redemption right. At that time the remaining beneficial conversion feature was amortized. For the years ended December 31, 2003 and 2004, the amortization of the preferred stock beneficial conversion feature was $44,941 and $251,806, respectively.

(h)	Other Miscellaneous Items
      The Company identified and corrected other miscellaneous items during its current evaluation of its accounting policies. In addition, other known corrections that were previously not recorded by the Company, as their effects were not material individually or in the aggregate, were recorded. Included in the adjustments are the following reclassifications: $100,709 of warehouse and distribution costs in 2004 reclassified from sales and marketing to cost of goods sold; patent expenses of $107,993 and $136,105 in 2003 and 2004, respectively, reclassified from general and administrative to research and development; $78,750 in 2004 reclassified from general and administrative to sales and marketing for recruiting-related expenses; $25,976 of government grant proceeds reclassified to research and development from other, net in 2003; and non-cash interest expense on the 2003 statement of cash flows did not include $445,671 of interest expense accrued during 2003 or $214,062 in amortization of debt discount. In addition, in 2004, $85,849 of related party receivables was reclassified from long-term to short-term.

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)

(i)	Effect on Beginning Stockholder’s Deficit
      The restatement adjustments decreased the Company’s beginning accumulated deficit as of December 31, 2002 (presented in the statements of stockholder’s deficit) from $13,302,375 as previously reported to $14,147,601 as restated. The $1,020,560 reduction in stockholders’ deficit from ($13,119,512) to ($14,140,072) related to the recording of a deemed dividend to Series B preferred stock for $951,208. The offset to this increase in Series B preferred stock was a $175,334 and $775,874 reduction in additional paid-in capital and accumulated deficit, respectively. The remaining reduction in stockholders’ deficit of $69,352 consists of $3,631 of interest expense recognized from amortizing the debt discount on convertible securities, and $87,639 for errors related to various accruals and expenses offset by a $21,918 increase due to corrections for the valuation of common stock warrants.

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)
      The following table presents the effect of the restatement on the balance sheet:

	December 31, 2004

	As Previously		Adjustment
	Reported	Adjustments	Description	As Restated

Assets
Current assets:
Cash and cash equivalents	$5,935,131	$(3,676,861)	(f)	$2,258,270
Short-term investments	2,500,000	3,674,007	(f)	6,174,007
Trade receivables, less allowances for doubtful accounts of $11,910	274,008	—		274,008
Related-party receivables	55	73,725	(e)(h)	73,780
Inventories	415,563	—		415,563
Prepaid expenses	—	96,474	(f)(h)	96,474
Other current assets	98,220	(93,621)	(h)	4,599

Total current assets	9,222,977	73,724		9,296,701
Related-party and other receivables	85,849	(85,849)	(h)	—
Machinery and equipment, net	343,266	18,671	(h)	361,937

Total assets	$9,652,092	$6,546		$9,658,638

Liabilities, Convertible Participating Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$106,108	$—		$106,108
Accrued expenses	550,781	(79,872)	(e)(h)	470,909
Accrued payroll and related expenses	—	397,144	(d)(e)	397,144

Total current liabilities	656,889	317,272		974,161
Preferred stock warrants subject to redemption	436,716	(342,432)	(b)	94,284

Total liabilities	1,093,605	(25,160)		1,068,445

Convertible participating preferred stock:
Series A, $0.01 par value. Authorized 775,000 shares; issued and outstanding 750,000 shares	777,743	(30,363)	(g)	747,380
Series B, $0.01 par value. Authorized 4,500,000 shares; issued and outstanding 4,185,411 shares	12,759,358	748,103	(g)(i)	13,507,461
Series C, $0.01 par value. Authorized 9,500,000 shares; issued and outstanding 7,615,675 shares	18,723,137	—		18,723,137
Series C-1, $0.01 par value. Authorized 2,940,000 shares; issued and outstanding 2,498,833 shares	6,230,879	—		6,230,879

Total convertible participating preferred stock	38,491,117	717,740		39,208,857

Common stockholders’ deficit:
Undesignated stock, $0.01 par value. Authorized 2,000,000 shares, none outstanding	—	—		—
Common stock $0.01 par value. Authorized 21,500,000 shares; issued and outstanding 821,712 shares	8,217	—		8,217
Additional paid-in capital	787,276	(134,668)	(c)(g)(i)	652,608
Deferred stock based compensation	—	(166,185)	(c)	(166,185)
Accumulated deficit	(30,728,123)	(385,181)	(i)	(31,113,304)

Total common stockholders’ deficit	(29,932,630)	(686,034)		(30,618,664)

Total liabilities, convertible participating preferred stock and stockholders’ deficit	$9,652,092	$6,546		$9,658,638

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)
      The following table presents the effect of the restatement on the statement of operations:

	December 31, 2003

	As Previously		Adjustment
	Reported	Adjustments	Description	As Restated

Net sales	$368,201	$—		$368,201
Cost of sales	412,316	—		412,316

Gross margin	(44,115)	—		(44,115)

Operating expenses:
Research and development	3,224,338	76,566	(e)(h)	3,300,904
General and administrative	2,120,669	(117,713)	(e)(h)	2,002,956
Sales and marketing	2,327,608	5,108	(e)	2,332,716

Total operating expenses	7,672,615	(36,039)		7,636,576

Loss from operations	(7,716,730)	36,039		(7,680,691)
Other income (expense):
Interest income	32,147	—		32,147
Interest expense	(1,225,167)	(1,434,568)	(a)(b)	(2,659,735)
Put option gain	—	638,508	(a)	638,508
Preferred stock warrant gain	—	9,278	(b)	9,278
Other, net	12,515	(30,487)	(e)(h)	(17,972)

Total other income (expense)	(1,180,505)	(817,269)		(1,997,774)
Loss before cumulative effect of change in accounting principle	(8,897,235)	(781,230)		(9,678,465)
Cumulative effect of change in accounting principle	—	266,989	(b)	266,989

Net loss	(8,897,235)	(514,241)		(9,411,476)
Amortization of beneficial conversion feature of Series A and B preferred stock	—	(44,941)	(g)	(44,941)

Net loss attributable to common stockholders	$(8,897,235)	$(559,182)		$(9,456,417)

Basic and diluted net loss per common share before cumulative effect of change in accounting principle	$(10.75)	$(0.99)		$(11.74)
Cumulative effect of change in accounting principle	—	0.32		0.32

Basic and diluted net loss per common share	$(10.75)	$(0.67)		$(11.42)

Basic and diluted weighted average common shares outstanding	827,819	827,819		827,819

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)
      The following table presents the effect of the restatement on the statement of operations:

	December 31, 2004

	As Previously		Adjustment
	Reported	Adjustments	Description	As Restated

Net sales	$944,816	$—		$944,816
Cost of sales	687,818	102,987	(e)(h)	790,805

Gross margin	256,998	(102,987)		154,011

Operating expenses:
Research and development	2,093,510	188,370	(c)(e)(h)	2,281,880
General and administrative	2,218,856	(70,580)	(c)(d)(e)(h)	2,148,276
Sales and marketing	3,947,074	92,373	(c)(e)(h)	4,039,447

Total operating expenses	8,259,440	210,163		8,469,603

Loss from operations	(8,002,442)	(313,150)		(8,315,592)

Other income (expense):
Interest income	169,072	—		169,072
Interest expense	(676,915)	250,795	(b)	(426,120)
Put option gain	—	870,692	(a)	870,692
Preferred stock warrant gain	—	128,465	(b)	128,465
Other, net	(25,761)	45,017	(h)	19,256

Total other income (expense)	(533,601)	1,294,969		761,365

Net loss	(8,536,046)	981,819		$(7,554,227)
Amortization of beneficial conversion feature of Series A and B preferred stock	—	(251,806)	(g)	(251,806)

Net loss attributable to common stockholders	$(8,536,046)	$730,013		$(7,806,033)

Basic and diluted net loss per common share	$(7.13)	$0.61		$(6.52)

Basic and diluted weighted average common shares outstanding	1,196,366	1,196,366		1,196,366

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)
      The following table presents the effect of the restatement on the statement of cash flows:

	Year Ended December 31, 2003

	As Previously		Adjustment
	Reported	Adjustments	Description	As Restated

Cash flows from operating activities:
Net loss	$(8,897,235)	$(514,241)		$(9,411,476)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	83,395	—		83,395
Put option gain	—	(638,508)	(a)	(638,508)
Preferred stock warrant gain	—	(9,278)	(b)	(9,278)
Bad debt expense	—	6,000	(h)	6,000
Non-cash interest expense	427,385	2,103,266	(a)(b)(h)	2,530,651
Cumulative effect of change in accounting principle	—	(266,989)	(b)	(266,989)
Change in operating assets and liabilities:
Trade receivables	(127,547)	(6,000)	(h)	(133,547)
Related-party receivables	10,308	—		10,308
Inventories	(171,634)	—		(171,634)
Prepaid expenses	—	59,562	(e)(h)	59,562
Other current assets	279,379	(279,379)	(e)	—
Accounts payable	137,978	41,861	(e)	179,839
Accrued expenses	895,860	(756,528)	(d)(e)	139,332
Accrued payroll and related expenses	—	94,191	(d)	94,191

Net cash used in operating activities	(7,362,111)	(166,043)		(7,528,154)

Cash flows from investing activities:
Purchases of machinery and equipment	(197,916)	—		(197,916)
Sales of machinery and equipment	13,463	—		13,463

Net cash used in investing activities	(184,453)	—		(184,453)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,000,000	—		1,000,000
Increase in deferred offering costs	(169,235)	169,235	(h)	—
Proceeds from stock options exercised	67,958	—		67,958
Proceeds from convertible notes payable	5,356,766	17,696	(g)	5,374,462
Refund of odd shares	(17)	17	(h)	—
Repayments on long-term debt	(38,085)	(20,905)	(g)	(58,990)

Net cash provided by financing activities	6,217,387	166,043		6,383,430

Net decrease in cash and cash equivalents	(1,329,177)	—		(1,329,177)
Cash and cash equivalents:
Beginning of year	2,181,759	—		2,181,759

End of year	$852,582	$—		$852,582

Supplemental disclosure:
Interest paid	$138,049	$(8,965)	(h)	$129,084
Noncash investing and financing activities:
Value of common stock warrants issued with debt	142,300	86,835	(b)	229,135
Value of common stock warrants issued for debt modification	—	144,948	(b)	144,948
Value of preferred stock warrants issued for debt guarantee	294,093	(138,786)	(b)	155,307

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)
      The following table presents the effect of the restatement on the statement of cash flows:

	Year Ended December 31, 2004

	As Previously		Adjustment
	Reported	Adjustments	Description	As Restated

Cash flows from operating activities:
Net loss	$(8,536,046)	$981,819		$(7,554,227)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	111,204	1		111,205
Stock-based compensation	153	39,330	(c)	39,483
Put option gain	—	(870,692)	(a)	(870,692)
Preferred stock warrant gain	—	(128,465)	(b)	(128,465)
Allowance for doubtful accounts	—	14,310	(h)	14,310
Non-cash interest expense	706,506	(368,780)	(b)	337,726
Change in operating assets and liabilities:
Trade receivables	(146,461)	(14,310)	(h)	(160,771)
Related-party receivables	78,799	(22,150)	(e)(h)	56,649
Inventories	(128,063)	—		(128,063)
Prepaid expenses	—	(3,435)	(f)(h)	(3,435)
Other current assets	(6,577)	1,978	(h)	(4,599)
Accounts payable	(69,440)	(41,861)	(e)(h)	(111,301)
Accrued expenses	(166,616)	(27,082)	(e)(h)	(193,698)
Accrued payroll and related expenses	—	267,262	(d)(h)	267,262

Net cash used in operating activities	(8,156,541)	(172,075)		(8,328,616)

Cash flows from investing activities:
Purchase of short-term investments	(2,500,000)	(3,674,007)	(f)	(6,174,007)
Purchases of machinery and equipment	(159,895)	—		(159,895)

Net cash used in investing activities	(2,659,895)	(3,674,007)		(6,333,902)

Cash flows from financing activities:
Proceeds from stock options exercised	4,895	692	(h)	5,587
Proceeds from sale of Series C and C-1 preferred stock net of financing costs and note conversion	18,407,057	169,926	(h)	18,576,983
Repayments on long-term debt	(2,512,967)	(1,397)	(h)	(2,514,364)

Net cash provided by financing activities	15,898,985	169,221		16,068,206

Net increase in cash and cash equivalents	5,082,549	(3,676,861)	(f)	1,405,688
Cash and cash equivalents:
Beginning of year	852,582	—		852,582

End of year	$5,935,131	$(3,676,861)		$2,258,270

Supplemental disclosure:
Interest paid	$272,124	$(183,730)	(b)(h)	$88,394
Noncash investing and financing activities:
Conversion of notes payable to Series C-1 preferred stock	6,049,462	(169,926)	(h)	5,879,536
Conversion of interest payable to Series C-1 preferred stock	497,497	—		497,497

(3)	Liquidity and Capital Resources
      The Company incurred net losses of $9,411,476, $7,554,227, $7,021,200, and $3,054,076 and negative cash flows from operating activities of $7,528,154, $8,328,616, $6,553,748, and $2,110,226 (unaudited) for the years ended December 31, 2003, 2004 and 2005 and for the three months ended March 31, 2006, respectively. The Company has primarily financed operations since inception through proceeds from issuance of convertible

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)
participating preferred stock, proceeds from convertible short-term notes payable, long-term debt and, to a lesser extent, sales of its Pillar Systems.
      In March 2005, the Company obtained a $5.0 million loan facility for general corporate purposes from Lighthouse Capital Partners (Lighthouse). On December 30, 2005, the Company drew $2.0 million of the loan facility as required by the Lighthouse loan agreement. On February 28, 2006, the Company drew $1.0 million against the Lighthouse loan facility. On March 3, 2006, the agreement was amended to increase the commitment amount from $5.0 million to $8.0 million. Provisions of the Lighthouse loan agreement are described in note 6.
      As of December 31, 2005 and March 31, 2006, the Company had total cash and cash equivalents of $3,396,577 and $3,463,537 (unaudited) and short-term investments of $247,734 and $797,717 (unaudited), respectively. Based upon the anticipated working capital requirements, the Company will be required to raise capital to maintain operations at current and anticipated levels through 2006. During the first quarter of 2006, the Company will initiate efforts to raise up to $50 million to finance current operations and provide for general corporate purposes, including expanding domestic and international marketing and sales organizations and programs, increasing product development efforts and increasing the Company’s clinical study initiatives. The Company’s future capital requirements will depend upon a number of factors, including, but not limited to the amount of cash generated by operations, competitive and technological developments and the rate of growth of the business. Although the Company has been successful in raising funds in the past, there is no assurance that any such financings or borrowings can be obtained in the future on terms acceptable to the Company. In the event that the Company is unable to raise capital in the near term, the Company believes cash, cash equivalents, investments and cash provided by operating activities, together with the Lighthouse loan facility, will be sufficient to fund working capital and capital resource needs through at least 2006, if reductions are made to its expansion plans for sales and marketing programs and limitations are made to product development and clinical study initiatives.

(4)	Machinery and Equipment
      Machinery and equipment consists of the following as of December 31, 2004 and 2005:

	2004		Estimated
	(Restated)	2005	useful lives

Furniture and office equipment	$54,256	$79,156	5 years
Computer hardware and software	209,115	302,481	3 years
Production and production support equipment	325,722	415,379	5 years
Leasehold improvements	12,956	21,256	4 years

	602,049	818,272
Less accumulated depreciation and amortization	(240,112)	(392,363)

	$361,937	$425,909

      Depreciation expense was $83,395, $111,205 and $169,256 for the years ended December 31, 2003, 2004 and 2005, respectively. At December 31, 2005, the cost and accumulated amortization of assets under capital leases was $24,899 and $1,459, respectively.

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)

(5)	Accrued Expenses
      Accrued expenses consist of the following as of December 31, 2004 and 2005 and March 31, 2006:

			March 31,
	2004		2006
	(Restated)	2005	(unaudited)

Clinical trials	$244,351	$186,325	$197,436
Legal and accounting	26,000	12,000	637,273
Other	200,558	447,126	398,725

	$470,909	$645,451	$1,233,434

(6)	Long-Term Debt
      Long-term debt consists of the following as of December 31, 2004 and 2005 and March 31, 2006:

			March 31,
			2006
	2004	2005	(unaudited)

Loan dated December 30, 2005 (interest at prime plus 3% maturing December 2008), net of $67,052 debt discount at December 31, 2005 and $100,697 at March 31, 2006 (unaudited)	$—	$1,932,948	$5,899,303
Capital lease for marketing equipment entered into October 1, 2005 (interest at 9.35% maturing September 2009)	—	23,599	22,272
Capital lease for leasehold improvements entered into March 24, 2006 (interest at 14.33% maturing March 2010)	—	—	31,582

	—	1,956,547	5,953,157
Less current portion, net of $22,351 debt discount at December 31, 2005 and $36,579 at March 31, 2006 (unaudited)	—	(337,536)	(1,499,956)

Total long-term debt	$—	$1,619,011	$4,453,201

      Future long-term debt payments as of December 31, 2005 are:

2006	$359,887
2007	774,174
2008	884,134
2009	5,404

$2,023,599

      In March 2005, the Company entered into a term debt facility with Lighthouse with maximum principal drawdown of $5.0 million. The Company drew down $2.0 million on December 30, 2005. On February 28, 2006, the Company drew $1.0 million against the Lighthouse loan facility. On March 3, 2006, the agreement was amended to increase the

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)
commitment amount from $5.0 million to $8.0 million. The Company drew $3.0 million (unaudited) against the amended Lighthouse loan facility on March 30, 2006. As of March 31, 2006, the unfunded portion of the loan facility was $2.0 million (unaudited) which the Company may draw on until June 30, 2006.
      Borrowings under the agreement bear interest at the lender’s prime rate plus 3.0%, with monthly interest-only payments from the time of funding until June 30, 2006. Beginning on July 1, 2006, each draw will be amortized over 30 consecutive monthly payments of principal and interest, with an additional final payment in an amount equal to 5% of the original loan principal due by December 31, 2008. The 5% final payment will be recognized ratably as interest expense from the date of the draw down over the remaining term of the loan. Lighthouse has a perfected first position lien on all of the Company’s assets, including intellectual property. The security interest in the intellectual property will be released if the Company raises a minimum of $20.0 million of additional equity in an initial public offering, or a minimum of $10.0 million of preferred equity in a subsequent round of private financing.
      An initial warrant to purchase 95,420 shares of Series C-1 preferred stock was issued on March 23, 2005, which represented 5.0% of the $5.0 million loan facility divided by the exercise price of $2.62 per share. For each draw down by the Company, Lighthouse will receive warrants to purchase the number of shares of Series C-1 preferred stock equal to 4.0% of the amount of each draw up to the $5.0 million original commitment, divided by the warrant exercise price of $2.62 per share. These warrants will be physically delivered on June 30, 2006. As additional consideration for the expanded loan commitment in March 2006, Lighthouse received 103,053 Series C-1 preferred stock warrants. An aggregate of 30,534 Series C-1 preferred stock warrants may be issued to Lighthouse subsequent to March 31, 2006. As of March 31, 2006, the Company was in compliance with all of the covenants in the credit agreement, which include maintaining all collateral in good condition, providing monthly financial results and keeping Lighthouse informed of Company events.
      As further discussed in note 11, the Series C-1 preferred stock warrants are classified as liabilities under preferred stock warrants subject to redemption. The Series C-1 warrants issued in March 2005 upon entering into the agreement and in March 2006 when the agreement was amended resulted in non-cash debt issuance costs of $101,645 and $272,857, respectively, are being amortized over the term of the debt on a straight-line basis. The $2.0 million funding on December 30, 2005 and $1.0 million amount on February 28, 2006 resulted in a $67,175 and $40,423 discount, respectively, on the Lighthouse loan related to the warrants to be delivered on June 30, 2006, which will be recognized using the effective-interest method.

(7)	Income Taxes
      The Company has incurred net operating losses since inception. The Company has not reflected any benefit of such net operating loss carry forwards in the accompanying financial statements.

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)
      The income tax expense benefit differed from the amount computed by applying the U.S. federal income tax rate of 34% to income before income taxes from continuing operations excluding stock-based compensation items which are allocated to equity as a result of the following:

	2003	2004
	(Restated)	(Restated)	2005

Computed “expected” tax benefit	(34.0)%	(34.0)%	(34.0)%
State income tax	(1.7)	(1.8)	(1.7)
Nondeductible expenses	4.4	1.6	3.1
Research and development credit	(0.9)	(1.2)	(0.8)
Change in tax rate apportionment	3.0	—	—
Other	—	—	0.1
Change in valuation allowance	29.2%	35.4%	33.3%

	—%	—%	—%

      The tax effect of temporary differences that give rise to significant portions of the deferred tax assets as of December 31 is presented below:

	2003	2004
	(Restated)	(Restated)	2005

Deferred tax assets (liabilities):
Reserves and accruals	$26,688	$42,616	$94,997
Machinery and equipment	20,278	1,549	(5,669)
Net operating loss carryforwards	6,108,798	9,520,945	12,131,215
Start-up costs	1,944,172	1,419,859	895,545
Bifurcated derivative	312,413	—	—
Deferred stock compensation	—	14,166	214,951
Research carry forward credit	80,634	168,496	223,224

Total gross deferred tax assets	8,492,983	11,167,631	13,554,263
Valuation allowance	(8,492,983)	(11,167,631)	(13,554,263)

Net deferred tax assets	$—	$—	$—

      The valuation allowance for deferred tax assets as of December 31, 2003, 2004, and 2005 was $8,492,983, $11,167,631 and $13,554,263, respectively. The net change in the total valuation allowance for the years ended December 31, 2004 and 2005 was an increase of $2,674,648 and $2,386,632, respectively.
      In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible.
      Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Company will not realize the benefits of these deductible differences. Accordingly, the Company has provided a valuation allowance against the net deferred tax assets as of December 31, 2004 and 2005.

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)
      As of December 31, 2005, the Company has federal and state net operating loss and research and development credit carry forwards of approximately $31.9 million and $220,000 respectively. The net operating loss and tax credit carry forwards, if unutilized, will expire in the years 2019 through 2022. The Company has a valuation allowance from net operating loss carryforwards of $49,725 which when utilized the benefit will be recorded to additional paid-in capital instead of the statement of operations.
      Federal tax laws impose significant restrictions on the utilization of net operating loss carry forwards in the event of a change in ownership of the Company, as defined by the Internal Revenue Code Section 382. The Company’s net operating loss carry forwards may be subject to the above limitations.

(8)	Common Stockholder Equity
      The Company has 821,712 shares, 855,676 shares and 855,926 shares (unaudited), respectively, of common stock outstanding at December 31, 2004 and 2005 and March 31, 2006.
      The holders of the Company’s common stock are generally entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights. Holders of the Company’s common stock are entitled to receive proportionally any dividends declared by the Company’s board of directors, subject to any preferential dividend rights of outstanding preferred stock.
      In the event of the Company’s liquidation or dissolution, holders of the Company’s common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of the Company’s common stock have no preemptive, subscription, redemption or conversion rights.

(9)	Participating Convertible Preferred Stock
      The Company has 750,000, 4,185,411, 7,615,675 and 2,498,833 shares (unaudited), respectively, of Series A, Series B, Series C and Series C-1 participating convertible preferred stock outstanding at December 31, 2004 and 2005 and March 31, 2006.
      The Company sold the Series C preferred stock in the first quarter of 2004 with proceeds of $18,723,137, net of financing expenses. The Series C-1 preferred stock also was issued in the first quarter of 2004 upon the conversion of outstanding debt and accrued interest, collectively aggregating $6,230,879, net of financing expenses. As of December 31, 2005, the terms of the various classes of the Company’s preferred stock are as follows:

(a)	Redemption Rights
      No class of preferred stock has redemption rights.

(b)	Liquidation Preferences
      Series C has senior liquidation rights of $5.24 per share prior to Series C-1’s liquidation preference of $5.24 per share, and prior to the combined Series A and Series B pari passu liquidation preference of $1.00 and $3.00 per share, respectively. After all of the above liquidation preferences have been paid, any remaining liquidation proceeds are paid to common stockholders and all classes of preferred stock on an as-if converted basis. However, Series A, B, C and C-1 preferred stockholders are limited to aggregate liquidation proceeds of $3.00,

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)
$9.00, $7.86 and $7.86, respectively, per share, with the remaining proceeds paid to common stockholders.
      A liquidation of the Company includes the sale, transfer, exclusive licensing or other disposition of all or substantially all of the Company’s assets or intellectual property; the merger or consolidation of the Company with another entity gaining more than 50% ownership; or a liquidation, dissolution or winding down of the Company. As the preferred stockholders have the majority of the voting rights and seats on the board of directors, the liquidation of the Company is outside of the control of the Company. Therefore, the Company has classified its issued and outstanding preferred stock outside of permanent equity for accounting purposes.

(c)	Dividends
      Series C and C-1 preferred stockholders are entitled to a non-cumulative dividend of $0.21 per annum (8%) prior to the payment of dividends on Series A and B preferred stock and common stock. After the payment of the Series C and C-1 preferred stock dividend and prior to the payment of dividends to common stockholders, Series A and B preferred stock are entitled to a non-cumulative dividend of $0.08 and $0.24 per annum (8% for each class), respectively. After all preferred stock dividend preferences have been paid, the common stockholders participate with preferred stockholders on an as-if converted basis.

(d)	Anti-dilution Rights
      If the Company issues equity or convertible instruments that are not subject to defined carve out provisions below the then applicable conversion price for each preferred stock series, the conversion price to common stock will be adjusted on a weighted average basis.

(e)	Conversion Rights
      All classes of the Company’s preferred stock are convertible into common stock at the option of the holder. As noted above, the conversion price of all outstanding preferred stock issuances is subject to weighted average antidilution protection. During 2003, the conversion price of Series A and Series B preferred stock was adjusted from $1.00 and $3.00 per share to $0.898 and $2.6571, respectively, as a result of the anti-dilution provision. This adjustment resulted in a beneficial conversion feature of $296,747 that was initially amortized from the date of the adjustments until June 2006, the date the Series A and B preferred stockholders had a non-mandatory redemption right. In the first quarter of 2004 in connection with the Series C and C-1 financings, the Series A and B preferred stock were amended to remove the redemption right. At that time, the remaining unamortized beneficial conversion feature was amortized. For the years ended December 31, 2003 and 2004, the amortization of the preferred stock beneficial conversion feature was $44,941 and $251,806, respectively. At December 31, 2005, Series A, Series B, Series C and Series C-1 preferred stock were convertible into 417,594, 2,362,770, 3,807,837 and 1,249,416 shares of common stock, respectively. At December 31, 2005, the conversion price of Series A, Series B, Series C and Series C-1 preferred stock was $0.898, $2.6571, $2.62 and $2.62, respectively.
      Under the Company’s current certificate of incorporation, all classes of preferred stock are automatically convertible into common stock upon a qualified initial public offering at a price of not less than $7.86 per share (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), resulting in gross proceeds to the Company of at least $20 million (after deducting underwriters expenses and commissions). See footnote 17

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)
to these financial statements for a description of how these automatic conversion terms for the preferred stock may change in the future.

(f)	Voting Rights
      Preferred stockholders have the same voting rights as common stockholders. Preferred stockholders have one vote for each share of common stock into which such holder’s shares of preferred stock are convertible, as determined by the then current conversion price. As a result of the preferred stockholders’ board of directors’ representation and voting rights, they effectively control the affairs of the Company, including its liquidation.

(g)	Investor Rights Agreement
      The Company granted registration rights to the holders of its preferred stock and to certain holders of warrants to purchase its preferred stock, pursuant to the terms of the Investors’ Rights Agreement dated January 28, 2004 (Investors’ Rights Agreement). The registration rights described in the Investors’ Rights Agreement are subject to customary restrictions such as minimums, blackout periods and, if a registration is underwritten, any limitations on the number of shares to be included in the underwritten offering imposed by the managing underwriter. The Investors Rights Agreement also contains customary indemnification and contribution provisions.
      Pursuant to the Investors’ Rights Agreement, holders of the Company’s preferred stock have the right of first offer in future sales by the Company of any of its stock, except for (a) the issuance or sale of shares of common stock or options to employees, directors, consultants and other service providers for the primary purpose of soliciting or retaining their services pursuant to plans or agreements approved by the Company’s board of directors; (b) the issuance of securities pursuant to a bona fide, firmly underwritten public offering of shares of registered common stock, (c) the issuance of securities pursuant to the conversion or exercise of convertible or exercisable securities, (d) the issuance of securities in connection with a bona fide business acquisition of or by the Company, whether my merger, consolidation, sale of assets, sale or exchange of stock or otherwise, (e) the issuance and sale of Series C preferred stock pursuant to the Series C/C-1 Agreement, or (f) the issuance of warrants to purchase up to an aggregate of 200,000 shares of Series C-1 preferred stock with a per share exercise price equal to at least the fair market value as of the date of issue.
      Pursuant to the Investors’ Rights Agreement and the Company’s certificate of incorporation, (a) holders of shares of common stock are entitled to elect one director, (b) holders of the Company’s Series A preferred stock are entitled to elect one director, (c) holders of the Company’s Series B preferred stock are entitled to elect one director, (d) holders of the Company’s Series C and Series C-1 preferred stock, voting together, are entitled to elect two directors, (e) the holders of the Company’s common stock and Series A preferred stock, voting together, are entitled to elect one director, and (f) holders of the Company’s preferred stock, voting together, are entitled to elect one director. Upon the vote of a majority of the outstanding Series C and Series C-1 preferred stock, the holders of such shares are entitled to elect an additional two directors. The voting rights under the voting agreement terminate upon the consummation of the Company’s sale of its common stock or other securities pursuant to a registration statement under the Securities Act of 1933, as amended, or a Deemed Liquidation Event (as defined in the Company’s certificate of incorporation).

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)

(h)	First Refusal and Co-Sale Agreement
      Pursuant to the terms of the First Refusal and Co-Sale Agreement dated February 28, 2004 by and among the Company, its founders and its preferred stockholders (the Co-Sale Agreement), the Company and its preferred stockholders, if and to the extent the Company waives its right of first refusal, have a right of first refusal with respect to any shares of capital stock of the Company proposed to be sold by the Company’s founders, with a right of oversubscription for preferred stockholders of shares unsubscribed by the other preferred stockholders. Before any founder may sell capital stock that is not otherwise purchased by the Company or its preferred stockholders pursuant to the right of first refusal, the founder must also give the preferred stockholders an opportunity to participate in such sale on a basis proportionate to the amount of securities held by the founder and those held by the participating preferred stockholders. All rights under the right of first refusal and co-sale agreement terminate upon the consummation of the Company’s sale of its common stock or other securities pursuant to a registration statement under the Securities Act of 1933, as amended, or a Deemed Liquidation Event (as defined in the Company’s certificate of incorporation).
      Preferred stock activity was as follows:

	Series A		Series B		Series C

	Shares	Amount	Shares	Amount	Shares	Amount

Balance, December 31, 2002	750,000	$747,380	4,185,411	$13,507,461	—	$—
Beneficial conversion feature	—	(42,596)	—	(254,151)	—	—
Amortization of beneficial conversion feature	—	4,636	—	40,305	—	—

Balance, December 31, 2003	750,000	709,420	4,185,411	13,293,615	—	—
Issued, net of issuance costs	—	—	—	—	7,615,675	18,723,137
Amortization of beneficial conversion feature	—	37,960	—	213,846	—	—

Balance, December 31, 2004	750,000	747,380	4,185,411	13,507,461	7,615,675	18,723,137

Balance, December 31, 2005	750,000	747,380	4,185,411	13,507,461	7,615,675	18,723,137

Balance, March 31, 2006 (unaudited)	750,000	$747,380	4,185,411	$13,507,461	7,615,675	$18,723,137

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)

	Series C-1		Total

	Shares	Amount	Shares	Amount

Balance, December 31, 2002	—	$—	4,935,411	$14,254,841
Beneficial conversion feature	—	—	—	(296,747)
Amortization of beneficial conversion feature	—	—	—	44,941

Balance, December 31, 2003	—	—	4,935,411	14,003,035
Issued, net of issuance costs	2,498,833	6,230,879	10,114,508	24,954,016
Amortization of beneficial conversion feature	—	—	—	251,806

Balance, December 31, 2004	2,498,833	6,230,879	15,049,919	39,208,857

Balance, December 31, 2005	2,498,833	6,230,879	15,049,919	39,208,857

Balance, March 31, 2006 (unaudited)	2,498,833	$6,230,879	15,049,919	$39,208,857

(10)	Stock Options
      The Company has adopted the Restore Medical, Inc. 1999 Omnibus Stock Plan (the Plan) that includes both incentive stock options and nonqualified stock options to be granted to employees, officers, consultants, independent contractors, directors, and affiliates of the Company. At December 31, 2005, 1,937,500 shares have been authorized for issuance under this plan. Incentive stock options must be granted at an exercise price not less than the fair market value of the common stock on the grant date. The options granted to participants owning more than 10% of the Company’s outstanding voting stock must be granted at an exercise price not less than 110% of fair market value of the common stock on the grant date. The options expire on the date determined by the Company’s board of directors, but may not extend more than 10 years from the grant date, while incentive stock options granted to participants owning more than 10% of the Company’s outstanding voting stock expire five years from the grant date.
      In 2003 and 2004 stock option grants vested 25% on the first anniversary of the date of grant, and 25% each year thereafter. The vesting period was modified in 2005 such that currently outstanding stock options and new stock option grants vest 25% on the first anniversary of the grant date, with the balance of the shares vesting monthly over the next 3 years thereafter.
      At March 31, 2006, shares issued and shares available are as follows:

Shareholder
Approved
Plans

Shares issuable under outstanding awards	1,384,698
Shares available for future issuance	446,872

Total	1,831,570

Average exercise price for outstanding options	$1.09

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)
      Stock option activity was as follows:

				Weighted
	Shares	Shares	Weighted	Average
	Available for	Under	Average	Fair
	Grant	Options	Exercise Price	Value

Balance, December 31, 2002	513,462	421,100	$1.05
Granted	(148,100)	148,100	1.10	$0.32
Exercised	—	(64,325)	1.06
Cancelled	2,188	(2,188)	1.10

Balance, December 31, 2003	367,550	502,687	1.06

Granted	(525,875)	525,875	1.10	$1.36
Exercised	—	(4,450)	1.10
Cancelled	137,748	(137,748)	1.10

Balance, December 31, 2004	(20,577)	886,364	1.08

Authorized	1,000,000	—
Granted	(584,700)	584,700	1.10	$5.18
Exercised	—	(33,967)	1.10
Cancelled	31,483	(31,483)	1.10

Balance, December 31, 2005	426,206	1,405,614	1.09

Authorized (unaudited)	—	—	—	—
Granted (unaudited)	—	—	—	—
Exercised (unaudited)	—	(250)	1.10
Cancelled (unaudited)	20,666	(20,666)	1.10

Balance, March 31, 2006 (unaudited)	446,872	1,384,698	$1.09

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)
      In-the-money options granted during the year ended December 31, 2005 were as follows:

			Fair value of
			common
	Options	Exercise	stock on
Grant date	granted	price	grant date

January 1, 2005	49,250	$1.10	$1.88
January 18, 2005	5,000	1.10	2.36
January 25, 2005	5,450	1.10	2.56
February 14, 2005	500	1.10	3.10
March 21, 2005	2,500	1.10	4.06
March 29, 2005	5,000	1.10	4.28
April 1, 2005	1,000	1.10	4.38
April 11, 2005	408,500	1.10	4.72
April 18, 2005	250	1.10	4.98
May 2, 2005	500	1.10	5.48
May 23, 2005	15,000	1.10	6.22
June 6, 2005	500	1.10	6.70
June 30, 2005	2,500	1.10	7.56
July 11, 2005	5,250	1.10	7.74
July 18, 2005	500	1.10	7.86
July 21, 2005	10,000	1.10	7.92
August 1, 2005	10,500	1.10	8.10
September 1, 2005	15,000	1.10	8.64
September 6, 2005	10,000	1.10	8.74
November 15, 2005	37,500	1.10	10.44

	584,700	$1.10	$5.18

      No options were issued during the three months ended March 31, 2006 (unaudited). At December 31, 2003, 2004 and 2005 and March 31, 2006, the number of options exercisable was 236,752, 300,878, 615,918 and 675,766 (unaudited), respectively, and the weighted average exercise price was $1.06, $1.04, $1.07 and $1.07 (unaudited), respectively.
      As of March 31, 2006, there was $1,936,724 (unaudited) of total unrecognized compensation expense cost. That cost is expected to be recognized over a weighted-average period of 3.6 years (unaudited).

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)
      The following table summarizes information concerning options outstanding and exercisable at March 31, 2006:

	Outstanding			Exercisable

			Weighted			Weighted
			Average			Average
		Weighted	Remaining		Weighted	Remaining
		Average	Contractual		Average	Contractual
Dates Issued	Shares	Exercise Price	Life	Shares	Exercise Price	Life

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
December 1999 - May 2000	24,500	$0.40	4	24,500	$0.40	4
June 2000 - March 31, 2006	1,360,198	1.10	9	651,266	1.10	8

	1,384,698	$1.09	8	675,766	$1.07	8

      On January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123R. Prior to the Company filing its registration statement on Form S-1 on March 13, 2006, it was a privately-held Company for purposes of SFAS No. 123R. As the Company used the minimum value method of measuring equity share options for the pro forma disclosure under SFAS No. 123, the Company adopted SFAS No. 123R prospectively to new awards and to awards modified, repurchased, or cancelled after December 31, 2005. The Company will continue to apply the intrinsic-value method for awards granted prior to the adoption of SFAS No. 123R.
      The Company will continue to amortize the deferred compensation related to the share options granted prior to December 31, 2005 over their prospective attribution periods.
      For the three-month period ended March 31, 2006, results of operations reflect compensation expense for new stock options granted or modified under our stock incentive plans during the three months ended March 31, 2006, and the continued amortization of the deferred compensation for options granted prior to January 1, 2006.
      Stock-based compensation expense was reflected in the March 31, 2006 and 2005 statement of operations as follows (in thousands):

	For the Three Months Ended
	March 31,

	2005	2006

	(unaudited)	(unaudited)
Cost of goods sold	$1,678	$8,119
Sales and marketing	5,970	28,612
Research and development	1,005	22,656
General and administrative	77,091	285,206

	$85,744	$344,593

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company uses historical data of publicly held peer companies to estimate expected volatility. The Company uses historical data of the period of time that option grants are expected to be outstanding to estimate the term of the grants, and employee termination behavior to support forfeiture rates. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the estimated life of the option. No stock options were granted during the three-month period ended March 31, 2006. The

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)
following assumptions were used to estimate the fair value of 54,360 (unaudited) stock option shares modified during the three-month period ended March 31, 2006 using the Black-Scholes option-pricing model:

2006

(unaudited)
Volatility	67.5%
Risk-free interest rates	4.6%
Expected option life	90 Days
Stock dividend yield	0%
(11) Debt Financing Arrangement and Warrant Issuances
      The Company has issued common and preferred stock warrants in connection with various debt financings. The following is a summary of significant financings in the 3-year period ended December 31, 2005, which resulted in warrant issuances:

2002 Debt Financing
      In connection with a debt financing in 2002, the Company issued detachable warrants to acquire 41,667 shares of Series B preferred stock with an original exercise price of $3.00 per share and a 7-year life. The fair value of these warrants at the time of issuance was determined to be $97,457, and was recorded as a debt issuance discount based on a relative fair value allocation of the note and the warrant. This loan to the Company was guaranteed by 3 related parties: MPM Bioventures II, L.P., MPM Bioventures II-QP, L.P., and MPM Bioventures GMBH & Co. Parallel-Beteiligungs KG (collectively, the Guarantors), until the Company closed its Series C financing. In connection with this guarantee, the Company issued the Guarantors warrants to acquire 100,000 shares of Series B preferred stock with an exercise price of $3.00 per share and a seven-year life. The fair value of these warrants at the time of issue was determined to be $233,895. The fair value of the warrants was recorded as a debt issuance discount based on relative fair value allocation of the proceeds to the note and the warrants. The discount on the debt as a result of the issuance of these warrants was amortized over the term of the debt. In March of 2003, the Company issued an additional detachable warrant to the Guarantors for 66,667 shares of Series B preferred stock in consideration of the Guarantors’ continued guarantee of a portion of the loan to the Company. These warrants had an exercise price of $3.00 per share and a seven-year life. The fair value of the warrants at the time of issuance was determined to be $155,306 which was deferred and amortized over the remaining term of the debt. The Company paid off the loan in August 2004. Upon closure of the Series C and Series C-1 financing in 2004, warrants to acquire an aggregate of 208,334 shares of Series B preferred stock were exchanged for 238,545 shares of Series C-1 preferred stock at $2.62 per share. The impact of the exchange of the Series B preferred stock warrants for Series C-1 preferred stock warrants is reflected in the preferred stock warrant gain (loss) in 2004.

2002 Bridge Note
      In 2002, the Company entered into an 8% Bridge Loan Agreement (2002 Bridge Note) with Venturi I LLC (Venturi), a related party to the Company, with an original due date of May 1, 2003. The 2002 Bridge Note was originally exchangeable into the next defined round of equity financing (when and if it occurred) at the fair market price. In June 2003, in consideration of extending the due date of the 2002 Bridge Note to November 1, 2003, the

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)
Company issued warrants to acquire 14,040 shares of common stock at $1.10 per share and guaranteed the holders of the debt that the debt would be exchangeable into the next defined round of equity financing at a 25% discount from the fair market price. The fair value of the warrants at the time of issuance was determined to be $925. The Company determined that these modifications to the terms of the debt resulted in an extinguishment of the original debt. The Company recorded the new debt instrument and the new warrants to purchase common stock at their fair values and recognized a loss on the extinguishment of debt of approximately $136,500 within interest expense. The 2002 Bridge Note was later amended on December 9, 2003 to change the due date to December 31, 2003, eliminate the 25% discount conversion feature and change the interest rate from 8% to 12%, retroactive to the original issuance date. In consideration of these amended terms, the Company issued additional warrants to acquire 28,125 shares of common stock and changed the exercise price on the previously issued warrants to acquire 14,040 shares to $0.02 per share. The increase in fair value of the warrants was $40,739, which was recorded as an additional discount on the notes and amortized into interest expense over the remaining term of the notes. For accounting purposes, the December 9, 2003 modification to the 2002 Bridge Note resulted in a troubled debt restructuring gain which was deferred as the remaining principal and interest payments exceeded the carrying value of the 2002 Bridge Note. As a result, no gain or loss was recognized for the December 9, 2003 modifications.

2003 Bridge Notes
      On June 16, 2003, the Company entered into an 8.00% Bridge Loan Agreement (2003 Bridge Notes) with investors that included current stockholders and Company executives. During 2003, the Company borrowed the maximum allowable amount of $5,374,462 pursuant to the 2003 Bridge Notes. Principal and interest were payable on December 31, 2003. The 2003 Bridge Notes were convertible into the next defined round of equity financing at a 25% discount from the fair market price, which was recognized as a contingent beneficial conversion feature that would be recognized upon conversion of the notes to equity. The 2003 Bridge Notes were issued with detachable warrants to acquire 112,000 shares of common stock at $1.10 per share. The warrants expire at the earlier of June 16, 2011 or the consolidation of the Company or the sale of substantially all the Company’s assets. The fair value of the warrants at the time of issuance was determined to be $7,837, which was recorded as a discount on the notes and amortized over the term of the 2003 Bridge Notes as interest expense. On December 9, 2003, the 2003 Bridge Notes were amended to change the interest rate from 8% to 12%, retroactive to the funding date, and the Company issued additional warrants to acquire an additional 223,957 shares of common stock, resulting in warrants to acquire a total of 335,957 shares of common stock. In addition, the 25% discount conversion to the next defined round of financing was eliminated, and the price of the previously issued warrants was amended from $1.10 per share to $0.02 per share. The resulting increase in fair value of the warrants was recorded as an additional discount of $324,582 on the 2003 Bridge Notes and amortized over the remaining term of the notes as interest expense. For accounting purposes, the December 9, 2003 modification to the 2003 Bridge Notes resulted in a troubled debt restructuring gain, which was deferred as the remaining principal and interest payments exceeded the carrying value of the 2003 Bridge Notes.
      Embedded within the 2003 Bridge Notes was a requirement that if the Company was liquidated, including a sale or merger, prior to the conversion of the 2003 Bridge Notes to equity, the note holders would receive a liquidation preference of three times the original principal amount invested. In effect, the liquidation preference was considered to be a

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)
contingently exercisable put that was not considered to be clearly and closely related to the host debt instrument. The Company determined that the liquidation preference in the 2003 Bridge Note was an embedded derivative under SFAS 133, which, was required to be bifurcated and accounted for as a freestanding derivative at fair value. Therefore, the Company allocated $1,509,200 of the total proceeds received upon the issuance of the 2003 Bridge Notes to this put feature and classified it as a liability on the balance sheet. The residual amount of the proceeds was allocated to the 2003 Bridge Notes. The resulting discount on the 2003 Bridges Notes was amortized over the life of the notes as interest expense. At December 31, 2003, the put feature was marked to estimated fair value based on an independent valuation, resulting in a gain of $638,508. Prior to the conversion of the 2003 Bridge Notes into Series C-1 preferred stock in March 2004, the put was marked to estimated fair value resulting in the remaining fair value of the put of $870,692 being recorded as a gain. The impact of the embedded derivative accounting on the statement of operations was a charge for interest expense of $1,509,200 in 2003, and derivative gains of $638,508 and $870,692, for the years ended December 31, 2003 and 2004, respectively.
      The Black-Scholes assumptions used to value the common stock warrants issued in the above transactions were: volatility of 86% to 87%, dividend rate of 0%, risk-free interest rate of 2.68% to 3.85%, and the maximum 7 or 8-year contractual warrant life.
      As described in note 9, the 2002 Bridge Note and the 2003 Bridge Notes, plus accrued interest, were converted into Series C-1 preferred stock in 2004 with no further accounting consequence.

Lighthouse Capital Partners Debt Financing
      In connection with the 2005 Lighthouse debt financing, as amended on March 3, 2006, the Company issued warrants to acquire 95,420 shares of Series C-1 preferred stock and has committed to issue up to an additional 179,389 Series C-1 preferred stock warrants. See footnote 6 for further details.
      Stock warrant activity is as follows:

			Preferred		Preferred		Preferred
	Common		Series A		Series B		Series C-1
	shares	Price (1)	shares	Price (1)	shares	Price (1)	shares	Price (1)

Balance as of:
December 31, 2002	60,000	$1.10	9,191	$1.00	143,494	$3.00	—	$
Granted	509,162	0.30	—		66,667	3.00	—
Cancelled	(126,040)	1.10	—		—		—
Forfeited	(9,600)	1.10	—		—		—

December 31, 2003	433,522	0.16	9,191	1.00	210,161	3.00	—
Exchanged	—		—		(208,334)	3.00	238,545		2.62

December 31, 2004	433,522	0.16	9,191	1.00	1,827	3.00	238,545
Granted	—		—		—		95,420		2.62

December 31, 2005	433,522	$0.16	9,191	$1.00	1,827	$3.00	333,965		$2.62

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)

(1)	Weighted average price
      All warrants issued by the Company are fully vested. All classes of preferred stock warrants will be converted into common stock warrants upon a qualified initial public offering with a share price of at least $7.86 per share, and aggregate net proceeds to the Company of at least $20 million, as defined in the Company’s certificate of incorporation. At December 31, 2005, the aggregate liquidation preference of preferred stock issuable upon exercise of preferred stock warrants was $1,764,648. Upon the completion of an initial public offering, all classes of preferred stock warrants will be converted into 257,573 common warrants with terms based on then current conversion ratio of preferred stock to common stock for each respective warrant. See note 17 to these financial statements for a description of a potential subsequent event related to an initial public offering of the Company’s common stock.

(12)	Preferred Stock Warrants Subject to Redemption
      In 2003, the Company was required to adopt SFAS 150 and classify preferred stock warrants as liabilities as Series A, Series B and Series C and Series C-1 preferred stock have liquidation rights upon the sale or merger of the Company. The Company recorded a cumulative adjustment benefit for the adoption of SFAS 150 on July 1, 2003 of $266,989. The Company records adjustments in the statement of operations for the change in the fair value of the preferred stock warrants. These adjustments were a gain (loss) of $9,278, $128,465 and ($572,023) in 2003, 2004 and 2005, respectively, and ($174,271) (unaudited) and ($162,707) (unaudited) for the three-month periods ended March 31, 2005 and 2006, respectively. Preferred stock warrant fair values were retrospectively determined by an independent valuation. The option-pricing method was applied to allocate the enterprise value, at various historical dates, to the various equity holders.

(13)	Related-Party Transactions
      Effective January 1, 2002, the Company entered into a consulting agreement with Venturi Development, Inc. (VDI), whose then stockholders and officers are investors in the Company. The consulting agreement provided for the consultants to receive compensation, in the form of cash for services provided. The total cash payments in 2003 were $444,765. The Company made no payments to VDI in 2004 and 2005. The majority of the consulting services provided by VDI were recorded as research and development and clinical and regulatory expenses.
      The Company paid Venturi a monthly service fee for the use and maintenance of certain equipment. Total fees paid in 2003, 2004 and 2005 were $64,704, $12,000 and $0, respectively.
      In October 2002 the Company borrowed $675,000 in the form of a bridge loan agreement from Venturi as discussed in note 11. In June 2003, the Company entered into a bridge loan agreement with certain investors, including current stockholders and Company executives, including Mark B. Knudson, Ph.D, the Company’s chairman of the board of directors, which provided up to $5,374,462 in aggregate borrowings through August 2003.

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)

(14)	Commitments and Contingencies

Leases
      Assets held under capital leases are included in property and equipment and are charged to depreciation and interest over the life of the lease. Operating leases are not capitalized and lease rentals are expensed on a straight-line basis over the life of the lease.
      On October 1, 2005, the Company entered into a non-cancelable operating lease agreement for office/warehouse space. The lease expires on September 30, 2010, and the Company has an option to renew for an additional five years. The Company has sublet part of the office/warehouse space for a three-year period beginning on October 1, 2005 to a related party, EnteroMedics, Inc., whose president and C.E.O., Mark B. Knudson, Ph.D, is the chairman of the Company’s board of directors. Previously, the Company had entered into a non-cancelable sublease agreement for office/warehouse space that expired on September 30, 2005. Rent expense totaled $218,926, $233,314 and $263,556 for the years ended December 31, 2003, 2004 and 2005, respectively.
      The following is a schedule of total future minimum lease payments due as of December 31, 2005:

	Operating	Capital
	leases	leases

2006	$371,581	$7,486
2007	375,381	7,486
2008	379,181	7,486
2009	382,981	5,614
2010	287,766	—

Total future minimum lease payments	1,796,890	28,072
Less amounts representing interest at 9.35%	—	(4,473)

Total capital lease obligations		$23,599

Less noncancelable sublease payments:
2006	(87,611)
2007	(91,404)
2008	(69,087)

	(248,102)

Minimum lease payments	$1,548,788

(15)	Employment Agreements
      The Company has entered into employment agreements with certain key employees providing for an annual salary, stock options and such benefits in the future as may be approved by the board of directors. Certain agreements also contain provisions pursuant to which upon a “change of control” of the Company, the applicable employees will receive severance payments equal to their monthly salary for 12 months. The aggregated value of these “change of control” provisions was approximately $415,000 at December 31, 2005. In addition, the agreement with J. Robert Paulson, Jr., the Company’s chief executive officer, entitles Mr. Paulson to receive a transaction bonus equal to four percent of the net proceeds

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)
payable to the holders of the Company’s stock, options or warrants in the transaction, in the event of a “change of control”. This condition is effective as long as shares of the Company’s preferred stock remain outstanding, but only if the outstanding preferred stockholders receive at least one time their original purchase price for their shares in the transaction after payment of the transaction bonus.

(16)	Retirement Plan
      The Company has a 401(k) profit sharing plan that provides retirement benefits to all full-time employees. Eligible employees may contribute a percentage of their annual compensation, subject to Internal Revenue Service limitations. The Company’s matching is at the discretion of the Company’s Board of Directors. As of December 31, 2003, 2004 and 2005, the Company did not provide for matching of employees’ contributions.

(17)	Additional Events Subsequent to December 31, 2005
      Effective as of February 28, 2006, the Company’s board of directors and a majority of the Company’s stockholders authorized and approved the offering and sale of shares of the Company’s common stock for a maximum aggregate offering of up to $50 million in an initial public offering (IPO). This offering will constitute a “qualified” IPO pursuant to the Company’s certificate of incorporation, which will trigger the automatic conversion feature of the Company’s outstanding preferred stock pursuant to the Company’s Certificate of Incorporation.
      The Company will effect a 1-for-2 reverse split of all issued and outstanding Company Common Stock prior to the Company’s registration statement on Form S-1, filed in connection with the IPO, being declared effective. Prior to the completion of the IPO, the Company will amend its Certificate of Incorporation to change the conversion price of the Series C and Series C-1 preferred stock from $5.24 per share to $3.48 per share. As a result of the change in the conversion price of Series C and C-1 preferred stock, the outstanding potential common stock will increase by 2,649,864 shares, including 92,172 common shares issuable pursuant to the Series C-1 preferred stock warrants. Upon the closing of the IPO, all Series A, B, C and C-1 preferred stock and preferred stock warrants will automatically convert into Company common stock and common stock warrants, respectively, at the then current conversion prices.
      All common stock share and per share amounts reported in the Company’s historical financial statements have been adjusted to reflect the impact of the common stock reverse split. The conversion prices of the preferred stock into common stock have not been adjusted to reflect the change in the underlying common stock reverse split as the reverse split will occur after all preferred shares have been converted to common stock.

(18)	Events Subsequent to the Date of Independent Registered Public Accounting Firms’ Report (unaudited)
      The Company entered into an employment agreement with its new Chief Financial Officer which provides an initial stock option grant of 100,000 shares of common stock plus an additional stock option grant to bring ownership percentage up to nine-tenths of one percent on a fully diluted basis after the completion of the proposed initial public offering. Both grants will be priced at fair market value and occur after the proposed initial public offering. Further, the CFO is eligible to receive a transaction bonus equal to nine-tenths of one percent of the net proceeds payable to the holders of the Company’s stock, options or warrants in the transaction, in the event of a “change of control.” This condition is effective as long as shares of the Company’s preferred stock remain outstanding, but only if the outstanding preferred

RESTORE MEDICAL, INC.
Notes to Financial Statements — (Continued)
stockholders receive at least one time their original purchase price for their shares in the transaction after payment of the transaction bonus.
      In addition, the Company has entered into a change of control agreement with two officers, including the CFO discussed above. Upon a change in control, the officers will receive severance payments equal to their monthly salary for 12 months. The aggregate value of the change of control provisions was approximately $399,240 at March 31, 2006. In addition, if a change of control occurs before the earlier of the completion of currently proposed initial public offering or the next round of financing for the Company, the CFO will also receive a transaction bonus of $150,000.

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus. Neither we nor the underwriters are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.
Until           , 2006 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
Restore Medical, Inc.
4,000,000 Shares
Common Stock
Deutsche Bank Securities
RBC Capital Markets
First Albany Capital
Prospectus
          , 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
      The following table sets forth the costs and expenses, other than the underwriting discounts and commission, payable by us in connection with the sale of common stock being registered. All amounts are estimated except the fees payable to the SEC and the National Association of Securities Dealers, Inc.

SEC registration fee	$5,350
National Association of Securities Dealers, Inc. fee	5,500
Nasdaq National Market listing fee	100,000
Printing and mailing	360,000
Legal fees and expenses	500,000
Accounting fees and expenses	750,000
Transfer agent fees	2,500
Miscellaneous	26,650

$1,750,000

Item 14.	Indemnification of Directors and Officers
      Article 6 of our amended and restated charter, to become effective upon the completion of the offering made pursuant to this registration statement, provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except for liability (i) for any breach of the director’s duty of loyalty to our company or its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.
      Article 8 of our bylaws provides that we will indemnify each person who was or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of our company or is or was serving at the request of our company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent (all such persons are referred to as an indemnitee), shall be indemnified and held harmless by our company , against all expenses, liability and loss (including attorneys’ fees, judgments, fines, penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if such indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our bylaws provide that we will indemnify any indemnitee seeking indemnity in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by our board of directors. We will indemnify the indemnitee for expenses incurred in defending any such proceeding in advance of its final disposition to the extent not prohibited by law. Such indemnification will only be made if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Expenses must be advanced to an indemnitee under certain circumstances.
      As a condition precedent to the right of indemnification, an indemnitee must give us notice of the action for which indemnity is sought and we have the right to participate in such action or assume the defense thereof.
      Article 8 of our bylaws further provides that the indemnification provided therein is not exclusive, and provides that no amendment, termination or repeal of the relevant provisions of the Delaware law statute or any other applicable law will diminish the rights of any Indemnitee to indemnification under our charter.
      Section 145 of the Delaware law statute provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or such other court shall deem proper.
      We have obtained director and officer insurance providing for indemnification for our directors and officers for certain liabilities and expect that, prior to the consummation of this offering, such insurance will provide for indemnification of our directors and officers for liabilities under the Securities Act.
      In the underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities
      Set forth below is information regarding shares of capital stock, warrants and promissory notes issued and options granted by us within the past three years. Also included is the consideration, if any, received by us for such shares, warrants, promissory notes and options and information relating to the section of the Securities Act, or rules of the SEC, under which exemption from registration was claimed. Some of the transactions described below involved directors, officers and five percent stockholders. The transactions described below have not been adjusted to reflect the 1-for-2 reverse stock split which will occur before the completion of this offering.

      Since January 1, 2003, we have granted options under our 1999 plan to purchase an aggregate of 2,945,350 shares of our common stock at an exercise price of $0.55 per share to our employees, officers, directors and advisors.
      Since January 1, 2003, we have issued an aggregate of 205,983 shares of our common stock to our employees, officers, directors and advisors pursuant to the exercise of stock options for an aggregate consideration of $110,490.65.
      On March 12, 2003, we issued 66,667 warrants for our Series B preferred stock, which were converted into Series C warrants at the completion of the Series C financing in 2004. These warrants were issued to MPM BioVentures II, L.P., MPM BioVentures II-QP, L.P., MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG an d MPM Asset Management Investors 2000 B LLC (referred to collectively as MPM Capital) as consideration for a related party’s guarantee of a loan.
      On April 1, 2003, we issued a warrant to purchase 10,000 shares of our common stock to Innovative Medical Products Consultants, GmbH in exchange for consulting services provided to us.
      On June 12, 2003 we issued warrants to purchase 28,080 shares of our common stock to Venturi I, LLC in exchange for an amendment to the promissory note (2002 Bridge Note) issued by us pursuant to the October 31, 2002, 8% Bridge Loan Agreement. The 2002 Bridge Note was amended to change the due date to November 1, 2003.
      On June 16, 2003, we entered into an 8.00% Bridge Loan Agreement (2003 Bridge Agreement) with MPM Capital, Charter Ventures, Eventyr Investments and certain individuals. During 2003, we issued promissory notes totaling $5,374,462 (2003 Bridge Notes) pursuant to the 2003 Bridge Agreement.
      The 2003 Bridge Notes were issued with detachable warrants to acquire 224,000 shares of our common stock at $0.55 per share. On December 9, 2003 we issued warrants to purchase 447,914 shares of our common stock to the parties holding 2003 Bridge Notes resulting in a total of 671,914 common stock warrants. The 447,914 additional warrants were issued in connection with an amendment to our 2003 Bridge Notes that eliminated the contingent beneficial conversion feature and amended the price of the previously issued warrants from $0.55 to $0.01 per share.
      On December 9, 2003, the promissory note originally issued by us to Venturi I, LLC on October 31, 2002 was amended to eliminate the beneficial conversion feature and change the interest rate from 8% to 12% retroactive to the original issuance date and extend the maturity date to December 31, 2003. In connection with this amendment, on December 9, 2003, we also issued 56,250 additional common stock warrants to Venturi I, LLC resulting in an amended warrant to purchase a total of 84,330 shares of our common stock. In addition, the exercise price of the amended warrant changed from $0.55 to $0.01 per share.
      In the first quarter of 2004, we entered into an agreement with MPM Capital, Charter Ventures L.P., Eventyr Investments, Bessemer Venture Partners Christopher Gabrieli, TH Lee Putnam Investment Trust, General Electric Pension Trust, NGEN, 3V SourceOne, DuPont Pension Trust, Wilton Private Equity and certain other individuals, to sell, in a private placement, an aggregate of 7,615,675 shares of our Series C preferred stock and an aggregate of 2,498,833 shares of our Series C-1 preferred stock. The total aggregate offering price for this sale was $26,500,547.33.
      In the first quarter of 2004, in connection with our Series C and Series C-1 preferred stock financing we issued an aggregate of 238,545 warrants to purchase our Series C-1 preferred stock to Comerica Bank and MPM Capital, which replaced the warrants to purchase Series B preferred stock that were issued on March 12, 2003 and the warrants to purchase our Series B preferred stock issued December 19, 2002.
      In March 2005, we obtained a $5,000,000 loan facility for general corporate purposes from Lighthouse Capital Partners (Lighthouse). On December 30, 2005, we borrowed $2,000,000 in return for the issuance of promissory notes to Lighthouse.
      On March 23, 2005 we issued a warrant to purchase 95,420 shares of our Series C-1 preferred stock to Lighthouse pursuant to the loan agreement. On March 3, 2006, we issued a warrant to purchase 103,053 shares of our Series C-1 preferred stock to Lighthouse pursuant to the loan agreement.
      The issuance of stock options and the common stock issuable upon the exercise of stock options as described in this Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, officers, directors and advisors, in reliance on the exemption provided by Rule 701 promulgated under Section 3(b) of the Securities Act. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.
      All other issuances described above were exempt from registration pursuant to Section 4(2) of the Securities Act. With respect to each transaction listed above, no general solicitation was made by either the company or any person acting on its behalf; the securities sold are subject to transfer restrictions, and the certificates for the shares contained an appropriate legend stating such securities have not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom. No underwriters were involved in connection with the sales of securities referred to in this Item 15.

Item 16.	Exhibits

(a)	Exhibits

Exhibit
Number		Description

1.1		Form of Underwriting Agreement
3	.1**	Amended and Restated Certificate of Incorporation, as amended as currently in effect
3	.1A	Certificate of Amendment of Amended and Restated Certificate of Incorporation
3.2		Second Amended and Restated Certificate of Incorporation, to become effective upon completion of the offering
3	.3**	Bylaws, as currently in effect
3.4		Amended and Restated Bylaws, to become effective upon completion of the offering
4.1		Specimen certificate for shares of common stock
4	.2**	Investors’ Rights Agreement, dated as of January 28, 2004, by and between the Registrant and the parties named therein
4	.3**	First Amendment to Investors’ Rights Agreement, dated as of March 17, 2005, by and between the Registrant and the parties named therein
4	.4**	Waiver to Investors’ Rights Agreement, dated as of March 30, 2005, by and between the Registrant and the parties named therein
5.1		Opinion of Dorsey & Whitney LLP
10	.1**	Commercial Lease, dated as of August 5, 2005, by and between Roseville Properties Management Company as agent for Commers-Klodt III and the Registrant
10	.2**	Loan and Security Agreement No. 4541, dated as of March 23, 2005, by and between Lighthouse Capital Partners V, L.P. and the Registrant

Exhibit
Number		Description

10	.2A**	Amendment No. 1 to the Loan and Security Agreement No. 4541 dated as of March 23, 2005, by and between Lighthouse Capital Partners V, L.P. and the Registrant, dated March 3, 2006.
10	.3**†	Employment and Change in Control Agreement, dated as of April 11, 2005, by and between the Registrant and J. Robert Paulson, Jr.
10	.3A**	Employment and Change of Control Supplemental Agreement, dated as of March 15, 2006, by and between the Registrant and J. Robert Paulson, Jr.
10	.4**†	Change in Control Agreement, dated as of December 19, 2002, by and between the Registrant and Edward W. Numainville
10	.5**	Separation Agreement, dated as of August 13, 2004, by and between the Registrant and Susan L. Critzer
10	.6**	Amendment to Separation Agreement, dated August 13, 2004, between the Registrant and Susan L. Critzer, dated February 2, 2005
10	.7†	1999 Omnibus Stock Plan, as amended March 2, 2006
10	.8**†	Standard form of Incentive Stock Option Agreement pursuant to the 1999 Omnibus Stock Plan
10	.9**†	Standard form of Non-Qualified Stock Option Agreement pursuant to the 1999 Omnibus Stock Plan.
10	.10**†	Management Incentive Plan
10	.11†	Executive Compensation Plan
10	.12**	EU Authorized Representative Contract for Services, dated as of June 16, 2003, by and between Quality First International and the Registrant
10	.13**	Distribution Agreement, dated as of January 20, 2005, by and between the Registrant and Sonomed Ltd.
10	.14**	Research and Development Agreement, dated as of August 11, 2000, by and between the Registrant and Advanced Composite Industries, Inc.
10	.15**	Assignment and Grant Back of License Agreement, dated as of November 28, 2001, by and between the Registrant and Venturi Development Inc.
10	.16**	Employment and Change in Control Agreement, dated as of March 13, 2006, by and between the Registrant and Christopher Geyen
10	.17**	Change in Control Agreement, dated as of March 13, 2006, by and between the Registrant and John Foster
10	.18**	Amended and Restated Convertible Promissory Note, issued October 31, 2002, as amended and restated on December 9, 2003, issued to Venturi I, LLC by the Registrant
10	.19**	Bridge Loan Agreement, dated June 16, 2003, by and among the Registrant and each of the investors that are a party thereto
10	.20**	Amendment No.1 to the Bridge Loan Agreement dated June 16, 2003 by and among the Registrant and the investors that are a party thereto, dated December 9, 2003
10	.21**	Form of Amended and Restated Promissory Note, dated December 9, 2003, issued by the Registrant pursuant to the Bridge Loan Agreement, dated June 16, 2003, by and among the Registrant and each of the investors that are a party thereto
10	.22**	Form of Amended and Restated Warrant to Purchase Common Stock, dated December 9, 2003, issued by the Registrant pursuant to the Bridge Loan Agreement, dated June 16, 2003, by and among the Registrant and each of the investors that are a party thereto
10.23		Form of Indemnification Agreement entered into by and between the Registrant and each of its executive officers and directors

Exhibit
Number		Description

14	.1**	Code of Conduct and Ethics, to become effective upon completion of the offering
23.1		Consent of KPMG LLP, Independent Registered Public Accounting Firm
23	.2*	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)
24	.1**	Powers of Attorney
99	.1**	Consent of Director Nominee
99	.2**	Consent of Director Nominee

*	To be filed by amendment.

**	Previously filed.

†	Management contract or compensatory plan or arrangement.
     (b) Financial Statements Schedules.
      None.

Item 17.	Undertakings
      The undersigned registrant hereby undertakes to provide to the underwriter at the completion of the offering specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be sellers to the purchaser and will be considered to offer or sell such securities to such purchaser:

(A) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(B) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(C) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or their securities provided by or on behalf of the undersigned registrant; and

(D) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 4 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Paul, Minnesota, as of May 12, 2006.

RESTORE MEDICAL, INC.

By	/s/ J Robert Paulson, Jr.

J. Robert Paulson, Jr.
President and Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated as of May 12, 2006.

Signature		Title

/s/ J. Robert Paulson, Jr. J. Robert Paulson, Jr.		President, Chief Executive Officer and Director (principal executive officer)

/s/ Christopher R. Geyen Christopher R. Geyen		Chief Financial Officer (principal accounting and financial officer)

* Ashley L. Dombkowski, Ph.D		Director

* Luke Evnin, Ph.D		Director

* Mark B. Knudson, Ph.D		Chairman

* Stephen Kraus		Director

* John Schulte		Director

*By:	/s/ J. Robert Paulson, Jr. J. Robert Paulson, Jr. As Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Form of Underwriting Agreement
3.1**	Amended and Restated Certificate of Incorporation, as amended as currently in effect
3.1A	Certificate of Amendment of Amended and Restated Certificate of Incorporation
3.2	Second Amended and Restated Certificate of Incorporation, to become effective upon completion of the offering
3.3**	Bylaws, as currently in effect
3.4	Amended and Restated Bylaws, to become effective upon completion of the offering
4.1	Specimen certificate for shares of common stock
4.2**	Investors’ Rights Agreement, dated as of January 28, 2004, by and between the Registrant and the parties named therein
4.3**	First Amendment to Investors’ Rights Agreement, dated as of March 17, 2005, by and between the Registrant and the parties named therein
4.4**	Waiver to Investors’ Rights Agreement, dated as of March 30, 2005, by and between the Registrant and the parties named therein
5.1	Opinion of Dorsey & Whitney LLP
10.1**	Commercial Lease, dated as of August 5, 2005, by and between Roseville Properties Management Company as agent for Commers-Klodt III and the Registrant
10.2**	Loan and Security Agreement No. 4541, dated as of March 23, 2005, by and between Lighthouse Capital Partners V, L.P. and the Registrant
10.2A**	Amendment No. 1 to the Loan and Security Agreement No. 4541 dated as of March 23, 2005, by and between Lighthouse Capital Partners V, L.P. and the Registrant, dated March 3, 2006.
10.3 †**	Employment and Change in Control Agreement, dated as of April 11, 2005, by and between the Registrant and J. Robert Paulson, Jr.
10.3A**	Employment and Change of Control Supplemental Agreement, dated as of March 15, 2006, by and between the Registrant and J. Robert Paulson, Jr.
10.4 †**	Change in Control Agreement, dated as of December 19, 2002, by and between the Registrant and Edward W. Numainville
10.5**	Separation Agreement, dated as of August 13, 2004, by and between the Registrant and Susan L. Critzer
10.6**	Amendment to Separation Agreement, dated August 13, 2004, between the Registrant and Susan L. Critzer, dated February 2, 2005
10.7 †	1999 Omnibus Stock Plan, as amended March 2, 2006
10.8 †**	Standard form of Incentive Stock Option Agreement pursuant to the 1999 Omnibus Stock Plan
10.9 †**	Standard form of Non-Qualified Stock Option Agreement pursuant to the 1999 Omnibus Stock Plan.
10.10**	Management Incentive Plan
10.11 †	Executive Compensation Plan
10.12**	EU Authorized Representative Contract for Services, dated as of June 16, 2003, by and between Quality First International and the Registrant
10.13**	Distribution Agreement, dated as of January 20, 2005, by and between the Registrant and Sonomed Ltd.
10.14**	Research and Development Agreement, dated as of August 11, 2000, by and between the Registrant and Advanced Composite Industries, Inc.
10.15**	Assignment and Grant Back of License Agreement, dated as of November 28, 2001, by and between the Registrant and Venturi Development Inc.
10.16**	Employment and Change in Control Agreement, dated as of March 13, 2006, by and between the Registrant and Christopher Geyen
10.17**	Change in Control Agreement, dated as of March 13, 2006, by and between the Registrant and John Foster
10.18**	Amended and Restated Convertible Promissory Note, issued October 31, 2002, as amended and restated on December 9, 2003, issued to Venturi I, LLC by the Registrant
10.19**	Bridge Loan Agreement, dated June 16, 2003, by and among the Registrant and each of the investors that are a party thereto

Exhibit
Number	Description

10.20**	Amendment No. 1 to the Bridge Loan Agreement dated June 16, 2003 by and among the Registrant and the investors that are a party thereto, dated December 9, 2003
10.21**	Form of Amended and Restated Promissory Note, dated December 9, 2003, issued by the Registrant pursuant to the Bridge Loan Agreement, dated June 16, 2003, by and among the Registrant and each of the investors that are a party thereto
10.22**	Form of Amended and Restated Warrant to Purchase Common Stock, dated December 9, 2003, issued by the Registrant pursuant to the Bridge Loan Agreement, dated June 16, 2003, by and among the Registrant and each of the investors that are a party thereto
10.23	Form of Indemnification Agreement entered into by and between the Registrant and each of its executive officers and directors
14.1**	Code of Conduct and Ethics, to become effective upon completion of the offering
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.2*	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)
24.1**	Powers of Attorney
99.1**	Consent of Director Nominee
99.2**	Consent of Director Nominee

*	To be filed by amendment.

**	Previously filed.

†	Management contract or compensatory plan or arrangement.